P.E. 12/31/06

AR/S

1-9804



RECD S.E.C.

APR 23 2007

1086

500,000

PROCESSED

APR 30 2007

THOMSON
FINANCIAL



2006 Annual Report

500,000

PULTE HOMES BUILT

Since 1950



BUILDING ONE DREAM AT A TIME

Pulte Homes will reach a historic milestone in 2007, becoming the first U.S. homebuilder to surpass the 500,000-home mark. The Company began in 1950 with the efforts of an enterprising 18-year-old whose goal was to build a quality home for his parents, and has grown to serve generations of homebuyers across the U.S. Throughout the Company's journey, Bill Pulte's focus has remained constant: delivering a quality home in a great location that exceeds the customer's expectations. From our first home in Detroit, MI to our 500,000th home in one of our more than 50 market locations, Pulte Homes takes great pride in building not just a house, but a homeownership dream — one home at a time.

FINANCIAL HIGHLIGHTS

($000's omitted, except per share data)	**2006**	2005	2004	2003	2002
CONSOLIDATED RESULTS *(a)*					
Revenues	**$14,274,408**	$14,694,535	$11,514,476	$8,820,789	$7,275,745
Income from continuing operations	**$ 689,646**	$ 1,436,888	$ 993,573	$ 617,548	$ 442,099
Net income	**$ 687,471**	$ 1,491,913	$ 986,541	$ 624,634	$ 453,645
Per share data:					
Earnings per share—basic:					
Continuing operations	**$ 2.73**	$ 5.62	$ 3.93	$ 2.53	$ 1.83
Net income	**$ 2.73**	$ 5.84	$ 3.91	$ 2.56	$ 1.88
Earnings per share—assuming dilution:					
Continuing operations	**$ 2.67**	$ 5.47	$ 3.82	$ 2.46	$ 1.79
Net income	**$ 2.66**	$ 5.68	$ 3.79	$ 2.48	$ 1.84
Cash dividends per share	**$ 0.16**	$ 0.13	$ 0.10	$ 0.05	$ 0.04
Total assets	**$13,176,874**	$13,060,860	$10,406,897	$8,072,151	$6,872,087
Senior notes	**$ 3,537,947**	$ 3,386,527	$ 2,861,550	$2,150,972	$1,913,268
Debt-to-capital ratio	**34.98%**	36.24%	38.75%	38.42%	40.94%
Shareholders' equity	**$ 6,577,361**	$ 5,957,342	$ 4,522,274	$3,448,123	$2,760,426
Return on average shareholders' equity	**10.85%**	28.91%	25.28%	20.58%	18.18%
Book value per share	**$ 25.76**	$ 23.18	$ 17.68	$ 13.78	$ 11.29
Number of employees	**12,400**	13,400	13,000	10,800	9,200
HOMEBUILDING RESULTS					
Revenues	**$14,075,248**	$14,528,236	$11,400,008	$8,701,661	$7,167,915
Pre-tax income	**$ 1,010,368**	$ 2,298,822	$ 1,635,580	$1,000,513	$ 717,931
Settlements (units)	**41,487**	45,630	38,612	32,693	28,903
Net new orders (units) *(b)*	**33,925**	47,531	40,576	34,989	30,830
Backlog (units)	**10,255**	17,817	15,916	13,952	10,605
Total markets, at year end	**52**	54	45	44	44
Active communities at year end	**690**	662	626	535	460
Average selling price	**$ 337**	$ 315	$ 287	$ 259	$ 242
Gross profit margin from home sales *(c)*	**17.4%**	23.4%	22.6%	20.6%	19.4%

(a) Consolidated results include income (loss) from discontinued operations which are comprised of the Company's former thrift operation and Argentina and Mexico homebuilding operations.

(b) Total net new orders for the year ended December 31, 2003 does not include 1,051 units of acquired backlog.

(c) Homebuilding interest expense, which represents the amortization of capitalized interest, is included as part of homebuilding cost of sales.


REVENUES
(dollars in billions)
15.0
12.0
9.0
6.0
3.0
0
'02 '03 '04 '05 '06
INCOME FROM CONTINUING OPERATIONS
(dollars in millions)
1,500
1,200
900
600
300
0
'02 '03 '04 '05 '06
EARNINGS PER SHARE
Assuming Dilution, from Continuing Operations
(in dollars)
6.00
4.00
2.00
0
'02 '03 '04 '05 '06
BOOK VALUE PER SHARE
(in dollars)
28.00
21.00
14.00
7.00
0
'02 '03 '04 '05 '06

LETTER TO PULTE HOMES SHAREHOLDERS, CUSTOMERS, ASSOCIATES AND BUSINESS PARTNERS:


Pulte
Homes

It can be said that home is where our story begins, and perhaps no one personifies this statement more than Bill Pulte and the company he founded 57 years ago. What began with one home, constructed by a young man with passion and a dream, is now on the verge of reaching a tremendous milestone for the Company and for the industry as Pulte Homes looks ahead to delivering its 500,000th home in 2007.

Half-a-million homes. As recently as a decade ago, such a number was almost unimaginable, even to the most optimistic people in the industry. To put this number in perspective, it means delivering roughly one new home every hour of every day since 1950. Of course, that's just an average and over the span of 57 years, results could never be that consistent from hour to hour or even from year to year. In fact, as we experienced in 2006, the U.S. housing industry and, in turn, our company, can be subject to dramatic changes in demand.

According to government data, in just a five-year span from 2001 to 2005, new home sales increased from approximately one million to 1.3 million houses per year. This trend dramatically reversed last year, however, as new home sales in 2006 recorded a year-to-year drop of more than 11 percent. With almost 60 years in the business, we have certainly seen the ups and downs of the housing cycle, and we know sudden changes in demand can happen. This particular deceleration was different in terms of the speed, breadth and severity of the downturn and the fact that it occurred within the context of a strong macro economic environment.

INDUSTRY NEW HOME SALES
(in millions)


1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
'01 '02 '03 '04 '05 '06

Directionally, Pulte Homes' performance tracked that of the broader housing industry. More specifically, we grew significantly faster from 2001 to 2005, as annual closings roughly doubled to 45,630 homes. However, our 2006 closings showed a pull back of approximately 9 percent to 41,487 homes.

Along with home closings, other key financial results showed the impact of softer demand, as 2006 consolidated revenues declined 3 percent to $14.3 billion, while earnings from continuing operations fell to $2.67 per diluted share, compared with $5.47 per diluted share in 2005. Even in this more difficult environment, however, we continued to maintain our financial discipline as we ended the year with a debt-to-capitalization ratio of 35%, below our 40% target range, while our book value per share increased 11% to $25.76 per share.

There has been a lot of analysis around what caused the dramatic change in demand. Among the factors often cited: affordability constraints after multiple years of strong price appreciation; real estate investors whose shift from being buyers to sellers helped to create an excess of home inventory; potential buyers' inability to sell an existing home; and, a general lack of confidence among potential customers who had little "sense of urgency" to buy.

In last year's report we discussed how 2006 was likely going to be tougher, but no one could have foreseen how severe the correction would be. As it became clear that demand conditions were changing, we responded aggressively to put Pulte Homes in the best possible position for today and for the future.



Richard J. Dugas, Jr.
President and Chief Executive Officer

William J. Pulte
Chairman of the Board and Company Founder

Among the steps taken was to adjust key land strategies including delaying or forgoing purchases of land held under option and slowing planned incremental land investments. Through these actions, we reduced our year-end land pipeline 36% to 232,200 lots under control and eliminated over $6 billion in potential new land investment planned for 2006 through 2008. These actions were not without financial costs, but we believe they were appropriate as we worked to balance short-term demand with the reality of increasingly difficult, multi-year entitlement timelines in many of the cities where Pulte Homes operates.

Along with land, we also slowed our construction volumes, including limiting the start of any new home without a buyer in-place, also known as a "spec" home. By slowing production, we reduced the number of spec homes in the pipeline from a second quarter 2006 peak of 9,000 to approximately 5,000 at year end. This strategy has important implications in that we are not putting additional inventory into over-supplied markets, but at the same time it will take one to two quarters to gear up production when demand rebounds. We consider this more of a defensive posture, but one that is appropriate until visibility improves.

For the homes that we do put into production, we continue to drive for greater efficiency and to advance initiatives under our corporate strategy of Operational Excellence. Given the current operating environment, wringing costs out of the system quickly is critical, but we view the long-term opportunities associated with Operational Excellence as equally compelling.

As we have discussed in past annual reports, we are working to make Pulte Homes more efficient by making the business simpler. We have identified our best-selling floor plans and engineered them to be more efficient in terms of material content and field constructability. Similar to how the automotive companies operate, we also have developed a series of specification packages (appliances, cabinets, flooring, lighting, etc.) that align with our different target consumer groups. Often advertised under the banner of "Dare to Compare," we have created what we feel is a competitive advantage in the marketplace by offering customers a whole-house value proposition that we think is clearly better. We continue to incorporate these specification packages into new communities as they are opened, and we expect to have well over 60% of all Pulte communities transitioned by the end of 2007.

In adjusting the business, we have also taken steps to reduce overheads to match the current rates of production, including the reduction of workforce of approximately 25%. This is the right decision, but it's never an easy one to reach. These are good people who helped Pulte Homes succeed and who helped build this organization into an industry leader.

WHAT DOES THE FUTURE HOLD

Since 1950, economists point to at least four discrete housing cycles...and Pulte Homes has successfully navigated through them all. Maybe this gives us a little better perspective as we monitor the growing collection of data points hinting that 2007 could mark the bottom of this current slowdown. At the risk of stating the obvious, the future is uncertain and no one really knows for sure when trends will turn more positive. What we do know is that the macro factors that drive long-term demand, including population growth, demographics and immigration, remain positive, so it is truly a matter of "when," not "if" homebuyer demand will begin to improve.

U.S. POPULATION ESTIMATED
(in millions)


400
300
200
100
0
'00 '05 '10 '15 '20 '25 '30 '35 '40

After an extended period of rapid growth, we have had to adjust some of our short-term operating tactics to appropriately position the Company for today's operating environment. Our core, long-term strategies have not changed and continue to focus on four key areas: market share expansion through segmentation, operational excellence, financial discipline and people development. Using a sailing analogy, we may have had to tack a few more times, but our compass heading remains the same.

We often talk about Pulte's competitive advantages in the areas of geographic and customer diversification, unmatched position within the active adult segment, our financial strength and great people. Given the times, we would add one more, which is that after building half a million homes in the past 57 years, we have been through these cycles before. We have experienced leadership that knows how to operate the business profitably and how to seize the opportunities that exist even in tough market conditions.

In the pages that follow this letter, we reflect on some of the competitive advantages that give us confidence about the future of Pulte Homes. One that will be highlighted is the people who are so critical to our success, namely our customers, our shareholders, our associates and our business partners. It is through their support of Pulte Homes that we achieve our success and that we are positioned to deliver our 500,000th home in the year ahead.

Sincerely,

RICHARD J. DUGAS, JR.
President and Chief Executive Officer

WILLIAM J. PULTE
Chairman of the Board and Company Founder







Q&A

PULTE HOMES: 500,000 AND COUNTING...

The decade of the '50s saw the post-World War II simplicity of hula-hoops and a new technology called television. The ease of these times was followed by the more socially turbulent '60s, with Vietnam, Woodstock and Dr. Martin Luther King, Jr. The '70s witnessed disco, Watergate and the country's 200th birthday and then gave way to Cabbage Patch Dolls, computers and the fall of the Berlin Wall in the '80s. The '90s saw the freeing of Nelson Mandela, the introduction of cell phones, the Internet boom and a nation's "irrational exuberance." Finally, after passing Y2K, the promise of the new millennium was shattered one clear September morning in 2001. And while the country would never be the same, America came together, regained its spirit and even learned to Google.

Pulte Homes has watched the parade of time and has born witness to incredible changes in society over the past six decades. With the delivery of its 500,000th home in 2007, Pulte Homes will achieve a new milestone in the history of U.S. homebuilding. Since building that first home in 1950, Bill Pulte and Pulte Homes have helped shape an industry while growing into one of the largest homebuilders in the country. In a candid interview with Company Founder and Chairman Bill Pulte and President and CEO Richard Dugas, the two discuss the significance of this pending achievement and the changing landscape within the homebuilding industry.



"Pulte Homes is not just a homebuilder, we are really in the business of developing entire communities." —Bill Pulte

Q: What is the significance in delivering 500,000 homes?

A: Bill: Well, I can tell you that I wasn't dreaming of a national homebuilding operation when I built the first house that started this business in 1950. In truth, my goals were more modest and included things like building a home for my parents and providing an income to feed my family. As the years have passed, I've gained a greater appreciation for the importance of the product we provide in the lives of our customers. In terms of delivering 500,000 houses, we should take tremendous pride in the fact that so many families have trusted us to build their new home. We have positively impacted the lives of a wide range of families and individuals of many different backgrounds, incomes, geographic areas and life stages. And while many things have changed over the past 57 years, the core principles of offering value, delivering quality and delighting the customer throughout the home buying process are constant and have been woven into the cultural fabric of this company. Beyond the customers we have served, delivering 500,000 homes reflects a tremendous passion and commitment on the part of thousands of employees who have worked for Pulte over the years.

Richard: Delivering 500,000 homes is certainly a great achievement for our company, but it's also significant for the broader industry and an important measurement for investors. It reinforces the point that Pulte Homes is an established, FORTUNE 500 company, with a long corporate history. Further, we have demonstrated the




500,000
Reasons to Dream







skills needed to grow our business, to expand market share and to manage successfully through good and bad market conditions.

This latter point was clearly demonstrated in 2006, when an 11% drop in new home sales slammed the entire homebuilding industry. We responded quickly and decisively to adjust our operating tactics, to change our land strategies and to significantly cut overhead costs. While our earnings clearly show the impact of the severe housing slowdown, we were successful in repositioning the business to weather this phase of the housing cycle and to be prepared to take advantage of market opportunities that can present themselves even in a difficult operating environment.

"Over the decades, we have developed comprehensive processes and procedures that we use to manage every phase of the business."
—Richard Dugas



Q: What has been the biggest change in homebuilding over the past 57 years?

A: Bill: When I got started in this business, and for the vast majority of the industry still today, we were tradesmen or merchant builders who just built a house and then moved on. This isn't a bad thing, it is just a much narrower view of the business than Pulte Homes maintains today. Homebuilding for us has become a sophisticated business, made successful by hiring the best talent from many backgrounds, education levels and industries. We excel at constructing homes, but we also excel at innovation, customer delight, research and development, and many other factors that contribute to the growth and success of Pulte Homes.

Pulte Homes is not just a homebuilder, we are really in the business of developing entire communities. This means we typically handle all phases of a project from acquiring, entitling and developing the land, to designing and building the homes, to offering mortgage financing and, ultimately, to providing ongoing customer support years after we have completed a community.

At the end of 2006, we had nearly 700 active communities in development, ranging in size from under 100 homes to master-planned communities that will house over 7,000 families when completed. And, whether we are constructing a low-rise building with 60 units or a multi-neighborhood community with thousands of detached houses, we have established processes and procedures to ensure the quality of every home we deliver.

Richard: Just expanding on that last point. Over the decades, we have developed comprehensive processes and procedures that we use to manage every phase of the business. We do extensive research to identify the best market opportunities and then to help match the location and product offering to the specific customer segment we have targeted. Each land transaction is supported by an exhaustive feasibility analysis which is produced by the local management team and then evaluated and approved by a central asset management committee. Once a project begins, we have literally hundreds of clearly defined steps to direct the physical construction of our







homes. Overlaying these different tasks is a multi-step customer relationship process to help deliver on our long-standing commitment of quality and delighting each Pulte homebuyer. Only by having tight controls over the land, marketing, construction and customer service activities can we manage a business that delivers tens of thousands of homes each year.

Q: *For all the changes and the growth the industry has undergone, how homes get built really has not changed that much over the years. Why is that and do you expect things will be different in the future?*

A: *Richard:* There have been hundreds of advancements in construction technology, such as nail guns instead of hammers and OSB instead of plywood, that allow us to build high-quality homes more efficiently. It is true, however, that at the most fundamental level, how homes are constructed hasn't changed all that much. In contrast to most industries that begin with a reliance on manual labor, but over time become more automated, homebuilding is still a labor-intensive activity. Why? There are many reasons cited for the slow rate of change including the fact that every home is different in terms of location and design, and that once assembled our product can't be moved.



Operating in 52 markets across the country

One of the bigger barriers to change, however, may be collapsing as builders are finally reaching a scale where the need and the capacity to really drive change are converging. As we have talked about in prior annual reports, the dramatic growth in the number of homes we build is creating opportunities to capture greater operating leverage. To help realize this potential, a few years ago we embarked on a strategy that we call Operational Excellence. The primary goals of this effort were to build better homes, faster and with greater profitability. In the drive for Operational Excellence, we have undertaken a wide array of initiatives including vertically integrating select building activities and establishing a variety of R&D programs to test new building technologies and materials.

Initiatives associated with Operational Excellence, combined with opportunities identified through vertical integration and R&D, highlighted the need to rethink how we approach certain parts of the business. We had to embrace the fact that we are a production homebuilder and stop trying to be a custom homebuilder operating on a mass scale. Doing the latter successfully is not sustainable, while doing the former poorly means we are missing huge opportunities to drive costs out of the system. As part of the change process, we have implemented a series of initiatives designed to simplify our operations and drive even greater construction efficiencies. Through this simplification process, we rebalanced our product portfolio to leverage our best selling floor plans throughout the country. By using common plan designs across markets, our construction teams can become more efficient.

500,000 REASONS *to* REFLECT





Having common house plans was an "enabling" step that allowed us to create a series of four standard specification packages (which include cabinets, flooring, etc.) designed to meet and often exceed the expectations of the targeted buyer segment. Greater consistency in what we build allows us to standardize what we buy from suppliers and contractors, which removes waste and excess costs from the system. In future phases, we will begin testing alternative material and labor sourcing strategies with the goals of reducing our purchasing and distribution costs, while delivering great value to our customers.

"Greater consistency in what we build allows us to standardize what we buy from suppliers and contractors."
—Richard Dugas

Q: What do you see as some of Pulte's competitive strengths that continue to support the Company's success?

A: Bill: We have already talked about Operational Excellence, so let me highlight a few other key strengths. Pulte's geographic and product diversity, along with the variety of customer segments we serve, give us a big advantage. For a number of years after I started this business, our results were tied to the economic conditions here in Detroit. In other words, the ups and downs of the car manufacturers largely determined the ups and downs of Pulte Homes. After struggling through a few market downturns, it was apparent to me that we could make the results more stable by diversifying the source of our revenue streams, so we expanded into Washington, D.C., Chicago, and then Atlanta, to where we now operate in 52 markets across the country. And we serve all major buyer segments: first-time, first move-up, second move-up and the growing active adult market.

To that last point, we still have tremendous opportunity to expand Pulte Homes' penetration of the active adult business through our Del Webb brand. When we acquired Del Webb in 2001, it represented 15 communities in 7 states. In only five years, we have increased this to 51 communities in 20 states, and to where active adult represented approximately 44% of Pulte's 2006 closings. In the coming years, we plan to further increase the number of Del Webb communities across our markets around the U.S. Pulte's Del Webb brand gives us an unmatched position in serving the Baby Boomers who comprise the largest, wealthiest and fastest growing demographic in the country.

And finally, I would have to say that our biggest competitive advantage we maintain is our people. I have always believed that while competitors could copy our house plans and replicate our community designs, it is our people who really determine how successful we are over the long-term. Early on I tried to hire good people based on my "sense" of the person, but that will get you just so far. So, over the years we have put in place much more sophisticated human resource systems for how we identify, recruit, retain and develop the most talented and ethical people. It's a commitment and investment we make to ensure the long-term success of Pulte Homes.

Del Webb®



- LEADING J.D. POWER AND ASSOCIATES® NEW HOME-BUILDER CUSTOMER SATISFACTION STUDY℠ AWARD WINNER
- 57 YEARS OF UNINTERRUPTED PROFITABILITY
- AMONG "FORTUNE 500" LARGEST CORPORATIONS IN AMERICA

"I always tell people that I have never worked a day in my life because I love what I do."
—Bill Pulte



Q: What do you see as the biggest challenges Pulte and/or the homebuilding industry face in the years ahead?

A: Richard: I would say challenge or opportunity, depending on which side of the coin you are looking, but two that I would highlight are land and people. Land availability will continue to be constrained in this country as municipalities struggle to balance growth against an overburdened infrastructure (schools, roads, sewers, etc.). Unless there are some dramatic changes, we expect the recent trends will continue wherein land entitlement and development will take longer and be less certain. At the end of 2006, Pulte Homes controlled approximately 232,000 lots across the country, so we have a strong supply of this most critical building resource.

As Bill talked about earlier, we have always understood that our people are the true source of competitive advantage for Pulte Homes. We need to make sure we are always working to develop our people and maintain a vibrant company culture. From college recruiting and mentoring to diversity and leadership training, Pulte has been at the forefront in this industry...although we can still do more. The demographics of the U.S. population are constantly changing, so our practices have to adapt and evolve to better reflect both workforce talent and the customers we serve. As an organization, we are making strides to recruit, retain and enrich a more diverse group of employees. Doing so makes good business sense, as it will allow us to tap into a deep pool of talented individuals, while developing a work force that is more reflective of the people who buy and build our homes.

Q: As you reflect on your long, successful career, do you regret any of the decisions you made, or didn't make?

A: Bill: After 57 years in this business, of course there are some decisions where it would have been great to take a "Mulligan," but those aren't available outside of a golf course. I have always tried to have a clear understanding of where the company was and to have a plan as to where we would go next. With a plan in place, decision making and focusing resources was much easier. I really don't have many regrets. As the founder, as a major shareholder and as a homebuilder, there are many things about Pulte Homes for which I'm proud. I always tell people that I have never worked a day in my life because I love what I do.



500,000

REASONS *to* SMILE


Pulte Homes & Del Webb
Pulte Homes
Del Webb
DiVosta

2006 Closings By Buyer Profile


17%
24%
15%
44%

1st Time Buyer—17%
1st Move Up Buyer—24%
2nd Move Up Buyer—15%
Active Adult—44%

27 STATES AND 52 MARKETS

For 57 years, the employees of Pulte Homes have been helping individuals, couples and families pursue their dreams of home ownership. In 2007, Pulte Homes will celebrate the milestone of its half-millionth home sold, an unparalleled accomplishment in the building industry. Our operations span 52 markets across the United States, operating under the Pulte Homes, Del Webb and DiVosta Homes brands. Under our Del Webb brand, Pulte Homes is the nation's largest builder of active adult communities that offer an unmatched lifestyle for buyers age 55 and better. Our DiVosta Homes brand is renowned in Florida for its Built Solid™ building system and distinctive master-planned communities featuring a town-center concept. And across the country, our traditional Pulte Homes communities offer exceptional quality, lifestyle and community design for a wide range of buyers at every stage of life. Pulte Homes customers can also benefit from the superior customer service and variety of loan products offered by Pulte Mortgage LLC, our national mortgage company. No matter what type of home or community a buyer chooses, they can be assured that Pulte Homes continues to put customer delight at the forefront of our business. In 2006, Pulte Homes operations received the most awards in the J.D. Power and Associates® New Home-Builder Customer Satisfaction Study℠, marking the seventh-straight year Pulte Homes achieved this distinction among America's largest homebuilding companies.


Pulte™
Homes

Pulte Homes, Inc. 2006 Form 10-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

SEC MAIL RECEIVED PROCESSING
APR 23 2007
WASH. D.C. 186 SECTION

Commission File Number 1-9804

PULTE HOMES, INC.

(Exact name of registrant as specified in its charter)

MICHIGAN	38-2766606
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, Michigan 48304
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (248) 647-2750

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☑ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☑

The aggregate market value of the registrant's voting stock held by nonaffiliates of the registrant as of June 30, 2006, based on the closing sale price per share as reported by the New York Stock Exchange on such date, was $6,057,123,878.

As of February 21, 2007, the registrant had 256,014,973 shares of common stock outstanding.

Documents Incorporated by Reference

Applicable portions of the Proxy Statement for the 2007 Annual Meeting of Shareholders are incorporated by reference in Part III of this Form.

PULTE HOMES, INC.
TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Pulte Homes, Inc.

Pulte Homes, Inc. is a publicly held holding company whose subsidiaries engage in the homebuilding and financial services businesses. Pulte Homes, Inc. is a Michigan corporation and was organized in 1956. Our assets consist principally of the capital stock of our subsidiaries and our income primarily consists of dividends from our subsidiaries. Our direct subsidiaries include Pulte Diversified Companies, Inc., Del Webb Corporation ("Del Webb") and other subsidiaries engaged in the homebuilding business. Pulte Diversified Companies, Inc.'s operating subsidiaries include Pulte Home Corporation, Pulte International Corporation ("International") and other subsidiaries engaged in the homebuilding business. Pulte Diversified Companies, Inc.'s non-operating thrift subsidiary, First Heights Holding Corp, LLC ("First Heights"), is classified as a discontinued operation (see Note 3 of our Consolidated Financial Statements). We also have a mortgage banking company, Pulte Mortgage LLC ("Pulte Mortgage"), which is a subsidiary of Pulte Home Corporation.

In December 2005, we sold substantially all of our Mexico homebuilding operations, realizing cash of $131.5 million, as further described in Note 3 of our Consolidated Financial Statements. For the years ended December 31, 2005 and 2004, the Mexico operations have been presented as discontinued operations.

In January 2005, we sold all of our Argentina operations, as further described in Note 3 of our Consolidated Financial Statements. For the year ended December 31, 2004, the Argentina operations have been presented as discontinued operations.

Homebuilding, our core business, is engaged in the acquisition and development of land principally for residential purposes within the continental United States and Puerto Rico and the construction of housing on such land targeted for the first-time, first and second move-up, and active adult home buyers. We have determined our operating segments to be our Areas, which are aggregated into seven reportable segments based on similarities in the economic and geographic characteristics of our homebuilding operations. Accordingly, our reportable homebuilding segments are as follows:

Northeast:	Northeast and Mid-Atlantic Areas include the following states: *Connecticut, Delaware, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Virginia*
Southeast:	Southeast Area includes the following states: *Georgia, North Carolina, South Carolina, Tennessee*
Florida:	Florida Area includes the following state: *Florida*
Midwest:	Great Lakes Area includes the following states: *Illinois, Indiana, Michigan, Ohio, Minnesota*
Central:	Rocky Mountain and Central Areas include the following states: *Colorado, Kansas, Missouri, Texas*
Southwest:	Southwest and Nevada Areas include the following states: *Arizona, Nevada, New Mexico*
*California:	Northern California and Southern California Areas include the following state: *California*

**Our homebuilding operations located in Reno, Nevada are reported in the California segment, while our remaining Nevada homebuilding operations are reported in the Southwest segment.*

We also have one reportable segment for our financial services operations which consists principally of mortgage banking and title operations conducted through Pulte Mortgage and our other subsidiaries. Our financial services segment operates generally in the same markets as our homebuilding segments.

Pulte Homes, Inc. (continued)

Financial information, including revenues, income (loss) from continuing operations before income taxes, valuation adjustments and write-offs, depreciation and amortization, equity income (loss), total assets and inventory, for each of our business segments is included in Note 2 of our Consolidated Financial Statements.

Available Information

Our internet website address is *www.pulte.com*. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Exchange Act are available free of charge through our website as soon as reasonably practicable after we electronically file with or furnish them to the Securities and Exchange Commission. Our code of ethics for principal officers, our corporate governance guidelines and the charters of the Audit, Compensation, and Nominating and Governance committees of our Board of Directors is also posted on our website and is available in print, free of charge, upon request.

Homebuilding Operations

	Years Ended December 31, ($000's omitted)				
	2006	2005	2004	2003	2002
Homebuilding settlement revenues	$13,975,387	$14,370,667	$11,094,617	$ 8,482,341	$ 6,991,614
Homebuilding settlement units	41,487	45,630	38,612	32,693	28,903

Through our brands, which include Pulte Homes, Del Webb and DiVosta, we offer a wide variety of home designs including single family detached, townhouses, condominiums and duplexes at different prices and with varying levels of options and amenities to all of our major customer segments: first-time, first and second move-up and active adult. Expanding the number of customer segments served within each of our markets has enabled us to significantly increase our annual unit settlements over the past five years to 41,487 homes closed in 2006. Over our 56-year history, we have delivered nearly 500,000 homes.

As of December 31, 2006, our Homebuilding operations offered homes for sale in 690 communities. Sales prices of homes currently offered for sale in 70% of our communities fall within the range of $100,000 to $400,000 with a 2006 average unit selling price of $337,000, compared with $315,000 in 2005, $287,000 in 2004, $259,000 in 2003, and $242,000 in 2002. Sales of single-family detached homes, as a percentage of total unit sales, were 74% in 2006, compared with 72% in 2005, 80% in 2004, 83% in 2003, and 86% in 2002. The decline in the percentage of single-family detached homes can be attributed to an increase in sales of townhouses, condominiums and duplexes, which are most popular among our first-time and active adult homebuyers. Our Homebuilding operations are geographically diverse and, as a result, better insulate us from demand changes in individual markets. As of December 31, 2006, our Homebuilding business operated in 52 markets spanning 27 states.

Land acquisition and development

We select locations for development of homebuilding communities after completing extensive market research, enabling us to match the location and product offering with our targeted consumer group. We consider factors such as proximity to developed areas, population and job growth patterns and, if applicable, estimated development costs. We historically have managed the risk of controlling our land positions through use of option contracts and outright acquisition. We typically control land with the intent to complete sales of housing units within 24 to 36 months from the date of opening a community, except in the case of certain Del Webb active adult developments and other selected large projects for which the completion of community build out requires a longer time period due to typically larger project sizes. As a result, land is generally purchased after it is properly zoned and developed or is ready for development. In addition, we dispose of owned land not required in the business through sales to appropriate end users. Where we develop land, we engage directly in many phases of the development process, including land and site planning, obtaining environmental and other regulatory approvals, as well as constructing roads, sewers, water and drainage facilities and other amenities. We use our staff and the services of independent engineers and consultants for land development activities. Land development work is performed primarily by independent contractors and local government authorities who construct sewer and water systems in some areas. At December 31, 2006, we controlled approximately 232,200 lots, of which 158,800 were owned and 73,400 were under option agreements.

Homebuilding Operations (continued)

Sales and marketing

We are dedicated to improving the quality and value of our homes through innovative proprietary architectural and community designs and state-of-the-art customer marketing techniques. Analyzing various qualitative and quantitative data obtained through extensive market research, we segment our potential customers into well-defined buyer profiles. Segmentation analysis provides a method for understanding the business opportunities and risks across the full spectrum of consumer groups in each market. Once the demands of potential buyers are understood, we link our home design and community development efforts to the specific lifestyle of each targeted consumer group.

To meet the demands of our various customers, we have established a solid design expertise for a wide array of product lines. We believe that we are an innovator in the design of our homes and we view design capacity as an integral aspect of our marketing strategy. Our in-house architectural services teams and management, supplemented by outside consultants, are successful in creating distinctive design features, both in exterior facades and interior options and features. In certain markets our strategy is to offer "the complete house" in which all features shown in the home are included in the sales price. Standard features typically offered include vaulted ceilings, appliances, and a variety of available flooring and carpet.

Typically, our sales teams, together with outside sales brokers, are responsible for guiding the customer through the sales process. We are committed to industry-leading customer service through a variety of quality initiatives, including the customer care program, which ensures that homeowners are comfortable at every stage of the building process. Using a seven-step, interactive process, homeowners are kept informed during their homebuilding and home owning experience. The steps include (1) a pre-construction meeting with the superintendent; (2) pre-dry wall frame walk; (3) quality assurance inspection; (4) first homeowner orientation; (5) 30-day follow-up after the close of the home; (6) three-month follow-up; and (7) an 11-month quality list after the close of the home. Fully furnished and landscaped model homes are used to showcase our homes and their distinctive design features. We have great success with the first-time buyer in the low to moderate price range; in such cases, financing under United States Government-insured and guaranteed programs is often used and is facilitated through our mortgage company. We also enjoy strong sales to the move-up buyer and, in certain markets, offer semi-custom homes in higher price ranges.

Through our Del Webb brand, we are better able to address the needs of active adults, among the fastest growing homebuying segments. We offer both destination communities and "in place" communities, for those buyers who prefer to remain in their current geographic area. These communities, with highly amenitized products such as golf courses, recreational centers and educational classes, offer the active adult buyer many options to maintain an active lifestyle.

We have received recognition and awards as a result of our achievements as a homebuilder. In September 2006, Pulte was named among the Top 100 on the InformationWeek 100 list, an award honoring the nation's most innovative users of information technology. In April 2006, we were ranked number 147 on the FORTUNE 500 List. Additionally, in July 2006 we were named to the FORTUNE Global 500 list.

In addition, our Maryland, Washington D.C., Orlando, Tampa Bay (DiVosta), Jacksonville, Ft. Myers/Naples (DiVosta), Palm Beach (DiVosta), Dallas/Ft. Worth, Houston, Denver/Colorado Springs, Albuquerque, Las Vegas (Del Webb), Tucson and Central Valley, California divisions were recognized for ranking the highest in their markets in a national customer satisfaction study. Twelve of our divisions ranked second in their respective markets, while ten divisions ranked third. Pulte brands, which include Pulte Homes, Del Webb and DiVosta, were surveyed in 30 of the 34 total markets analyzed. The survey noted customer service, home readiness at the time of closing, and the company's sales staff as the three factors that most heavily influenced the customer's overall level of satisfaction. Developing the Pulte Homes brand and leveraging the strength of the DiVosta and Del Webb brand names helps to distinguish our communities from the competition, and often results in the advantages of additional sales pace, choice community locations, and reduced overall customer acquisition costs.

Our Homeowner for Life™ philosophy has increased our business from those who have previously owned a Pulte home or have been referred by a Pulte homeowner by ensuring a positive home buying and home owning experience. We introduce our homes to prospective buyers through a variety of media advertising, illustrated brochures, Internet listings and link placements, and other advertising displays. In addition, our websites, *www.pulte.com, www.delwebb.com, and www.divosta.com* provide tools to help users find a home that meets their needs, investigate financing alternatives, communicate moving plans, maintain a home, learn more about us and communicate directly with us. Approximately 5.4 million potential customers visited our websites during 2006.

Homebuilding Operations (continued)

Construction

The construction process for our homes begins with the in-house design of the homes we sell. The building phase is conducted under the supervision of our on-site construction superintendents. The construction work is usually performed by independent contractors under contracts that, in many instances, cover both labor and materials on a fixed-price basis. In certain markets, we provide a unique design and production process that is highly efficient, and results in lower costs, higher overall specification and increased value to our customers. We believe that Pulte Preferred Partnerships (P^3), an extension of our quality assurance program, continues to establish new standards for contractor relations. Using a selective process, we have teamed up with what we believe are premier contractors and suppliers to improve all aspects of the land development and house construction processes.

We maintain efficient construction operations by using standard materials and components from a variety of sources and, when possible, by building on contiguous lots. To minimize the effects of changes in construction costs, the contracting and purchasing of building supplies and materials generally is negotiated at or near the time when related sales contracts are signed. In addition, we leverage our size by actively negotiating our materials needs on a national or regional basis to minimize production component cost. We are also working to establish a more integrated system that can effectively link suppliers, contractors and the production schedule through various strategic business partnerships and e-business initiatives.

We cannot determine the extent to which necessary building materials will be available at reasonable prices in the future and have, on occasion, experienced shortages of skilled labor in certain trades and of building materials in some markets.

Competition and other factors

Our operations are subject to building, environmental and other regulations of various federal, state, and local governing authorities. For our homes to qualify for Federal Housing Administration ("FHA") or Veterans Administration ("VA") mortgages, we must satisfy valuation standards and site, material and construction requirements of those agencies. Our compliance with federal, state, and local laws relating to protection of the environment has had, to date, no material effect upon capital expenditures, earnings or competitive position. More stringent requirements could be imposed in the future on homebuilders and developers, thereby increasing the cost of compliance.

Our dedication to customer satisfaction is evidenced by our consumer and value-based brand approach to product development, and is something that we believe distinguishes us in the homebuilding industry and contributes to our long-term competitive advantage. The housing industry in the United States, however, is highly competitive. In each of our market areas, there are numerous homebuilders with which we compete. We also compete with the resales of existing house inventory. Any provider of housing units, for-sale or to rent, including apartment builders, may be considered a competitor. Conversion of apartments to condominiums further provides certain segments of the population an alternative to traditional housing, as does manufactured housing. We compete primarily on the basis of price, reputation, design, location and quality of our homes. The housing industry is affected by a number of economic and other factors including: (1) significant national and world events, which impact consumer confidence; (2) changes in the costs of building materials and labor; (3) changes in interest rates; (4) changes in other costs associated with home ownership, such as property taxes and energy costs; (5) various demographic factors; (6) changes in federal income tax laws; (7) changes in government mortgage financing programs, and (8) availability of sufficient mortgage capacity. In addition to these factors, our business and operations could be affected by shifts in demand for new homes.

Financial Services Operations

We conduct our financial services business, which includes mortgage and title operations, through Pulte Mortgage and other subsidiaries. Our mortgage bank arranges financing through the origination of mortgage loans primarily for the benefit of our homebuyers. We also engage in the sale of such loans and the related servicing rights. We are a lender approved by the FHA and VA and are a seller/servicer approved by Government National Mortgage Association ("GNMA"), Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation ("FHLMC") and other investors. In our conventional mortgage lending activities we follow underwriting guidelines established by FNMA, FHLMC, and private investors.

Our mortgage underwriting, processing and closing functions are centralized in Denver, Colorado and Charlotte, North Carolina using a mortgage operations center ("MOC") concept. We also use a centralized telephone loan officer concept where loan officers are centrally located at mortgage application centers ("MAC") in Denver and Charlotte. In addition, during 2006, we initiated a web application program in certain markets. Once the loan applications are received, our sales representatives, who are the mortgage customers' main contact, forward them to a MAC loan counselor who calls the customer to complete the loan application and then forwards it to the MOC for processing. We believe both the MOC and the MAC improve the speed and efficiency of our mortgage operations, thereby improving our profitability and allowing us to focus on creating attractive mortgage financing opportunities for our customers.

Financial Services Operations (continued)

In originating mortgage loans, we initially use our own funds and borrowings made available to us through various credit arrangements. Subsequently, we sell such mortgage loans and mortgage-backed securities to outside investors.

Our capture rate for the years ended December 31, 2006, 2005, and 2004 was approximately 91%, 89%, and 83%, respectively. Our capture rate represents loan originations from our homebuilding business as a percent of total loan opportunities, excluding cash settlements, from our homebuilding business. During the years ended December 31, 2006, 2005, and 2004, we originated mortgage loans for approximately 77%, 75%, and 72%, respectively, of the homes we sold. Such originations represented nearly 100%, 98%, and 92%, respectively, of our total originations. During 2006, 21% of total origination dollars were from brokered loans, which are less profitable to us, compared with 26% and 36% in 2005 and 2004, respectively. The decrease in brokered loans can be attributed to a shift in product mix towards funded production.

We sell our servicing rights monthly on a flow basis through fixed price servicing sales contracts to reduce the risks inherent in servicing loans. This strategy results in owning the servicing rights for only a short period of time, which substantially reduces the risk of impairment with respect to the fair value of these reported assets. The servicing sales contracts provide for the reimbursement of payments made when loans prepay within specified periods of time, usually 90 days after sale or securitization.

The mortgage industry in the United States is highly competitive. We compete with other mortgage companies and financial institutions to provide attractive mortgage financing to both our homebuyers and to the general public. The Internet is also an important resource for homebuyers in obtaining financing as a number of companies provide online approval for their customers. These Internet-based mortgage companies may also be considered competitors.

In originating and servicing mortgage loans, we are subject to rules and regulations of the FHA, VA, GNMA, FNMA and FHLMC. In addition to being affected by changes in these programs, our mortgage banking business is also affected by several of the same factors that impact our homebuilding business.

Our subsidiary title insurance companies serve as title insurance agents in selected markets by providing title insurance policies, examination and closing services to buyers of homes we sell.

Financial Information About Geographic Areas

We currently operate primarily within the United States. However, we have some non-operating foreign entities, which are insignificant to our consolidated financial results.

Discontinued Operations

Mexico Homebuilding Operations

In January 2005, the minority shareholders of Pulte Mexico S. de R.L. de C.V. ("Pulte Mexico") exercised a put option under the terms of a reorganization agreement dated as of December 31, 2001, to sell their shares to us, the consummation of which resulted in our owning 100% of Pulte Mexico. In March 2005, we purchased 60% of the minority interest of Pulte Mexico for approximately $18.7 million in cash. In June 2005, we purchased the remaining 40% of the minority interest of Pulte Mexico for approximately $12.5 million in cash.

In December 2005, we sold substantially all of our Mexico homebuilding operations to a consortium of purchasers involved in residential and commercial real estate development. The disposition of the Mexico homebuilding operations will enable us to invest additional resources in the U.S. housing market. We realized cash of $131.5 million related to the sale. The sale of these operations did not include our investment in the capital stock of a mortgage company in Mexico as well as various non-operating entities. For the year ended December 31, 2005, we recognized a pre-tax loss of $6.6 million (after-tax loss of $13.1 million) related to the sale of our Mexico homebuilding operations. For the years ended December 31, 2005 and 2004, the Mexico homebuilding operations have been presented as discontinued operations in our Consolidated Financial Statements.

Discontinued Operations (continued)

Argentina

In January 2005, we sold all of our Argentina operations to an Argentine company involved in residential and commercial real estate development. For the year ended December 31, 2004, the Argentina operations are presented as discontinued operations in our Consolidated Financial Statements.

First Heights

During the first quarter of 1994, we adopted a plan of disposal for First Heights and announced our strategy to exit the thrift industry and increase our focus on housing and related mortgage banking. First Heights sold all but one of its 32 bank branches and related deposits to two unrelated purchasers. The sale was substantially completed during the fourth quarter of 1994. Although we expected to complete the plan of disposal within a reasonable period of time, contractual disputes precluded us from completing the disposal in accordance with our original plan.

In August 2005, the United States Court of Appeals affirmed the United States Court of Federal Claims final judgment that we had been damaged by approximately $48.7 million as a result of the United States government's breach of contract in connection with the enactment of Section 13224 of the Omnibus Budget Reconciliation Act of 1993. In December 2005, we received payment of the judgment in the amount of $48.7 million, which was recorded as income from discontinued operations.

In September 2005, First Heights received notice confirming the voluntary dissolution of the First Heights Bank. The Office of Thrift Supervision also canceled First Heights' charter. Accordingly, the day-to-day activities of First Heights, which had been principally devoted to supporting residual regulatory compliance matters and the litigation with the United States government, have now ceased.

Other non-operating

Other non-operating is comprised primarily of Pulte Homes, Inc. and Pulte Diversified Companies, Inc., both of which are holding companies. The primary purpose of these entities is to support the operations of our subsidiaries by acting as the internal source of financing, developing and implementing strategic initiatives centered around new business development and operating efficiencies. Business development activities include the pursuit of additional opportunities as well as the development of innovative building components and processes. Other non-operating also includes the activities associated with supporting a publicly traded entity listed on the New York Stock Exchange.

Other non-operating assets include equity investments in subsidiaries, short-term financial instruments and affiliate advances. Liabilities include senior debt and income taxes. Other non-operating revenues consist primarily of investment earnings of excess funds, while expenses include costs associated with supporting a publicly traded company and its subsidiaries' operations, and investigating strategic initiatives.

Organization/Employees

All subsidiaries and operating units operate independently with respect to daily operations. Homebuilding real estate purchases and other significant homebuilding, mortgage banking, financing activities and similar operating decisions must be approved by the business unit and/or corporate senior management.

At December 31, 2006, we employed approximately 12,400 people. Our employees are not represented by any union. Contracted work, however, may be performed by union contractors. Homebuilding and mortgage banking management personnel are paid performance bonuses and incentive compensation. Performance bonuses are based on individual performance while incentive compensation is based on the performance of the applicable business unit, subsidiary or the Company. Our corporate management personnel are paid incentive compensation based on our overall performance. Each subsidiary is given autonomy regarding employment of personnel, although our senior corporate management acts in an advisory capacity in the employment of subsidiary officers. We consider our employee and contractor relations to be satisfactory.

ITEM 1A. RISK FACTORS

Discussion of our business and operations included in this annual report on Form 10-K should be read together with the risk factors set forth below. They describe various risks and uncertainties to which we are, or may become subject. These risks and uncertainties, together with other factors described elsewhere in this report, have the potential to affect our business, financial condition, results of operations, cash flows, strategies or prospects in a material and adverse manner.

Downward changes in general economic, real estate construction or other business conditions could adversely affect our business or our financial results.

The residential homebuilding industry is sensitive to changes in economic conditions and other factors, such as the level of employment, consumer confidence, consumer income, availability of financing and interest rate levels. Adverse changes in any of these conditions generally, or in the markets where we operate, could decrease demand and pricing for new homes in these areas or result in customer cancellations of pending contracts, which could adversely affect the number of home deliveries we make or reduce the prices we can charge for homes, either of which could result in a decrease in our revenues and earnings and would adversely affect our financial condition.

The homebuilding industry is currently experiencing an economic down cycle, which has resulted in the overvaluation of land and new homes in certain markets.

In recent years, land and home prices rose significantly in many of our markets. However, during the year ended December 31, 2006, the homebuilding industry was impacted by lack of consumer confidence, decreased housing affordability and large supplies of resale and new home inventories which resulted in an industry-wide softening of demand for new homes. As a result of these factors, we are experiencing slower sales and higher cancellations which have impacted most of our markets and therefore, we are making greater use of sales incentives. We cannot predict the duration or the severity of the current market conditions, nor provide any assurances that the adjustments we have made in our operating strategy to address these conditions will be successful.

If the market value of our land and homes drops significantly, our profits could decrease.

The market value of land, building lots and housing inventories can fluctuate significantly as a result of changing market conditions and the measures we employ to manage inventory risk may not be adequate to insulate our operations from a severe drop in inventory values. We acquire land for expansion into new markets and for replacement of land inventory and expansion within our current markets. If housing demand decreases below what we anticipated when we acquired our inventory, we may not be able to make profits similar to what we have made in the past, we may experience less than anticipated profits and/or we may not be able to recover our costs when we sell and build homes. When market conditions are such that land values are not appreciating, option arrangements previously entered into may become less desirable, at which time we may elect to forego deposits and pre-acquisition costs and terminate the agreement. In the face of adverse market conditions, we may have substantial inventory carrying costs, we may have to write-down our inventory to its fair value, and/or we may have to sell land or homes at a loss.

As a result of the changing market conditions in the real estate industry which occurred during the year ended December 31, 2006, our land inventories and communities under development demonstrated impairment indicators which were evaluated for potential impairment. Consequently, we recorded land and community valuation adjustments of $203.8 million to reduce the carrying value of the impaired projects to their estimated fair values and we also recorded $95.4 million of land and community valuation adjustments related to our unconsolidated joint ventures. In addition, we recorded $54.6 million of net realizable value adjustments to land held for sale and $151.2 million for the write-off of deposits and pre-acquisition costs for land option contracts we no longer plan to pursue. It is possible that the estimated cash flows from these projects may change and could result in a future need to record additional valuation or net realizable adjustments. Additionally, if conditions in the homebuilding industry worsen in the future, we may be required to evaluate additional projects for potential impairment which may result in additional valuation and net realizable value adjustments which could be significant.

Our success depends on our ability to acquire land suitable for residential homebuilding at reasonable prices, in accordance with our land investment criteria.

The homebuilding industry is highly competitive for suitable land. The availability of finished and partially finished developed lots and undeveloped land for purchase that meet our internal criteria depends on a number of factors outside our control, including land availability in general, competition with other homebuilders and land buyers for desirable property, inflation in land prices, and zoning, allowable housing density and other regulatory requirements. Should suitable lots or land become less available, the number of homes we may be able to build and sell could be reduced, and the cost of land could be increased, perhaps substantially, which could adversely impact our results of operations.

Our long-term ability to build homes depends on our acquiring land suitable for residential building at reasonable prices in locations where we want to build. Over the past few years, we have experienced an increase in competition for suitable land as a result of land constraints in many of our markets. As competition for suitable land increases, and as available land is developed, the cost of acquiring suitable remaining land could rise, and the availability of suitable land at acceptable prices may decline. Any land shortages or any decrease in the supply of suitable land at reasonable prices could limit our ability to develop new communities or result in increased land costs. We may not be able to pass through to our customers any increased land costs, which could adversely impact our revenues, earnings, and margins.

Future increases in interest rates, reductions in mortgage availability or increases in the effective costs of owning a home could prevent potential customers from buying our homes and adversely affect our business or our financial results.

Most of our customers finance their home purchases through our mortgage bank. Interest rates have been at historical lows for several years. Many homebuyers have also chosen adjustable rate, interest only or mortgages that involve initial lower monthly payments. As a result, new homes have been more affordable. Increases in interest rates or decreases in availability of mortgage financing, however, could reduce the market for new homes. Potential homebuyers may be less willing or able to pay the increased monthly costs or to obtain mortgage financing that exposes them to interest rate changes. Lenders may increase the qualifications needed for mortgages or adjust their terms to address any increased credit risk. Even if potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their current homes to potential buyers who need financing. These factors could adversely affect the sales or pricing of our homes and could also reduce the volume or margins in our financial services business. Our financial services business could be impacted to the extent we are unable to match interest rates and amounts on loans we have committed to originate through the various hedging strategies we employ.

In addition, we believe that the availability of FHA and VA mortgage financing is an important factor in marketing some of our homes. We also believe that the liquidity provided by Fannie Mae and Freddie Mac to the mortgage industry is important to the housing market. However, the federal government has recently sought to reduce the size of the home-loan portfolios and operations of these two government-sponsored enterprises. Any limitations or restrictions on the availability of the financing or on the liquidity by them could adversely affect interest rates, mortgage financing and our sales of new homes and mortgage loans.

Our future growth may require additional capital, which may not be available.

Our operations require significant amounts of cash. We may be required to seek additional capital, whether from sales of equity or debt or additional bank borrowings, for the future growth and development of our business. We can give no assurance as to the availability of such additional capital or, if available, whether it would be on terms acceptable to us. Moreover, the indentures for most of our outstanding public debt and the covenants of our revolving credit facility contain provisions that may restrict the debt we may incur in the future. If we are not successful in obtaining sufficient capital, it could reduce our sales and may adversely affect our future growth and financial results.

Competition for homebuyers could reduce our deliveries or decrease our profitability.

The housing industry in the United States is highly competitive. We compete primarily on the basis of price, reputation, design, location and quality of our homes. We compete in each of our markets with numerous national, regional and local homebuilders. This competition with other homebuilders could reduce the number of homes we deliver, or cause us to accept reduced margins in order to maintain sales volume.

We also compete with resales of existing used or foreclosed homes, housing speculators and available rental housing. Increased competitive conditions in the residential resale or rental market in the regions where we operate could decrease demand for new homes and increase cancellations of sales contracts in backlog.

Supply shortages and other risks related to the demand for skilled labor and building materials could increase costs and delay deliveries.

The homebuilding industry is highly competitive for skilled labor and materials. Increased costs or shortages of skilled labor and/or lumber, framing, concrete, steel and other building materials could cause increases in construction costs and construction delays. The current national debate related to immigration reform could impact the related laws and regulations in the markets in which we operate, and result in shortages of skilled labor and higher labor and compliance costs, potentially affecting our ability to complete construction and land development. We generally are unable to pass on increases in construction costs to those customers who have already entered into sale contracts, as those sales contracts generally fix the price of the home at the time the contract is signed, which may be well in advance of the construction of the home. Sustained increases in construction costs may, over time, erode our margins, and pricing competition for materials and labor may restrict our ability to pass on any additional costs, thereby decreasing our margins.

Government regulations could increase the cost and limit the availability of our development and homebuilding projects or affect our related financial services operations and adversely affect our business or financial results.

Our operations are subject to building, environmental and other regulations of various federal, state, and local governing authorities. For our homes to qualify for FHA or VA mortgages, we must satisfy valuation standards and site, material and construction requirements of those agencies. Our compliance with federal, state, and local laws relating to protection of the environment has had, to date, no material effect upon capital expenditures, earnings or competitive position. More stringent requirements could be imposed in the future on homebuilders and developers, thereby increasing the cost of compliance.

New housing developments may be subject to various assessments for schools, parks, streets and other public improvements. These can cause an increase in the effective prices for our homes. In addition, increases in property tax rates by local governmental authorities, as recently experienced in response to reduced federal and state funding, can adversely affect the ability of potential customers to obtain financing or their desire to purchase new homes.

We also are subject to a variety of local, state and federal laws and regulations concerning protection of health, safety and the environment. The impact of environmental laws varies depending upon the prior uses of the building site or adjoining properties and may be greater in areas with less supply where undeveloped land or desirable alternatives are less available. These matters may result in delays, may cause us to incur substantial compliance, remediation and other costs, and can prohibit or severely restrict development and homebuilding activity in environmentally sensitive regions or areas.

Our financial services operations are also subject to numerous federal, state and local laws and regulations. These include eligibility requirements for participation in federal loan programs and compliance with consumer lending and similar requirements such as disclosure requirements, prohibitions against discrimination and real estate settlement procedures. They may also subject our operations to examination by applicable agencies. These may limit our ability to provide mortgage financing or title services to potential purchasers of our homes.

Homebuilding is subject to warranty and liability claims in the ordinary course of business that can be significant.

As a homebuilder, we are subject to home warranty and construction defect claims arising in the ordinary course of business. We record warranty and other reserves for the homes we sell based on historical experience in our markets and our judgment of the qualitative risks associated with the types of homes built. We have, and require the majority of our subcontractors to have, general liability, property, errors and omissions, workers compensations and other business insurance. These insurance policies protect us against a portion of our risk of loss from claims, subject to certain self-insured retentions, deductibles, and other coverage limits. Through our captive insurance subsidiaries, we reserve for costs to cover our self-insured and deductible amounts under these policies and for any costs of claims and lawsuits, based on an analysis of our historical claims, which includes an estimate of claims incurred but not yet reported. Because of the uncertainties inherent to these matters, we cannot provide assurance that our insurance coverage, our subcontractor arrangements and our reserves will be adequate to address all our warranty and construction defect claims in the future. Contractual indemnities can be difficult to enforce, we may be responsible for applicable self-insured retentions and some types of claims may not be covered by insurance or may exceed applicable coverage limits. Additionally, the coverage offered by and the availability of general liability insurance for construction defects are currently limited and costly. We have responded to the recent increases in insurance costs and coverage limitations by increasing our self-insured retentions and claim reserves. There can be no assurance that coverage will not be further restricted and become more costly.

Natural disasters and severe weather conditions could delay deliveries, increase costs and decrease demand for new homes in affected areas.

Our homebuilding operations are located in many areas that are subject to natural disasters and severe weather. The occurrence of natural disasters or severe weather conditions can delay new home deliveries, increase costs by damaging inventories, reduce the availability of materials and negatively impact the demand for new homes in affected areas. Furthermore, if our insurance does not fully cover business interruptions or losses resulting from these events, our earnings, liquidity or capital resources could be adversely affected.

Inflation may result in increased costs that we may not be able to recoup if demand declines.

Inflation can have a long-term impact on us because increasing costs of land, materials and labor may require us to increase the sales prices of homes in order to maintain satisfactory margins. However, inflation is often accompanied by higher interest rates, which have a negative impact on housing demand, in which case we may not be able to raise home prices sufficiently to keep up with the rate of inflation and our margins could decrease.

Future terrorist attacks against the United States or increased domestic and international instability could have an adverse effect on our operations.

A future terrorist attack against the United States could cause a sharp decrease in the number of new contracts signed for homes and an increase in the cancellation of existing contracts. Accordingly, adverse developments in the war on terrorism, future terrorist attacks against the United States, or increased domestic and international instability could adversely affect our business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

This Item is not applicable.

ITEM 2. PROPERTIES

Our homebuilding and corporate headquarters are located at 100 Bloomfield Hills Parkway, Bloomfield Hills, Michigan 48304, where we lease 155,392 square feet of office space. We lease 54,380 square feet of office space at 1230 West Washington Street, Tempe, Arizona 85281 for certain corporate and business services. Pulte Mortgage's offices are located at 7475 South Joliet Street, Englewood, Colorado 80112, 99 Inverness Drive East, Englewood, Colorado 80112, and 12300 East Arapahoe Road, Centennial, Colorado 80112. We lease approximately 61,436 square feet, 24,400 square feet and 43,050 square feet, respectively, of office space at these locations. Pulte Mortgage also leases 31,803 square feet of office space at 3700 Arco Corporate Drive, Charlotte, North Carolina 28273. Our homebuilding markets and mortgage branch operations generally lease office space for their day-to-day operations.

Because of the nature of our homebuilding operations, significant amounts of property are held as inventory in the ordinary course of our homebuilding business. Such properties are not included in response to this Item.

ITEM 3. LEGAL PROCEEDINGS

We are involved in various legal and governmental proceedings incidental to our continuing business operations, many involving claims related to certain construction defects. The consequences of these matters are not presently determinable but, in our opinion after consulting with legal counsel and taking into account insurance and reserves, the ultimate liability is not expected to have a material adverse impact on our results of operations, financial position or cash flows.

Storm Water Discharge Practices

In July 2006, one of our 50%-owned, unconsolidated joint ventures located in Northern California received a civil liability complaint from the Central Valley Regional Water Quality Control Board pursuant to the Clean Water Act and Sections 13376 and 13385 of the California Water Code. The complaint sought information about storm water discharge practices in connection with homebuilding projects completed or underway by our joint venture. Our joint venture entered into settlement negotiations with the Regional Board to resolve this matter. The final settlement imposes an administrative civil liability of $200,000 and requires the completion of a Supplemental Environmental Project (SEP) at a cost of not less than $500,000. As of December 31, 2006 our joint venture has accrued for costs associated with the resolution of this matter. Accordingly, we have recorded our 50% proportionate share of the joint venture loss at December 31, 2006.

In April 2004, we received a request for information from the United States Environmental Protection Agency ("EPA") pursuant to Section 308 of the Clean Water Act. The request seeks information about storm water discharge practices in connection with homebuilding projects completed or underway by us. We have provided the EPA with this information. Although the matter has since been referred to the United States Department of Justice ("DOJ") for enforcement, the EPA has asked that we engage in "pre-filing" negotiations to resolve the matter short of litigation. We are actively engaged in these negotiations. If the negotiations fail and the DOJ alleges that we have violated regulatory requirements applicable to storm water discharges, the government may seek injunctive relief and penalties. We believe that we have defenses to any such allegations. At this time, however, we can neither predict the outcome of this inquiry, nor can we currently estimate the costs that may be associated with its eventual resolution.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

This Item is not applicable.

ITEM 4A. EXECUTIVE OFFICERS OF THE REGISTRANT

Set forth below is certain information with respect to our executive officers.

Name	Age	Position	Year Became An Officer
William J. Pulte	74	Chairman of the Board	1956
Richard J. Dugas, Jr.	41	President and Chief Executive Officer	2002
Steven C. Petruska	48	Executive Vice President and Chief Operating Officer	2004
Roger A. Cregg	50	Executive Vice President and Chief Financial Officer	1997
James R. Ellinghausen	48	Executive Vice President, Human Resources	2005
Peter J. Keane	41	Senior Vice President, Operations	2006
Steven M. Cook	48	Vice President, General Counsel and Secretary	2006
Vincent J. Frees	56	Vice President and Controller	1995
Gregory M. Nelson	51	Vice President and Assistant Secretary	1993
Bruce E. Robinson	45	Vice President and Treasurer	1998

The following is a brief account of the business experience of each officer during the past five years:

Mr. Pulte was appointed Chairman of the Board in December 2001. He has also served as Chairman of the Executive Committee of the Board of Directors since January 1999.

Mr. Dugas was appointed President and Chief Executive Officer in July 2003. Prior to that date, he served as Executive Vice President and Chief Operating Officer. He was appointed Chief Operating Officer in May 2002 and Executive Vice President in December 2002. Since 1994, he has served in a variety of management positions. Most recently, he was Coastal Region President with responsibility for our Georgia, North Carolina, South Carolina, and Tennessee operations.

Mr. Petruska was appointed Executive Vice President and Chief Operating Officer in January 2004. Since joining our company in 1984, he has held a number of management positions. Most recently, he was the President for both the Arizona Area and Nevada Area operations.

Mr. Cregg was appointed Executive Vice President in May 2003 and was named Chief Financial Officer effective January 1998.

Mr. Ellinghausen was appointed Executive Vice President, Human Resources in December 2006 and previously held the position of Senior Vice President, Human Resources since April 2005. Prior to joining our Company, Mr. Ellinghausen held the position of Head of Human Resources for Bristol-Meyers Squibb Company Worldwide Businesses and was employed by Bristol-Meyers Squibb Company since 1997.

Mr. Keane was appointed Senior Vice President, Operations, in January 2006. He joined Pulte in 1993 and has served in a variety of management positions, mostly in the Midwest region. Most recently, he was the President of the Great Lakes Area.

Mr. Cook was appointed Vice President, General Counsel and Secretary in February 2006. Prior to joining our Company, Mr. Cook most recently held the position of Vice President and Deputy General Counsel, Corporate, at Sears Holdings Corporation and was employed by Sears, Roebuck and Co. since 1996.

Mr. Frees has been Vice President and Controller since May 1995.

Mr. Nelson has been Vice President and Assistant Secretary since August 1993.

Mr. Robinson has been Vice President and Treasurer since July 1998.

There is no family relationship between any of the officers. Each officer serves at the pleasure of the Board of Directors.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common shares are listed on the New York Stock Exchange (Symbol: PHM).

Related Stockholder Matters

The table below sets forth, for the quarterly periods indicated, the range of high and low closing prices and cash dividends declared per share.

	2006			2005		
	High	Low	Declared Dividends	High	Low	Declared Dividends
1st Quarter	$40.72	$36.04	$.04	$39.69	$30.07	$.025
2nd Quarter	37.05	26.56	.04	42.89	33.74	.025
3rd Quarter	33.23	27.53	.04	47.83	41.36	.040
4th Quarter	34.80	28.29	.04	43.16	35.15	.040

At December 31, 2006, there were 1,868 shareholders of record.

Issuer Purchases of Equity Securities (1)

	(a) Total Number of shares purchased (2)	(b) Average price paid per share (2)	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Approximate dollar value of shares that may yet be purchased under the plans or programs ($000's omitted)
October 1, 2006 to October 31, 2006	-	-	-	$102,342 (1)
November 1, 2006 to November 30, 2006	-	-	-	$102,342 (1)
December 1, 2006 to December 31, 2006	83,944	$33.33	-	$102,342 (1)
Total	83,944	$33.33	-	$102,342 (1)

(1) Pursuant to the two $100 million stock repurchase programs authorized and announced by our Board of Directors in October 2002 and 2005 and the $200 million stock repurchase authorized and announced in February 2006 (for a total stock repurchase authorization of $400 million), the Company has repurchased a total of 9,688,900 shares for a total of $297.7 million. There are no expiration dates for the programs.

(2) During December 2006, 83,944 shares were surrendered by employees for payment of minimum tax obligations upon the vesting of restricted stock, and were not repurchased as part of our publicly announced stock repurchase programs.

Performance Graph

The following line graph compares for the fiscal years ended December 31, 2002, 2003, 2004, 2005 and 2006 (a) the yearly cumulative total shareholder return (i.e. , the change in share price plus the cumulative amount of dividends, assuming dividend reinvestment, divided by the initial share price, expressed as a percentage) on Pulte's common shares, with (b) the cumulative total return of the Standard & Poor's 500 Stock Index, and with (c) the cumulative total return on the common stock of publicly-traded peer issuers we deem to be our principal competitors in the homebuilding line of business (assuming dividend reinvestment and weighted based on market capitalization at the beginning of each year):

Performance Graph (continued)

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
AMONG PULTE HOMES, INC. , S&P 500 INDEX AND PEER INDEX
Fiscal Year Ended December 31, 2006
Assumes Initial Investment of $100



400
300
200
100
0
2001
2002
2003
2004
2005
2006
PULTE HOMES INC
S&P 500 Index - Total Return
PEER

	2001	2002	2003	2004	2005	2006
PULTE HOMES INC	100.00	107.52	210.71	288.24	356.80	301.69
S&P 500 Index - Total Return	100.00	77.89	100.23	111.13	116.57	134.98
PEER Only**	100.00	99.15	212.78	276.06	324.53	254.49

* Assumes $100 invested on December 31, 2001, and the reinvestment of dividends.

** Includes Centex Corporation, D.R. Horton Inc., Hovnanian Enterprises, Inc., KB Home, Lennar Corporation, The Ryland Group, Inc., Standard Pacific Corporation and Toll Brothers, Inc.

ITEM 6. SELECTED FINANCIAL DATA

Set forth below is selected consolidated financial data for each of the past five fiscal years. The selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our Consolidated Financial Statements and Notes thereto included elsewhere in this report.

	Years Ended December 31, ($000's omitted)				
	2006	2005	2004	2003	2002
OPERATING DATA:					
Homebuilding:					
Revenues	$14,075,248	$14,528,236	$11,400,008	$ 8,701,661	$ 7,167,915
Income before income taxes	$ 1,010,368	$ 2,298,822	$ 1,635,580	$ 1,000,513	$ 717,931
Financial Services:					
Revenues	$ 194,596	$ 161,414	$ 112,719	$ 115,847	$ 106,628
Income before income taxes	$ 115,460	$ 70,586	$ 47,429	$ 68,846	$ 66,723
Other non-operating:					
Revenues	$ 4,564	$ 4,885	$ 1,749	$ 3,281	$ 1,202
Loss before income taxes	$ (43,100)	$ (92,394)	$ (90,685)	$ (75,351)	$ (61,968)
Consolidated results:					
Revenues	$14,274,408	$14,694,535	$11,514,476	$ 8,820,789	$ 7,275,745
Income from continuing operations before income taxes	$ 1,082,728	$ 2,277,014	$ 1,592,324	$ 994,008	$ 722,686
Income taxes	393,082	840,126	598,751	376,460	280,587
Income from continuing operations	689,646	1,436,888	993,573	617,548	442,099
Income (loss) from discontinued operations *(a)*	(2,175)	55,025	(7,032)	7,086	11,546
Net income	$ 687,471	$ 1,491,913	$ 986,541	$ 624,634	$ 453,645
PER SHARE DATA:					
Earnings per share - basic:					
Income from continuing operations	$ 2.73	$ 5.62	$ 3.93	$ 2.53	$ 1.83
Income (loss) from discontinued operations *(a)*	(.01)	.22	(.03)	.03	.05
Net income	$ 2.73	$ 5.84	$ 3.91	$ 2.56	$ 1.88
Weighted-average common shares outstanding (000's omitted)	252,200	255,492	252,590	244,323	241,812
Earnings per share - assuming dilution:					
Income from continuing operations	$ 2.67	$ 5.47	$ 3.82	$ 2.46	$ 1.79
Income (loss) from discontinued operations *(a)*	(.01)	.21	(.03)	.03	.05
Net income	$ 2.66	$ 5.68	$ 3.79	$ 2.48	$ 1.84
Weighted-average common shares outstanding and effect of dilutive securities (000's omitted)	258,621	262,801	260,234	251,460	246,985
Shareholders' equity	$ 25.76	$ 23.18	$ 17.68	$ 13.78	$ 11.29
Cash dividends declared	$ .16	$ .13	$ .10	$ .05	$ .04

(a) Income (loss) from discontinued operations is comprised of our former thrift operation and Argentina and Mexico homebuilding operations which have been presented as discontinued operations for all periods presented.

ITEM 6. SELECTED FINANCIAL DATA (continued)

	December 31, ($000's omitted)				
	2006	2005	2004	2003	2002
BALANCE SHEET DATA:					
House and land inventories	$ 9,374,335	$ 8,756,093	$ 7,241,350	$ 5,378,125	$ 4,175,170
Total assets	13,176,874	13,060,860	10,406,897	8,072,151	6,872,087
Senior notes	3,537,947	3,386,527	2,861,550	2,150,972	1,913,268
Shareholders' equity	6,577,361	5,957,342	4,522,274	3,448,123	2,760,426

	Years Ended December 31,				
	2006	2005	2004	2003	2002
OTHER DATA:					
Homebuilding:					
Total markets, at year-end	52	54	45	44	44
Total active communities	690	662	626	535	460
Total settlements – units	41,487	45,630	38,612	32,693	28,903
Total net new orders - units *(a)*	33,925	47,531	40,576	34,989	30,830
Backlog units, at year-end	10,255	17,817	15,916	13,952	10,605
Average unit selling price	$ 337,000	$ 315,000	$ 287,000	$ 259,000	$ 242,000
Gross profit margin from home sales *(b)*	17.4%	23.4%	22.6%	20.6%	19.4%

(a) Total net new orders-units for the year ended December 31, 2003 does not include 1,051 units of acquired backlog.

(b) Homebuilding interest expense, which represents the amortization of capitalized interest, is included in homebuilding cost of sales.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

During the year ended December 31, 2006, the U.S. housing market was impacted by a lack of consumer confidence, decreased housing affordability, and large supplies of resale and new home inventories and related pricing pressures. These factors contributed to weakened demand for new homes, slower sales, higher cancellation rates, and increased price discounts and selling incentives to attract homebuyers, compared with the years ended December 31, 2005 and 2004, when we had experienced record growth in our homebuilding operations. As a result, gross margins recorded during the year ended December 31, 2006 decreased from the same periods in the prior years. From time to time, we write-off deposit and pre-acquisiton costs related to land and lot option contracts which we no longer plan to pursue. As a result of changing market conditions during the year ended December 31, 2006, we wrote-off deposit and pre-acquisition costs of $151.2 million related to land transactions we no longer plan to pursue. Additionally, during the year ended December 31, 2006, we recorded land valuation and net realizable value adjustments of $353.8 million, including our investment in unconsolidated joint ventures, to reduce the carrying value of these assets to fair value. Our evaluation for these adjustments assumed our best estimate of cash flows for the communities tested. If conditions in the homebuilding industry worsen in the future, we may be required to evaluate for additional impairment, resulting in additional impairment charges that could be significant.

We continue to operate our business with the expectation that these difficult market conditions will continue to impact us for at least the near term. We have adjusted our approach to land acquisition and construction practices, continuing to shorten our land pipeline, reduce production volumes, and balance home price and profitability with sales pace. We are slowing down planned land purchases and reducing our total number of controlled lots owned and under option. Additionally, we are reducing the number of spec homes put into production. However, we continue to purchase select land positions where it makes economic and strategic sense to do so. We believe that these measures will help to strengthen our market position and allow us to take advantage of opportunities that will develop in the future.

The following is a summary of our operating results for the years ended December 31, 2006, 2005 and 2004 ($000's omitted):

	Years Ended December 31,		
	2006	2005	2004
Pre-tax income (loss):			
Homebuilding	$1,010,368	$ 2,298,822	$1,635,580
Financial Services	115,460	70,586	47,429
Other non-operating	(43,100)	(92,394)	(90,685)
Income from continuing operations before income taxes	1,082,728	2,277,014	1,592,324
Income taxes	393,082	840,126	598,751
Income from continuing operations	689,646	1,436,888	993,573
Income (loss) from discontinued operations	(2,175)	55,025	(7,032)
Net income	$ 687,471	$ 1,491,913	$ 986,541
Per share data - assuming dilution:			
Income from continuing operations	$ 2.67	$ 5.47	$ 3.82
Income (loss) from discontinued operations	(.01)	.21	(.03)
Net income	$ 2.66	$ 5.68	$ 3.79

Overview (continued)

The following is a comparison of pre-tax income for the years ended December 31, 2006, 2005 and 2004:

- During 2006, demand for new homes weakened in many of our markets as a result of increases in the supply of existing homes for sale, increases in incentives offered by homebuilders and sellers of existing homes and increases in cancellation rates. These factors negatively impacted the homebuilding industry and contributed to a 56% decrease in the pre-tax income of our homebuilding operations for the year ended December 31, 2006, compared with the prior year period. During 2005, strong demand for new homes in many of our markets as well as geographic and product mix shifts contributed to a 41% increase in the pre-tax income of our homebuilding operations for the year ended December 31, 2005, compared with the prior year period. For the year ended December 31, 2006, pre-tax income was negatively impacted by $505 million of valuation adjustments recorded to land inventory ($203.8 million) and land held for sale ($54.6 million), our investment in unconsolidated joint ventures ($95.4 million) and the write-off of deposits and pre-acquisition costs ($151.2 million) related to land option contracts we no longer plan to pursue due to declining market conditions in the homebuilding industry.

- Pre-tax income from our financial services business segment increased 64% for the year ended December 31, 2006, compared with the prior year period due to increased origination volume, favorable product mix and a one-time gain of $31.6 million related to the sale of our investment in Su Casita, a Mexican mortgage banking company. Pre-tax income increased 49% for the year ended December 31, 2005 compared with the prior year period. Capture rates were 91%, 89% and 88% for the years ended December 31, 2006, 2005 and 2004, respectively.

- The decrease in non-operating expenses for the year ended December 31, 2006, compared with the same period in the prior year, was due primarily to an increase in the amount of interest capitalized into homebuilding inventory.

- Loss from discontinued operations included a provision of $2.3 million, net of taxes for the year ended December 31, 2006, resulting from a contractual adjustment related to the December 2005 disposition of our Mexico homebuilding operations. Income from discontinued operations for the year ended December 31, 2005 includes a $48.7 million payment received due to final judgment in litigation related to our former thrift operation. Income (loss) from discontinued operations also includes non-cash, after-tax gains of $7.8 million and $10.8 million realized during the years ended December 31, 2005 and 2004, respectively, from the favorable resolution of certain tax matters related to our former thrift operation. For the year ended December 31, 2004, the sale of our Argentina homebuilding operations is included in discontinued operations.

Homebuilding Operations

The following table presents a summary of pre-tax income for our Homebuilding operations ($000's omitted):

	Year Ended December 31,		
	2006	2005	2004
Home sale revenue (settlements)	$ 13,975,387	$ 14,370,667	$ 11,094,617
Land sale revenue	99,861	157,569	305,391
Home cost of sales *(a)*	(11,544,905)	(11,005,591)	(8,583,551)
Land cost of sales *(b)*	(138,528)	(139,377)	(205,589)
Selling, general and administrative expenses	(1,136,027)	(1,107,816)	(973,629)
Equity income (loss) *(c)*	(95,244)	72,604	53,908
Other income (expense), net *(d)*	(150,176)	(49,234)	(55,567)
Pre-tax income	$ 1,010,368	$ 2,298,822	$ 1,635,580
Unit settlements	41,487	45,630	38,612
Average selling price	$ 337	$ 315	$ 287
Net new orders:			
Units	33,925	47,531	40,576
Dollars	$ 11,253,000	$ 15,518,000	$ 12,101,000
Backlog at December 31:			
Units	10,255	17,817	15,916
Dollars	$ 3,580,000	$ 6,301,000	$ 5,154,000

(a) Includes homebuilding interest expense which represents the amortization of capitalized interest; land and community valuation adjustments of $203.8 million, $7.7 million and $0 for the years ended December 31, 2006, 2005 and 2004, respectively.

(b) Includes net realizable value adjustments for land held for sale of $54.6 million, $3.1 million and $265,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

(c) Includes land and community valuation adjustments for two of our unconsolidated joint ventures, which totaled $95.4 million for the year ended December 31, 2006.

(d) Includes the write-off of deposits and pre-acquisition costs for land option contracts we no longer plan to pursue of $151.2 million, $19.2 million and $27 million for the years ended December 31, 2006, 2005 and 2004, respectively. For the year ended December 31, 2006, other income (expense) also includes $18.5 million related to the closure of our production facility in Virginia.

Home sale revenues for the year ended December 31, 2006 were lower than those for the prior year by approximately $395 million, or 3%. The decrease in homebuilding revenues was attributable to a 9% decrease in the number of homes closed to 41,487, partially offset by a 7% increase in the average selling price of homes delivered to $337,000. The increase in average selling price reflects a combination of changes in product mix and geographic mix of homes closed during the year ended December 31, 2006. Home sale revenues set a record for the year ended December 31, 2005 at 45,630 units, an increase of 18% over the same period in 2004, while the 2005 average selling price for our homes increased 10% to $315,000, compared with 2004.

Homebuilding gross profit margins from home sales in 2006 decreased 600 basis points from 2005 to 17.4%, and in 2005 increased 80 basis points to 23.4% compared with 2004. The increase in homebuilding gross profit margins in 2005 is due to strong consumer demand, positive home pricing, favorable shifts in product and geographic mix, the benefits of leverage-buy purchasing activities and effective production and inventory management. During the fourth quarter of 2006, homebuilding gross profit margins were 11.0% compared with 22.3% and 22.7% in the same periods of 2005 and 2004, respectively. The significant decrease in gross profit margins during 2006 is attributable to the difficult market conditions and challenging sales environment where we have realized increased sales incentives and increased material and labor costs related to homes closed during the year. Additionally, during 2006, we identified communities under development that demonstrated potential impairment indicators which were evaluated for potential impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS 144). Consequently, during the fourth quarter and year ended December 31, 2006, we recorded respective land valuation adjustments of $146 million and $203.8 million, which included capitalized interest of $16 million, to reduce the carrying value of the impaired projects to their estimated fair value. There were no significant land valuation adjustments recorded during the years ended December 31, 2005 and 2004.

Homebuilding Operations (continued)

We consider land acquisition and development to be one of our core competencies. We acquire land primarily for the construction of our homes for sale to homebuyers. We select locations for development of homebuilding communities after completing extensive market research, enabling us to match the location and product offering with our targeted consumer group. Where we develop land, we engage directly in many phases of the development process, including land and site planning, obtaining environmental and other regulatory approvals, as well as constructing roads, sewers, water and drainage facilities and other amenities. We will often sell select parcels of land within or adjacent to our communities to retail and commercial establishments. We also will, on occasion, sell lots within our communities to other homebuilders. Gross profit (loss) from land sales was ($38.7) million, $18.2 million and $99.8 million for the years ended December 31, 2006, 2005 and 2004, respectively. Revenues and their related gains/losses may vary significantly between periods, depending on the timing of land sales. We continue to evaluate our existing land positions to ensure the most effective use of capital. Land held for disposition was approximately $465.8 million as of December 31, 2006, compared with $257.7 million and $230.1 million at December 31, 2005 and 2004, respectively. During the fourth quarter and year ended December 31, 2006, we recorded net realizable value adjustments for land held for sale of $25.8 million and $54.6 million, respectively. There were no significant net realizable value adjustments for land held for sale during the years ended December 31, 2005 and 2004.

For the year ended December 31, 2006, selling, general and administrative expenses, as a percentage of home settlement revenues, increased 40 basis points to 8.1% compared with 2005, after decreasing 110 basis points to 7.7% in 2005 compared with 2004. The decreased conversion in 2006 compared with the prior year was the result of lower home sale revenues, offset by our internal initiatives focused on controlling costs in the current business environment. The conversion improvement in 2005, compared with 2004, can be attributed to an increase in average selling prices, our internal initiatives focused on controlling costs and better overhead leverage as a result of volume increases.

The decrease in equity income of $167.8 million for the year ended December 31, 2006, compared with the prior year period, is primarily the result of a $95.4 million land valuation adjustment for two of our unconsolidated joint ventures, to reduce the carrying values of these investments to their estimated fair values. Additionally, the decrease in 2006 equity income, compared with the prior year, is also the result of our January 2006 acquisition of the remaining 50% interest in an entity that supplies and installs basic building components and operating systems. As a result of this acquisition, we own 100% of this entity, which is consolidated in our financial statements. For the year ended December 31, 2005 and 2004, earnings for this investment were recorded in equity income. In addition, earnings from our 50% investment in a Nevada-based joint venture, related to the sale of commercial and residential properties, decreased in 2006 as the venture substantially completed its operations in 2005.

Other income (expense), net includes the write-off of deposits and pre-acquisition costs resulting from decisions not to pursue certain land acquisitions and options, insurance-related expenses and settlements and other non-operating expenses. The changes in other income (expense), net are due primarily to write-offs of deposit and pre-acquisition costs during the fourth quarter of 2006, 2005 and 2004 of $82.7 million, $6.2 million and $13.8 million, respectively, and for the years ended December 31, 2006, 2005 and 2004 of $151.2 million, $19.2 million and $27 million, respectively. These write-offs vary in amount from year to year as we continue to evaluate potential land acquisitions for the most effective use of capital. During the fourth quarter and year ended December 31, 2006 we recorded an $18.5 million charge related to the closure of a production facility located in Virginia.

Unit settlements decreased 9% for the year ended December 31, 2006 to 41,487 units, compared with the same period in 2005 and increased 18% for the year ended December 31, 2005 to 45,630 units, compared with the same period in 2004. The average selling price for homes closed for the years ended December 31, 2006, 2005 and 2004 was $337,000, $315,000 and $287,000, respectively. Changes in average selling price reflect a number of factors, including changes in market selling prices and the mix of product closed during each period.

For the year ended December 31, 2006, unit net new orders decreased 29% to 33,925 units, compared with the same period in 2005. For the year ended December 31, 2005, unit net new orders increased 17% to 47,531 units, compared with the same period in 2004. During 2006, net new orders were impacted by the closeout of several large, established communities, where the replacement communities are still in the early phases of development. In addition, rising home prices, higher interest rates, and increased resale home inventories have negatively affected demand for new homes. Cancellation rates for the fourth quarter of 2006 were approximately 34.7%, compared with 22.7% and 25.7% for the same periods in 2005 and 2004, respectively. Year to date cancellation rates were 29.4% for the year ended December 31, 2006, compared with 17.3% and 17.6% for the same periods in 2005 and 2004, respectively. Most markets have experienced a substantial increase in resale home inventory, and this, combined with declining consumer confidence, has resulted in higher cancellation rates and reduced net new orders during 2006.

Homebuilding Operations (continued)

The dollar value of net new orders decreased 28% for the year ended December 31, 2006 compared with the prior year period and increased 28% for the year ended December 31, 2005 compared with the same period in 2004. However, while net new order dollars decreased during 2006, average selling prices increased or remained stable in many of our markets, primarily as a result of favorable shifts in product and geographic mix. For the year ended December 31, 2006, we had 690 active selling communities, an increase of 4% from the same period in 2005. For the year ended December 31, 2005, we had 662 active selling communities, an increase of 6% from the same period in 2004. Ending backlog, which represents orders for homes that have not yet closed, was 10,255 units at December 31, 2006 with a dollar value of $3.6 billion. Ending backlog was 17,817 units at December 31, 2005 with a dollar value of $6.3 billion.

At December 31, 2006 and 2005, our Homebuilding operations controlled approximately 232,200 and 362,600 lots, respectively. Approximately 158,800 and 173,800 lots were owned, and approximately 63,700 and 133,400 lots were under option agreements approved for purchase at December 31, 2006 and 2005, respectively. In addition, there were approximately 9,700 and 55,400 lots under option agreements, pending approval, at December 31, 2006 and 2005, respectively. For the fourth quarter and year ended December 31, 2006, we withdrew from land contracts representing approximately 37,500 lots and 95,200 lots, respectively, valued at $1.2 billion and $3.8 billion, respectively. We believe that the depth of our existing land supply, coupled with our entitlement expertise, will enable us to continue opening new communities during the course of 2007 and beyond.

The total purchase price related to approved land under option for use by our Homebuilding operations at future dates approximated $3.9 billion at December 31, 2006. In addition, total purchase price related to land under option pending approval was valued at approximately $450.3 million at December 31, 2006. Land option agreements, which may be cancelled at our discretion, may extend over several years and are secured by deposits and advanced costs totaling $369.5 million, of which $5.4 million is refundable and $12.9 million is related to deposits that our Homebuilding operations have made in regards to lots optioned from an unconsolidated joint venture in which we have an equity interest. This balance excludes $98.7 million of contingent payment obligations which may or may not become actual obligations of the Company.

The following table presents markets that represent 10% or more of unit new orders, unit settlements, and settlement revenues for the years ended December 31, 2006, 2005 and 2004:

	Year Ended December 31,		
	2006	2005	2004
Unit net new orders:			
Phoenix	12%	10%	16%
Unit settlements:			
Phoenix	11%	12%	14%
Las Vegas	11%	*	*
Settlement revenues:			
Phoenix	12%	11%	12%
Las Vegas	12%	*	12%

* *Represents less than 10%.*

Homebuilding Segment Operations

The Homebuilding operations represent our core business. Homebuilding offers a broad product line to meet the needs of first-time, first and second move-up, and active adult homebuyers. We have determined our operating segments to be our Areas, which are aggregated into seven reportable segments based on similarities in the economic and geographic characteristics of our homebuilding operations. We conduct our operations in 52 markets, located throughout 27 states, and have presented our reportable homebuilding segments as follows:

Northeast:	Northeast and Mid-Atlantic Areas include the following states: *Connecticut, Delaware, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Virginia*
Southeast:	Southeast Area includes the following states: *Georgia, North Carolina, South Carolina, Tennessee*
Florida:	Florida Area includes the following state: *Florida*
Midwest:	Great Lakes Area includes the following states: *Illinois, Indiana, Michigan, Ohio, Minnesota*
Central:	Rocky Mountain and Central Areas include the following states: *Colorado, Kansas, Missouri, Texas*
Southwest:	Southwest and Nevada Areas include the following states: *Arizona, Nevada, New Mexico*
*California:	Northern California and Southern California Areas include the following state: *California*

**Our homebuilding operations located in Reno, Nevada are reported in the California segment, while our remaining Nevada homebuilding operations are reported in the Southwest segment.*

Homebuilding Segment Operations (continued)

The following table presents selected financial information for our homebuilding reporting segments:

	Year Ended December 31,		
	2006	2005	2004
Home sale revenue (settlements) ($000's omitted):			
Northeast	$ 1,650,129	$ 1,856,906	$ 1,435,532
Southeast	1,254,337	950,792	758,994
Florida	2,209,864	2,247,513	1,270,797
Midwest	1,270,072	1,757,842	1,592,804
Central	1,264,318	1,090,914	938,966
Southwest	3,694,571	3,259,913	2,945,918
California	2,632,096	3,206,787	2,151,606
	$ 13,975,387	$ 14,370,667	$ 11,094,617
Income (loss) before income taxes ($000's omitted):			
Northeast	$ 127,376	$ 326,399	$ 267,494
Southeast	88,162	86,683	53,502
Florida	381,924	475,939	198,975
Midwest	(37,327)	149,063	175,845
Central	(37,330)	1,729	45,736
Southwest	714,185	745,163	647,179
California	107,368	654,940	379,765
Unallocated *(a)*	(333,990)	(141,094)	(132,916)
	$ 1,010,368	$ 2,298,822	$ 1,635,580
Unit settlements:			
Northeast	3,489	3,909	3,249
Southeast	4,504	4,127	3,719
Florida	7,374	8,784	5,643
Midwest	4,171	5,879	5,315
Central	6,192	6,424	5,576
Southwest	10,548	10,237	10,179
California	5,209	6,270	4,931
	41,487	45,630	38,612
Net new orders – units:			
Northeast	2,813	4,019	3,197
Southeast	4,632	4,888	3,896
Florida	4,501	8,383	7,045
Midwest	4,087	5,928	5,219
Central	5,437	7,549	5,568
Southwest	8,365	10,723	10,353
California	4,090	6,041	5,298
	33,925	47,531	40,576
Unit backlog:			
Northeast	917	1,593	1,483
Southeast	1,708	1,580	819
Florida	1,212	4,085	4,486
Midwest	1,199	1,283	1,234
Central	1,320	2,075	950
Southwest	2,719	4,902	4,416
California	1,180	2,299	2,528
	10,255	17,817	15,916

(a) Unallocated primarily includes amortization of capitalized interest of $255.7 million, $179.6 million and $133 million for the years ended December 31, 2006, 2005 and 2004, respectively, and other costs which are not allocated to the operating segments reported above.

Homebuilding Segment Operations (continued)

	Year Ended December 31,		
	2006	2005	2004
Controlled Lots:			
Northeast	27,524	44,088	41,405
Southeast	23,332	31,863	22,926
Florida	48,640	70,434	73,799
Midwest	18,436	36,334	38,578
Central	22,966	39,331	42,572
Southwest	66,034	97,290	82,630
California	25,291	43,275	41,508
	232,223	362,615	343,418
Land and community valuation adjustments ($000's omitted):			
Northeast	$ 22,206	$ -	$ -
Southeast	1,083	-	-
Florida	22,715	-	-
Midwest	52,555	4,000	-
Central	23,866	3,718	-
Southwest	9,774	-	-
California	55,569	-	-
Total segment land and community valuation adjustments	187,768	7,718	-
Corporate and unallocated *(a)*	16,000	-	-
Total valuation adjustments	$ 203,768	$ 7,718	$ -
Net realizable value adjustments (NRV) - land held for sale ($000's omitted):			
Northeast	$ 3,204	$ -	$ -
Southeast	-	14	-
Florida	5,596	-	-
Midwest	10,789	314	-
Central	27,674	2,756	265
Southwest	7,014	-	-
California	293	-	-
Total NRV adjustments – land held for sale	$ 54,570	$ 3,084	$ 265
Write-off of deposits and pre-acquisition costs ($000's omitted):			
Northeast	$ 33,798	$ 2,931	$ 2,811
Southeast	4,514	2,194	1,617
Florida	25,108	1,119	1,573
Midwest	24,892	4,065	5,263
Central	10,739	5,292	3,248
Southwest	21,013	2,283	2,444
California	33,102	2,548	10,047
Total segment write-off of deposits and pre-acquisition costs	153,166	20,432	27,003
Corporate and unallocated	(1,981)	(1,237)	-
Total write-off of deposits and pre-acquisition costs	$ 151,185	$ 19,195	$ 27,003

(a) Corporate and unallocated includes a $16 million write-off of capitalized interest related to land and community valuation adjustments recorded during 2006.

Homebuilding Segment Operations (continued)

Northeast:

For the year ended December 31, 2006, our Northeast operations experienced weakened demand for new homes primarily as a result of increases in existing home inventories. Net new orders for the fourth quarter of 2006 decreased 11% to 623 units, and for the year ended December 31, 2006 decreased 30% to 2,813 units, compared with the same periods in 2005. During 2006, increased cancellation rates were attributable to lower new order sign-up activity and increased cancellations in all markets. For the fourth quarter of 2006 cancellation rates were approximately 25% compared with 19% for the same period in 2005. Cancellation rates for fiscal year 2006 were 22%, compared with 14% for the same period in 2005. For the fourth quarter and year ended December 31, 2006, operating results were negatively impacted by $12.2 million and $22.2 million of respective land valuation adjustments taken in our New England markets as well as higher sales incentives offered to homebuyers. During 2006, we also recorded $3.2 million of net realizable value adjustments for land held for sale. During the fourth quarter and year ended December 31, 2006, we wrote-off $17.7 million and $33.8 million, respectively, of deposits and pre-acquisition costs associated with transactions we no longer plan to pursue, resulting in a reduction of lots controlled of approximately 6,800 and 12,900, respectively. There were no significant land valuation adjustments or write-offs taken during the same periods in 2005 and 2004.

For the year ended December 31, 2005, our Northeast operations contributed positively to our Homebuilding operating results with increased revenues and higher average selling prices and profits compared with 2004. During 2005, most of the markets in the Northeast experienced strong demand conditions, particularly in Lehigh Valley and Baltimore, which were offset by increased resale inventories and pricing pressures in Washington D.C. Net new orders increased 26% to 4,019 units for the year ended December 31, 2005 compared with the same period in 2004. However, during the fourth quarter of 2005, net new orders decreased 10% to 697 units compared with the fourth quarter of 2004. For the year ended December 31, 2005, cancellation rates were approximately 14% compared with 11% for the same period in 2004. Cancellation rates for the fourth quarter of 2005 increased to 19% compared with 14% for the same period in 2004. As of December 31, 2005, we had 99 active selling communities, compared with 78 as of December 31, 2004. In addition, the year-over-year comparability of our Northeast operations was affected by a significant land sale ($19.4 million of income before income taxes) in our Washington D.C. market during the year ended December 31, 2004.

Southeast:

During the fourth quarter and year ended December 31, 2006, our Southeast operations contributed positively to our Homebuilding operating results, evidenced by increased revenues and unit settlements as well as higher average selling prices and profits compared with prior year periods. The increases in the Southeast's profitability are attributable to a continued shift in product mix associated with the active adult homebuyer. Additionally, we opened a new large active adult community in Charlotte during 2006. Net new orders for the fourth quarter of 2006 decreased 27% to 715 units, and for the year ended December 31, 2006 decreased 5% to 4,632 units, compared with the same periods in 2005. The reduction in new orders during the fourth quarter and year ended December 31, 2006 contributed to the increase in cancellation rates. Cancellation rates for the fourth quarter of 2006 were approximately 35%, compared with 23% for the same periods in 2005, while cancellation rates were 24% for the year ended December 31, 2006, compared with 18% for the same period in 2005. During 2006, selling, general and administrative expenses decreased as we continue to align our operations to meet current market conditions. There were no significant land related valuation adjustments or write-offs taken during 2006, 2005 or 2004 in our Southeast markets.

Most of the markets in the Southeast experienced strong demand conditions during 2005. Additionally, during 2005 we opened several new communities, including two new active adult communities in Atlanta and Raleigh. As of December 31, 2005, we had 64 active selling communities, compared with 74 as of December 31, 2004. For the year ended December 31, 2005, net new orders increased 26% to 4,888 units compared with the same period in 2004. Net new orders for the fourth quarter of 2005 increased 7% to 976 units, compared with the same periods in 2004. Cancellation rates for the year ended December 31, 2005 were approximately 18%, which was comparable with the same period in 2004. For the fourth quarter and year ended 2005, our Carolina operating results were negatively impacted by $7 million of lot cost adjustments recorded primarily in Hilton Head.

Homebuilding Segment Operations (continued)

Florida:

During 2006, our Florida operations experienced weakened demand, largely attributable to increased existing home inventories, especially in Orlando and Naples/Ft. Myers. During the fourth quarter and year ended December 31, 2006, Florida experienced high cancellation rates and pricing pressures associated with excess inventories and aggressive sales incentives offered by competitors. Net new orders for the fourth quarter of 2006 decreased 51% to 769 units, and for the year ended December 31, 2006 decreased 46% to 4,501 units, compared with the same periods in 2005. For the fourth quarter and year ended December 31, 2006, increased cancellation rates were attributable to lower new order sign-up activity and increased cancellations in all Florida markets. For the fourth quarter of 2006, cancellation rates were approximately 40% compared with 17% for the same period in 2005, while cancellation rates for the year ended December 31, 2006 were approximately 31% compared with 12% for the same period in 2005. Selling, general and administrative expenses decreased during 2006, as we continue to align our operations to meet current market conditions. During the fourth quarter and year ended December 31, 2006, we recorded valuation adjustments of $21.7 million and $22.7 million, respectively, related to land inventory. During the fourth quarter and year ended December 31, 2006, we also recorded charges of $17.6 million and $25.1 million, respectively, for the write-off of deposits and pre-acquisition costs associated with transactions we no longer plan to pursue in Jacksonville and Southeast Florida. During the fourth quarter and year ended December 31, 2006, these charges resulted in a reduction of lots controlled of approximately 3,800 and 10,500, respectively. There were no significant land valuation adjustments or write-offs taken during the same periods in 2005 and 2004.

During the year ended December 31, 2005, our Florida operations had increased revenues and higher average selling prices and profits compared with the same period in 2004. As of December 31, 2005, we had 73 active selling communities, compared with 65 as of December 31, 2004. For the year ended December 31, 2005, net new orders increased 19% to 8,383 units compared with 2004. During the fourth quarter of 2005, net new orders decreased 20% to 1,577 units compared with the prior year quarter, due primarily to a decreased community count of approximately 20% in Tampa and the fact that we were transitioning out of a recently completed active adult community in Ocala. Additionally, some of our Florida operations began to experience weakened demand for new homes due to excess resale inventories and pricing pressures in Orlando and Naples/Ft. Myers. At December 31, 2005 unit backlog decreased 9% to 4,085 units compared with the same period in 2004. Cancellation rates for the year ended December 31, 2005 were approximately 12%, which was comparable with 2004. In addition, for the year ended December 31, 2004, our Florida operations were affected by land sales (totaling $14.4 million of income before income taxes), which occurred primarily in our Tampa and Jacksonville markets.

Midwest:

The Midwest operations have been one of the most challenged areas in the country as Cleveland and Michigan continue to experience weakened demand due to difficult local economic conditions. Net new orders for the fourth quarter of 2006 decreased 40% to 749 units, and for the year ended December 31, 2006 decreased 31% to 4,087 units, compared with the same periods in 2005. During 2006, reduced new order sign-up activity resulted in higher cancellation rates. For the fourth quarter of 2006 cancellation rates were approximately 22% compared with 18% for the same period in 2005, while cancellation rates for the year ended December 31, 2006 were approximately 17% compared with 13% for the same periods in 2005. For the fourth quarter and year ended December 31, 2006, Midwest operating results were negatively impacted by land and community valuation adjustments of $32.6 million and $52.6 million, respectively. During the fourth quarter and year ended December 31, 2006 we recorded net realizable value adjustments for land held for sale of $5.1 million and $10.8 million, respectively. During the fourth quarter and year ended December 31, 2006, we recorded charges of $9 million and $24.9 million, respectively, for the write-off of deposits and pre-acquisition costs associated with transactions we no longer plan to pursue in the Michigan, Minnesota and Indianapolis markets, resulting in a reduction of lots controlled of 3,600 and 11,800, respectively. There were no significant land valuation and net realizable adjustments or write-offs taken during the same periods in 2005 and 2004.

For the year ended December 31, 2005, our Midwest operations realized increased revenues compared with the same period in 2004, primarily due to higher unit settlements. During the year ended December 31, 2005 average selling prices and profits decreased compared with the same period in 2004. During 2005, some of our Midwest operations were impacted by weakened demand for new homes due to increased resale home inventories and challenging local economic conditions, especially in Michigan. However, other Midwest operations, such as Illinois, Indianapolis and Ohio experienced solid demand, as evidenced by increased net new orders. For the year ended December 31, 2005, net new orders increased 14% to 5,928 units compared with 2004. During the fourth quarter of 2005, net new orders increased 11% to 1,240 units compared with the prior year period. In 2005, we opened large active adult communities in Detroit and Cleveland which contributed to the 2005 increase in net new orders. Cancellation rates for the year ended December 31, 2005 were approximately 13%, compared with 16% for the same periods in 2004.

Homebuilding Segment Operations (continued)

Central:

For the year ended December 31, 2006, revenue from home settlements increased compared with the same period in 2005. Higher average selling prices realized during 2006 were the result of unit settlements in new communities in both Texas and Colorado. However, the Central reporting segment recorded losses for both the fourth quarter and year ended December 31, 2006, compared with profits during the same period in 2005, which was largely attributable to decreased home settlements. Net new orders for the fourth quarter of 2006 decreased 50% to 895 units, and for the year ended December 31, 2006 decreased 28% to 5,437 units, compared with the same periods in 2005. For the fourth quarter of 2006 cancellation rates were approximately 38% compared with 31% for the same period in 2005, while cancellation rates for the year ended December 31, 2006 were approximately 30% compared with 23% for the same period in 2005. During 2006 and 2005, Central operating results were negatively impacted by valuation adjustments to land inventory, net realizable value adjustments and write-offs of deposits and pre-acquisition costs associated with transactions we no longer plan to pursue. We recorded valuation adjustments to land inventory of $15.1 million and $3.1 million during the fourth quarter of 2006 and 2005, respectively, and $23.9 million and $3.7 million during the years ended December 31, 2006 and 2005, respectively. We also recorded net realizable value adjustments on land held for sale of $8.1 million and $2.5 million during the fourth quarter of 2006 and 2005, respectively, and $27.7 million and $2.8 million during the years ended December 31, 2006 and 2005, respectively. There were no significant land valuation and net realizable adjustments or write-offs taken during the same periods in 2004.

For the year ended December 31, 2005, our Central operations realized increased revenues primarily due to higher unit settlements, compared with the same period in 2004. During the year ended December 31, 2005 average selling prices increased compared with the same period in 2004, and net new orders increased 36% to 7,549 units compared with the same period in 2004. During the fourth quarter of 2005, net new orders increased 53% to 1,801 units compared with the prior year period. During 2005, we realized increases in net new orders in Houston and San Antonio as well as Denver, which experienced significant increases from the successful grand opening of a large traditional/active adult community in November 2005. For the year ended December 31, 2005, our Central operations were negatively impacted by a shift in product mix as well as delays in the opening of certain new communities, compared with the prior year period for 2004. Cancellation rates for the year ended December 31, 2005 were approximately 23%, compared with 29% for the same period in 2004. For the fourth quarter of 2005, the cancellation rate was 31%, compared with 38% for the same period in 2004.

Southwest:

The Southwest operations continued to contribute positively to our Homebuilding operating results, evidenced by increased revenues, unit settlements and higher average selling prices compared with 2005. Net new orders for the fourth quarter of 2006 decreased 28% to 1,755 units, and for the year ended December 31, 2006 decreased 22% to 8,365 units, compared with the same periods in 2005. During 2006, reduced new order sign-up activity resulted in higher cancellation rates. For the fourth quarter of 2006 cancellation rates were approximately 37%, compared with 19% for the same period in 2005, while cancellation rates for the year ended December 31, 2006 were approximately 35%, compared with 16% for the same period in 2005. Operating results for the Southwest segment were positively impacted by our January 2006 acquisition of the remaining 50% interest in an entity that supplies and installs basic building components and operating systems in both Arizona and Nevada. During 2005 and 2004, income from this entity was recorded as equity income and had no impact on segment pre-tax income. However, during the fourth quarter and year ended December 31, 2006, operating results were negatively impacted by land valuation and net realizable adjustments and the write-off of deposits and pre-acquisition costs. For the fourth quarter and year ended December 31, 2006, we recorded land and community valuation adjustments for both periods of $9.8 million, as well as net realizable value adjustments for land held for sale of $6.9 million and $7 million, respectively. During the fourth quarter and year ended December 31, 2006, we also recorded charges of $11.9 million and $21 million, respectively, for the write-off of deposits and pre-acquisition costs associated with transactions we no longer plan to pursue, primarily in the Phoenix and Tucson markets, which resulted in a reduction of lots controlled of 7,600 and 21,200, respectively. There were no significant land valuation and net realizable adjustments or write-offs taken during the same periods in 2005 and 2004.

Homebuilding Segment Operations (continued)

Southwest (continued):

During the year ended December 31, 2005, our Southwest operations contributed positively to our Homebuilding operating results, evidenced by increased revenues and higher average selling prices and profits compared with 2004. For the year ended December 31, 2005, net new orders increased 4% to 10,723 units compared with the same period in 2004. During the fourth quarter of 2005, net new orders increased 33% to 2,447 units compared with the prior year period. As of December 31, 2005, the decrease in Arizona's active community count, compared with the prior year, is attributable to the close-out of several communities, including a large, established active adult community located in Phoenix. We opened two large active adult communities, also located in Phoenix, during the first quarter of 2006 as replacement communities. In the fourth quarter of 2004, we lowered pricing in Las Vegas to better align pricing in our communities with pricing in the market. This action was in response to a period of slow sign-ups and increased cancellation rates, which we attributed to our then above-market pricing. After the price reductions took effect in the fourth quarter of 2004, our communities in Las Vegas experienced improved traffic and new order activity during 2005. Cancellation rates in the Southwest for the year ended December 31, 2005 were approximately 16%, which was comparable with the same period in 2004. During the fourth quarter of 2005, cancellation rates were 19% compared with 34% during the same period in 2004.

California:

The California operations were impacted by weakened demand for new homes, evidenced by increased resale inventories and pricing pressures, especially in Sacramento. During 2006, these factors contributed to a decrease in net new orders, unit settlements and average selling prices in California. Net new orders for the fourth quarter of 2006 decreased 13% to 940 units, and for the year ended December 31, 2006 decreased 32% to 4,090 units, compared with the same periods in 2005. During 2006, reduced new order sign-up activity resulted in higher cancellation rates. For the fourth quarter of 2006 cancellation rates were approximately 35% compared with 31% for the same period in 2005 while cancellation rates for the year ended December 31, 2006 were approximately 36% compared with 24% for the same period in 2005. California operating results were impacted during the fourth quarter and year ended December 31, 2006 by valuation adjustments to land inventory of $37.5 million and $55.6 million, respectively, in addition to a $95.4 million land valuation adjustment recorded during the fourth quarter of 2006 for two of our unconsolidated joint ventures located in Sacramento. During the fourth quarter and year ended December 31, 2006, we also recorded charges of $18.8 million and $33.1 million, respectively, for the write-off of deposits and pre-acquisition costs associated with transactions we no longer plan to pursue primarily in the Sacramento and the San Francisco Bay Area markets, which resulted in a reduction of lots controlled of 9,200 and 19,300, respectively. There were no significant land valuation and net realizable adjustments or write-offs taken during the same periods in 2005 and 2004.

During the year ended December 31, 2005, our California operations contributed positively to our Homebuilding operating results, evidenced by increased revenues and higher average selling prices and profits compared with 2004. For the year ended December 31, 2005, net new orders increased 14% to 6,041 units compared with the same period in 2004. For the fourth quarter of 2005, net new orders decreased 6% to 1,083 units compared with the prior year period. At December 31, 2005, unit backlog decreased 9% to 2,299 units compared with December 31, 2004. During the fourth quarter of 2005, our California operations were impacted by weakened demand for new homes evidenced by increased resale inventories and pricing pressures, especially in Sacramento. In addition, the closeout of a large, successful active adult community which contributed significantly to our operations impacted the California reporting segment during the fourth quarter of 2005 and contributed to the decrease in net new orders, unit settlements and average selling price during this period. Cancellation rates for the year ended December 31, 2005 were approximately 24%, compared with 15% for the year ended December 31, 2004.

Financial Services Operations

We conduct our financial services business, which includes mortgage and title operations, through Pulte Mortgage and other subsidiaries.

We originate mortgage loans using our own funds or borrowings made available through various credit arrangements, and then sell such mortgage loans monthly to outside investors. Also, we sell our servicing rights on a flow basis through fixed price servicing sales contracts. Due to the short period of time the servicing rights are held, we do not amortize the servicing asset. Since the servicing rights are recorded based on the value in the servicing sales contracts, there are no impairment issues related to these assets.

The following table presents mortgage origination data for our Financial Services operations:

	Years Ended December 31,		
	2006	2005	2004
Total originations:			
Loans	40,269	42,994	35,232
Principal ($000's omitted)	$8,683,500	$8,528,600	$6,739,200
Originations for Pulte customers:			
Loans	40,117	42,302	32,290
Principal ($000's omitted)	$8,642,900	$8,397,600	$6,268,100

Pre-tax income of our financial services operations was $115.5 million, $70.6 million, and $47.4 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Mortgage origination unit volume decreased 6%, while mortgage origination principal volume increased 2% for the year ended December 31, 2006. The decrease in unit volume is attributable to lower home settlements in 2006 compared with 2005, offset by a higher capture rate in 2006 compared with 2005, while the increase in origination principal volume is attributable to a higher average loan size. For the year ended December 31, 2005, mortgage origination unit and principal volume increased 22% and 27%, respectively, over 2004. This growth can be attributed to increases in the capture rate of 140 basis points to 89.2% in 2005 combined with the volume increases experienced in our homebuilding business and an increase in average loan size. Our capture rate represents loan originations from our homebuilding business as a percent of total loan opportunities, excluding cash settlements, from our homebuilding business. Our homebuilding customers continue to account for the majority of total loan production, representing nearly 100% of Pulte Mortgage unit production for 2006, compared with 98% in 2005 and 92% in 2004.

Adjustable rate mortgages (ARMs) represented 28% of total funded origination dollars and 22% of total funded origination units for the year ended December 31, 2006, compared with 45% and 39%, respectively, in 2005 and 43% and 42%, respectively, in 2004. Interest only mortgages, a component of ARMs, represented 79% of ARMs origination dollars and 81% of ARMs origination units for the year ended December 31, 2006, compared with 65% and 56% in 2005, and 42% and 30%, respectively, in 2004. Interest only mortgages represented 22%, 29%, and 18%, respectively, of total funded origination dollars for the years ended December 31, 2006, 2005, and 2004.

Refinancings represented 1% of total loan production in 2006 and 2005, compared with 3% in 2004. Our customers' average FICO scores for the years ended December 31, 2006, 2005, and 2004 were 743, 741, and 737, respectively. Combined Loan-to-Value was 82% for the year ended December 31, 2006, and 81% for the years ended December 31, 2005 and 2004, respectively. At December 31, 2006, loan application backlog was $2.1 billion, compared with $4.2 billion and $3.5 billion at December 31, 2005 and 2004, respectively.

Pre-tax income increased 64% for the year ended December 31, 2006, compared with 2005, primarily due to the sale of our investment in Su Casita, a Mexico-based mortgage banking company. As a result of this transaction, we recognized a pre-tax gain of approximately $31.6 million ($20.1 million after-tax). Excluding this gain, pre-tax income increased 19% in 2006 compared with 2005, due to the combination of increased origination principal volume and a shift in product mix to more profitable loans. In 2006, 21% of total origination dollars were from brokered loans, which are less profitable to us, compared with 26% in 2005. Mortgage origination fees of $15.5 million in 2006 were $5.2 million, or 25%, lower than the $20.7 million recorded for the same period in 2005. The 25% decrease over the same period in 2005 is due to a shift in product mix towards funded production.

Pre-tax income increased 49% for the year ended December 31, 2005, compared with 2004, due to increased volume and a favorable product mix shift to funded, from non-funded originations. In 2005, 26% of total origination dollars were from brokered loans, which are less profitable to us, compared with 36% in 2004. Mortgage origination fees of $20.7 million in 2005 were $0.2 million, or 1%, higher than the $20.5 million recorded for the same period in 2004. The 1% increase over the same period in 2004 is due to higher revenues per loan as brokered origination volume decreased 7% in 2005 when compared with 2004.

Financial Services Operations (continued)

The net gain from sale of mortgages of $110.8 million in 2006 was $29.7 million, or 37%, higher than the $81.1 million recorded for the same period in 2005. This favorable variance was due primarily to an increase in loans available for sale combined with a favorable shift in product mix in 2006 when compared to 2005. Net interest income in 2006 was $9.8 million, or 2%, lower than the $10 million for the same period in 2005. The decrease was primarily due to a lower net interest margin partially offset by higher funded origination volume. Income from our title operations was $20 million in 2006, a decrease of 10% over 2005, due primarily to a decrease in the number of homes closed in 2006 compared to 2005. Selling, general and administrative expense increased $10.2 million, or 13%, from 2005, due primarily to higher operating expenses.

Our minority interest in Su Casita, a Mexican mortgage banking company, contributed income from operations of approximately $350 thousand for the year ended December 31, 2005. During February 2005, 25% of our investment in the capital stock of Su Casita was redeemed for a gain of approximately $620 thousand. Our remaining interest of 16.66% was accounted for under the cost method of accounting and therefore no income was recorded for periods subsequent to the sale. Income from Su Casita for the year ended December 31, 2004 was $4 million. In February 2006, we completed the sale of our remaining investment in Su Casita for approximately $50 million, and realized a pre-tax gain of approximately $31.6 million related to the transaction.

We hedge portions of our forecasted cash flow from sales of closed mortgage loans with derivative financial instruments. For the year ended December 31, 2006, we did not recognize any material net gains or losses related to an ineffective portion of the hedging instrument. We also did not recognize any material net gains or losses during 2005 for cash flow hedges that were discontinued because it is probable that the original forecasted transaction will not occur. At December 31, 2006, we expect to reclassify $978 thousand, net of taxes, of net gains on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months as sales of mortgage backed securities occur.

Other non-operating

Other non-operating expenses, net consists of income and expenses related to corporate services provided to our subsidiaries. These expenses are incurred for financing, developing and implementing strategic initiatives centered on new business development and operating efficiencies, and providing the necessary administrative support associated with being a publicly traded entity listed on the New York Stock Exchange. Accordingly, these results will vary from year to year as these strategic initiatives evolve.

The following table presents results of operations ($000's omitted):

	Years Ended December 31,		
	2006	2005	2004
Net interest expense	$ 531	$ 43,344	$ 47,372
Other expenses, net	42,569	49,050	43,313
Loss before income taxes	$ 43,100	$ 92,394	$ 90,685

Net interest expense was $531 thousand for the year ended December 31, 2006, compared with approximately $43.3 million and $47.4 million for the years ended December 31, 2005 and 2004, respectively. These variances are the result of an increase in the amount of interest capitalized into homebuilding inventory.

Changes in other expenses, net for the years ended December 31, 2006 and 2005, compared with prior years were primarily due to changes in compensation-related costs. Additionally, during 2004 we recognized income from the sale and adjustment to fair value of various non-operating parcels of commercial land held for sale.

Interest capitalized into homebuilding inventory is charged to home cost of sales based on the cyclical timing of our unit settlements over a period that approximates the average life cycle of our communities. During 2006 and 2005, interest in homebuilding inventory increased compared with the prior years due to increased amounts of interest capitalized based on our homebuilding inventory and debt levels. In addition, during the fourth quarter of 2006, $16 million of capitalized interest related to inventory impairment write-offs was expensed. Information related to corporate interest capitalized into homebuilding inventory is as follows ($000's omitted):

	Years Ended December 31,		
	2006	2005	2004
Interest in homebuilding inventory at beginning of year	$ 229,798	$ 223,591	$ 200,584
Interest capitalized into homebuilding inventory	261,486	185,792	156,056
Interest expensed to homebuilding cost of sales	(255,688)	(179,585)	(133,049)
Interest in homebuilding inventory at end of year	$ 235,596	$ 229,798	$ 223,591
Interest incurred *	$ 266,561	$ 234,024	$ 205,176

* *Interest incurred includes interest on our senior debt, short-term borrowings, and other financing arrangements and excludes interest incurred by our financial services operations.*

Discontinued Operations

First Heights - In September 2003, the United States Court of Federal Claims issued final judgment that Pulte Homes, Inc., Pulte Diversified Companies, Inc. and First Heights (collectively, the Pulte Parties) had been damaged by approximately $48.7 million as a result of the United States government's breach of contract with them. The final judgment follows the Court's August 17, 2001 ruling that the United States breached the contract related to the Pulte Parties' 1988 acquisition of five savings and loan associations by enacting Section 13224 of the Omnibus Budget Reconciliation Act of 1993. The United States government and the Pulte Parties filed Notices of Appeal with the United States Court of Appeals for the Federal Circuit in October 2003.

In August 2005, the United States Court of Appeals affirmed the United States Court of Federal Claims' judgment, in its entirety, that we had been damaged by approximately $48.7 million as a result of the United States government's breach of contract in connection with the enactment of Section 13224 of the Omnibus Budget Reconciliation Act of 1993. In December 2005, we received payment of the judgment in the amount of $48.7 million, which was recorded as income from discontinued operations.

In September 2005, First Heights received notice confirming the voluntary dissolution of the First Heights Bank. The Office of Thrift Supervision also canceled First Heights' charter. Accordingly, the day-to-day activities of First Heights, which had been principally devoted to supporting residual regulatory compliance matters and the litigation with the United States government, have now ceased.

We also recorded non-cash, after-tax gains of $7.8 million and $10.8 million, during the third quarter of 2005 and 2004, respectively, related to the favorable resolution of certain tax matters relating to our former thrift operation, which was discontinued in 1994.

Mexico – In January 2005, the minority shareholders of Pulte Mexico S. de R.L. de C.V. ("Pulte Mexico") exercised a put option under the terms of a reorganization agreement dated as of December 31, 2001, to sell their shares to us, the consummation of which resulted in our owning 100% of Pulte Mexico. In March 2005, we purchased 60% of the minority interest of Pulte Mexico for approximately $18.7 million in cash. In June 2005, we purchased the remaining 40% of the minority interest of Pulte Mexico for approximately $12.5 million in cash. We assigned approximately $17.6 million of the purchase price premium to house and land inventory, which was amortized through cost of sales as homes were sold. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed, of $5.3 million, was recorded as goodwill.

In December 2005, we sold substantially all of our Mexico homebuilding operations to a consortium of purchasers involved in residential and commercial real estate development. The disposition of the Mexico homebuilding operations will allow us to invest additional resources in the U.S. housing market. We realized cash of $131.5 million related to the sale. The sale of these operations did not include our investment in the capital stock of a mortgage company in Mexico as well as various non-operating entities, which are not considered to be material to our results of operations or our financial position.

Revenues of these discontinued operations were $201 million and $185.8 million for the years ended December 31, 2005 and 2004, respectively. For the years ended December 31, 2005 and 2004, discontinued Mexico homebuilding operations reported total after-tax income (losses) of ($1.5) million and $4.4 million, respectively. Results of Mexico homebuilding operations, for the years ended December 31, 2005 and 2004, resulted in pre-tax operating income of $4.6 million and $8.2 million, respectively.

For the year ended December 31, 2005, we recognized a pre-tax loss of $6.6 million (after-tax loss of $13.1 million) related to the sale of our Mexico homebuilding operations. The pre-tax loss on sale includes the accounting recognition of the economic losses related to accumulated foreign currency translation adjustments of $7.6 million, which had previously been reported in other comprehensive income, as well as the write-off of $5.3 million of goodwill related to the 2005 acquisition of the minority shareholder interests. At December 31, 2005, the Mexico homebuilding operations have been presented as discontinued operations in our Consolidated Financial Statements, while previously they were included in our Homebuilding operations. Certain amounts previously reported in the 2004 financial statements and notes thereto were reclassified to conform to the 2005 presentation.

Concurrent with the sale of the Mexico homebuilding operations, we elected to repatriate all of our earnings from our Mexico operations in accordance with the American Jobs Creation Act of 2004 (Internal Revenue Code Section 965, Temporary Dividends Received Deduction) and recorded $4.8 million of related income taxes, which have been included in the Mexico loss on sale from discontinued operations.

For the year ended December 31, 2006, loss from discontinued operations included a provision of $2.3 million, net of taxes, which resulted from a contractual adjustment related to the December 2005 disposition of the our Mexico homebuilding operations.

Discontinued Operations (continued)

Argentina - In January 2005, we sold all of our Argentina operations to an Argentine company involved in residential and commercial real estate development. The disposition of these operations was intended to improve our overall returns. At December 31, 2004, the Argentina operations were classified as held for sale and presented as discontinued operations in our Consolidated Financial Statements, while previously they were included in our Homebuilding operations.

Revenues of these discontinued Argentine operations were $24.6 million for the year ended December 31, 2004. For the year ended December 31, 2004 discontinued Argentine operations reported total after-tax losses of $22 million. For the year ended December 31, 2004, the Argentina operations reported after-tax operating losses of $1.4 million. In addition, we recognized a pre-tax loss of $33.2 million ($20.6 million after-tax) on the write-down of the Argentina operations to fair value less costs to sell. The pre-tax loss includes the accounting recognition of the economic losses related to accumulated foreign currency translation adjustments of $25.1 million ($15.6 million after-tax), which had previously been reported in other comprehensive income.

For the year ended December 31, 2006, loss from discontinued operations included a provision of $111 thousand, net of taxes, which resulted from a contractual adjustment related to the January 2005 disposition of our Argentine operations.

Liquidity and Capital Resources

We finance our homebuilding land acquisition, development and construction activities by using internally generated funds and existing credit arrangements. We routinely monitor current operational requirements and financial market conditions to evaluate the use of available financing sources, including securities offerings.

At December 31, 2006, we had cash and equivalents of $551.3 million and $3.5 billion of senior notes outstanding. Other financing included non-recourse collateralized financing totaling $26.9 million. Sources of our working capital include our cash and equivalents, our $2.01 billion committed unsecured revolving credit facility and Pulte Mortgage's $955 million committed credit arrangements and other uncommitted borrowing arrangements.

Our ratio of debt-to-total capitalization, excluding our collateralized debt related to financial services, was approximately 35% at December 31, 2006, and approximately 31.2% net of cash and equivalents.

Pulte Mortgage provides mortgage financing for many of our home sales and uses its own funds and borrowings made available pursuant to various committed and uncommitted credit arrangements. At December 31, 2006, Pulte Mortgage had committed credit arrangements of $955 million, comprised of a $405 million bank revolving credit facility and a $550 million asset-backed commercial paper program. In May 2006, Pulte Mortgage amended its revolving credit facility, which included amendments to its restrictive covenants. In August 2006, Pulte Mortgage amended the bank credit agreement related to its asset-backed commercial paper program, which also included amendments to its restrictive covenants. Both amended credit agreements now require Pulte Mortgage to maintain a consolidated tangible net worth of at least $50 million or eighty-five percent of the average month-end tangible net worth for the last twelve months of the preceding calendar year and funded debt cannot exceed 15 times tangible net worth.

Our income tax liability and related effective tax rate are affected by a number of factors. In 2006, our effective tax rate was 36.3% compared with 36.9% in 2005 and 37.6% in 2004. The reduction in the effective tax rate for 2006 was primarily due to an adjustment for the Section 199 manufacturing deduction, a change in the overall state tax rate associated with the geographical mix in income and certain other tax matters. The reduction in the effective tax rate for 2005 was principally due to the Section 199 manufacturing deduction established by the American Jobs Creation Act of 2004. We anticipate that our effective tax rate for 2007 will be approximately 37%.

Our net cash used in operating activities for the year ended December 31, 2006 amounted to $267.5 million, while net cash provided by operating activities was $18.7 million for the year ended December 31, 2005. For the year ended December 31, 2004, net cash used in operating activities was $692.2 million. In 2006, decreased net income and an increase in deferred income taxes were offset by the write-down of land and deposits and pre-acquisition costs of $409.5 million. In 2005 and 2004, increased net income was offset primarily by significant investments in land inventory.

Liquidity and Capital Resources (continued)

Cash used in investing activities was $86.9 million for the year ended December 31, 2006, compared with $25.3 million and $198.6 million for the years ended December 31, 2005 and 2004, respectively. We invested approximately $65.8 million, net of cash acquired, to purchase the remaining 50% of an entity that installs basic building components and operating systems. In addition, we received cash of $49.2 million for the sale of our investment in Su Casita, a Mexico-based mortgage banking company. Also, we made $58.2 million of capital contributions to and received $67.4 million in capital distributions from our unconsolidated joint ventures for the year ended December 31, 2006. Further we incurred approximately $98.6 million in capital expenditures to support the growth of our business.

The change in net cash used in investing activities from 2004 to 2005 primarily relates to proceeds from the sale of subsidiaries during 2005 of $142.9 million, increases in distributions from unconsolidated entities of $41.9 million, offset by increases in capital expenditures of $13.7 million. During 2005, we invested approximately $37.3 million in three new joint ventures that develop and/or sell land within the United States. Also, we contributed $124.6 million of additional capital contributions to and received $108 million in capital distributions from our unconsolidated joint ventures for the year ended December 31, 2005. Further, we incurred approximately $88.9 million in capital expenditures to support the growth of our business. During January 2004, we invested $35 million for a 50% ownership in an entity that supplies and installs basic building components and operating systems. During 2004, we invested approximately $117.8 million in new joint ventures that develop and/or sell land in the United States. Also, we contributed $44.2 million of additional capital contributions to and received $66.1 million in capital distributions from our unconsolidated joint ventures for the year ended December 31, 2004.

Net cash used in financing activities totaled $96.2 million for the year ended December 31, 2006. Cash inflows from financing activities are primarily attributed to the issuance of $150 million, 7.375% senior notes and $8.4 million from the issuance of common stock. Cash outflows from financing activities are primarily attributed to $78.3 million repayment of Pulte Mortgage's collateralized short term debt, $19.8 million payment of non-recourse collateralized financing, $122.3 million used to repurchase our common stock, and $40.9 million of cash dividends paid to shareholders.

Net cash provided by financing activities was $700.4 million for the year ended December 31, 2005. Cash inflows from financing activities are primarily attributed to proceeds from our $350 million, 5.2% senior notes and $300 million, 6% senior notes issued in February 2005, proceeds from Pulte Mortgage's line of credit of approximately $275.6 million, proceeds from non-recourse collateralized financing arrangements of approximately $46.8 million, and proceeds from the exercise of stock options of $31.2 million. Cash outflows from financing activities for the year ended December 31, 2005 primarily relate to the repayment of our $125 million, 7.3% senior notes in October 2005, approximately $33.6 million of cash dividends paid to our shareholders, and $143.2 million used to repurchase our common stock.

Net cash provided by financing activities totaled $809.6 million for the year ended December 31, 2004. Cash inflows from financing activities for the year ended December 31, 2004 are primarily attributed to proceeds received from our $500 million, 5.25% senior notes issued in January 2004 and our $400 million, 4.875% senior notes issued in July 2004 and $44 million of cash received from the exercise of stock options. Cash outflows from financing activities for the year ended December 31, 2004 primarily relate to the repayment of our $112 million, 8.375% senior notes in August 2004, redemption of the remaining $77 million of Del Webb 10.25% senior subordinated notes in February 2004, approximately $25.4 million of cash dividends paid to our shareholders, $44.9 million used to repay borrowings, and $14.7 million used to repurchase our common stock.

In May 2006, we sold $150 million of 7.375% senior notes, which mature on June 1, 2046, which are guaranteed by us and certain of our 100%-owned subsidiaries. These notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness. The notes are redeemable at any time on or after June 1, 2011, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest thereon to the redemption date. Proceeds from the sale were used to repay the indebtedness of our revolving credit facility and for general corporate purposes, including continued investment in our business.

In August 2006, we increased the borrowing availability under our 4-year unsecured revolving credit facility from $1.66 billion to $2.01 billion. The credit facility includes an uncommitted accordion feature, under which the credit facility may be increased to $2.25 billion. We have the capacity to issue letters of credit up to $1.125 billion. Borrowing availability is reduced by the amount of letters of credit outstanding. The credit facility contains restrictive covenants, the most restrictive of which requires us not to exceed a debt-to-total capitalization ratio of 60% and also requires us to maintain a minimum interest coverage ratio of 2:1 (EBITDA to interest incurred), as defined in the agreement. As of December 31, 2006, we had no borrowings outstanding and $1.45 billion available for borrowing under this facility.

Pursuant to the two $100 million stock repurchase programs authorized by our Board of Directors in October 2002 and 2005, and the $200 million stock repurchase authorization in February 2006 (for a total stock repurchase authorization of $400 million), we have repurchased a total of 9,688,900 shares for a total of $297.7 million. At December 31, 2006, we had remaining authorization to purchase $102.3 million of common stock.

Liquidity and Capital Resources (continued)

Inflation

We, and the homebuilding industry in general, may be adversely affected during periods of high inflation because of higher land and construction costs. Inflation also increases our financing, labor and material costs. In addition, higher mortgage interest rates significantly affect the affordability of permanent mortgage financing to prospective homebuyers. We attempt to pass to our customers any increases in our costs through increased sales prices.

Contractual Obligations and Commercial Commitments

The following table summarizes our payments under contractual obligations as of December 31, 2006:

	Payments Due by Period ($000's omitted)				
	Total	2007	2008-2009	2010-2011	After 2011
Contractual obligations:					
Long-term debt *(a)*	$6,703,950	$ 227,839	$ 855,678	$1,107,116	$4,513,317
Operating lease obligations	287,360	58,575	96,598	57,581	74,606
Other long-term liabilities *(b)*	27,295	19,945	7,350	-	-
Total contractual obligations *(c)*	$7,018,605	$ 306,359	$ 959,626	$ 1,164,697	$4,587,923

(a) Represents our senior notes and related interest payments

(b) Represents our non-recourse collateralized financing arrangements and related interest payments

(c) We do not have any payments due in connection with capital lease or purchase obligations

We are subject to the usual obligations associated with entering into contracts (including option contracts) for the purchase, development and sale of real estate in the routine conduct of our business. Option contracts for the purchase of land enable us to defer acquiring portions of properties owned by third parties and unconsolidated entities until we are ready to build homes on them. This reduces our financial risks associated with long-term land holdings. At December 31, 2006, we had agreements to acquire approximately 71,800 homesites through option contracts and unconsolidated entities in which we have investments. At December 31, 2006, we had $369.5 million of non-refundable option deposits and advanced costs related to certain of these agreements.

The following table summarizes our other commercial commitments as of December 31, 2006:

	Amount of Commitment Expiration by Period ($000's omitted)				
	Total	2007	2008-2009	2010-2011	After 2011
Other commercial commitments:					
Guarantor revolving credit facilities *(a)*	$2,010,000	$ -	$ -	$2,010,000	$ -
Non-guarantor revolving credit facilities *(b)*	955,000	550,000	405,000	-	-
Standby letters of credit *(c)*	32,184	32,184	-	-	-
Total commercial commitments *(d)*	$ 2,997,184	$ 582,184	$ 405,000	$2,010,000	$ -

(a) Includes capacity to issue up to $1.125 billion in standby letters of credit, of which $559 million was outstanding at December 31, 2006.

(b) Includes credit facility of $405 million and $550 million asset-backed commercial paper program.

(c) Excludes standby letters of credit issued under the Guarantor revolving credit facilities.

(d) Excludes performance and surety bonds of approximately $1.8 billion, which typically do not have stated expiration dates.

Off-Balance Sheet Arrangements

We use standby letters of credit and performance bonds to guarantee our performance under various contracts, principally in connection with the development of our projects. The expiration dates of the letter of credit contracts coincide with the expected completion date of the related homebuilding projects. If the obligations related to a project are ongoing, annual extensions of the letters of credit are typically granted on a year-to-year basis. At December 31, 2006, we had outstanding letters of credit of $591.2 million. Performance bonds do not have stated expiration dates; rather, we are released from the bonds as the contractual performance is completed. These bonds, which approximated $1.8 billion at December 31, 2006, are typically outstanding over a period of approximately 3-5 years. We do not believe that we will be required to draw upon any such letters of credit or performance bonds.

In the ordinary course of business, we enter into land option or option type agreements in order to procure land for the construction of houses in the future. At December 31, 2006, these agreements totaled approximately $4.3 billion. Pursuant to these land option agreements, we provide a deposit to the seller as consideration for the right to purchase land at different times in the future, usually at predetermined prices. If the entity holding the land under option is a variable interest entity, our deposit represents a variable interest in that entity. At December 31, 2006, we consolidated certain variable interest entities with assets totaling $43.6 million.

At December 31, 2006 and 2005, aggregate outstanding debt of unconsolidated joint ventures was $935.9 million and $882.2 million, respectively. At December 31, 2006 and 2005, our proportionate share of joint venture debt was approximately $312.8 million and $297.9 million, respectively. At December 31, 2006 and 2005, we provided non-recourse debt guarantees for $304.1 million and $293.4 million, respectively, of joint venture debt. Accordingly, we may be liable, on a contingent basis, through limited guarantees with respect to a portion of the secured land acquisition and development debt. However, we would not be liable other than in instances of fraud, misrepresentation or other bad faith actions by us, unless the joint venture was unable to perform its contractual borrowing obligations. As of December 31, 2006, we do not anticipate that we will incur any significant costs under these guarantees that have not already been recognized in our impairment analysis, as further discussed in Note 4 of our Consolidated Financial Statements.

For the years ended December 31, 2006, 2005 and 2004, we recognized equity income (loss) from our unconsolidated joint ventures of $(62.9) million, $75.4 million and $60.1 million, respectively. The equity loss recognized during the year ended December 31, 2006 includes land valuation adjustments of $95.4 million, which relate to two of our joint ventures located in Sacramento, California. In accordance with their debt guarantees, these joint ventures are required to maintain a certain ratio of value of the collateral (generally land and improvements) as a specified percentage of the loan balance. If we are required to make a payment to bring the loan balance below the specified percentage of the loan balance, the payment would constitute a capital contribution or loan to the unconsolidated entity and increase our share of any funds the unconsolidated entity distributes, if they are available. The land valuation adjustments recorded during 2006 include all significant costs expected at this time under such guarantees.

Critical Accounting Policies and Estimates

The accompanying consolidated financial statements were prepared in conformity with United States generally accepted accounting principles. When more than one accounting principle, or the method of its application, is generally accepted, we select the principle or method that is appropriate in our specific circumstances (see Note 1 of our Consolidated Financial Statements). Application of these accounting principles requires us to make estimates about the future resolution of existing uncertainties; as a result, actual results could differ from these estimates. In preparing these consolidated financial statements, we have made our best estimates and judgments of the amounts and disclosures included in the consolidated financial statements, giving due regard to materiality.

Revenue recognition

Homebuilding – Homebuilding revenue and related profit are generally recognized at the time of the closing of the sale, when title to and possession of the property are transferred to the buyer. In situations where the buyer's financing is originated by Pulte Mortgage, our wholly-owned mortgage subsidiary, and the buyer has not made an adequate initial or continuing investment as required by SFAS No. 66, "Accounting for Sales of Real Estate," the profit on such sales is deferred until the sale of the related mortgage loan to a third-party investor has been completed.

Critical Accounting Policies and Estimates (continued)

Financial Services – Mortgage servicing fees represent fees earned for servicing loans for various investors. Servicing fees are based on a contractual percentage of the outstanding principal balance, or a contracted set fee in the case of certain sub-servicing, and are credited to income when related mortgage payments are received. Loan origination fees, commitment fees and certain direct loan origination costs are deferred as an adjustment to the cost of the related mortgage loan until such loan is sold. Gains and losses from sales of mortgage loans are recognized when the loans are sold. Interest income is accrued from the date a mortgage loan is originated until the loan is sold. Loans are placed on non-accrual status once they become greater than 90 days past due their contractual terms. Subsequent payments received are applied according to the contractual terms of the loan.

Inventory valuation

Our finished inventories are stated at the lower of accumulated costs or net realizable value. Included in inventories are all direct development costs. Inventories under development or held for development are stated at accumulated cost, unless they are determined to be impaired, in which case these inventories are measured at fair value. If actual market conditions are less favorable than those projected by management, additional inventory adjustments may be required. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets," we record valuation adjustments on land inventory and related communities under development when events and circumstances indicate that they may be impaired and when the cash flows estimated to be generated by those assets are less than their carrying amounts. Additionally, we also value long-lived assets for sale at the lower of their carrying amount or fair value less cost to sell.

We capitalize interest cost into homebuilding inventories. Interest capitalized each quarter is identified as a separate layer in our capitalized interest balance sheet pool. Each layer of capitalized interest is amortized over a period that approximates the average life of communities under development. Interest expense is allocated to the quarters over the amortization period based on the cyclical timing of unit settlements.

Sold units are expensed on a specific identification basis. Under the specific identification basis, cost of sales includes the construction cost of the home, an average lot cost by project based on land acquisition and development costs, and closing costs and commissions. Construction cost of the home includes amounts paid through the closing date of the home, plus an accrual for costs incurred but not yet paid, based on an analysis of budgeted construction cost. This accrual is reviewed for accuracy based on actual payments made after closing compared to the amount accrued, and adjustments are made if needed. Total project land acquisition and development costs are based on an analysis of budgeted costs compared to actual costs incurred to date and estimates to complete. Adjustments to estimated total project land acquisition and development costs for the project affect the amount of future lots costed prospectively.

Residential mortgage loans available-for-sale

Residential mortgage loans available-for-sale are stated at the lower of aggregate cost or market value. Gains and losses from sales of mortgage loans are recognized when the loans are sold. We hedge our residential mortgage loans available-for-sale. Gains and losses from closed commitments and futures contracts are matched against the related gains and losses on the sale of mortgage loans.

An allowance for credit losses is established when specific loans are identified as probable of foreclosure and loss. Additionally, an allowance is provided based on historical losses applied against the most recent quarter of funded production.

Goodwill and intangible assets

We have recorded certain intangible assets and goodwill, most of which relate to the Del Webb merger in 2001. Intangible assets, primarily trademarks and tradenames, were valued using proven valuation procedures and are amortized over their estimated useful life. Goodwill is subject to annual impairment testing. The carrying value and ultimate realization of these assets is dependent upon estimates of future earnings and benefits that we expect to generate from their use. If our expectations of future results and cash flows decrease significantly, intangible assets and goodwill may be impaired and the resulting charge to operations may be material. If we determine that the carrying value of intangible assets and goodwill may not be recoverable based upon the existence of one or more indicators of impairment, we measure impairment based on several accepted valuation methods. For assets related to ongoing operations, we use a projected undiscounted cash flow method to determine if impairment exists and then measure impairment using discounted cash flows. For assets to be disposed of, we assess the fair value of the asset based on current market conditions for similar assets. For goodwill, we assess fair value by measuring discounted cash flows of our reporting units and measure impairment as the difference between the resulting implied fair value of goodwill and the recorded book value.

The estimates of useful lives and expected cash flows require us to make significant judgments regarding future periods that are subject to some factors outside of our control. Changes in these estimates could result in significant revisions to the carrying value of these assets and material charges to the results of operations.

Critical Accounting Policies and Estimates (continued)

Allowance for warranties

Home purchasers are provided with warranties against certain building defects. The specific terms and conditions of those warranties vary geographically. Most warranties cover different aspects of the home's construction and operating systems for a period of up to ten years. We estimate the costs to be incurred under these warranties and record a liability in the amount of such costs at the time product revenue is recognized. Factors that affect our warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. We periodically assess the adequacy of recorded warranty liabilities and adjust the amounts as necessary. Although we have not made significant adjustments to the accrual in the past, actual warranty cost in the future could differ from our current estimate.

Insurance

We have, and require the majority of our subcontractors to have, general liability, property, errors and omissions, workers compensation and other business insurance. These insurance policies protect us against a portion of the risk of loss from claims, subject to certain self-insured retentions, deductibles, and other coverage limits. Through our captive insurance subsidiaries, we reserve for costs to cover our self-insured and deductible amounts under those policies and for any costs of claims and lawsuits, based on an analysis of our historical claims, which include an estimate of claims incurred but not yet reported.

As of January 1, 2006, we are also self-insured for certain of our medical and dental claims and reserve for costs to cover our liability for such claims, based on analysis of historical claims, which include an estimate of claims incurred but not yet reported.

Stock-based compensation

The Company currently has several stock-based compensation plans for its employees ("Employee Plans") and nonemployee directors (the "Director Plan"). The Employee Plans primarily provide for the grant of options (both non-qualified options and incentive stock options as defined in each respective plan), stock appreciation rights and restricted stock to key employees of the Company or its subsidiaries (as determined by the Compensation Committee of the Board of Directors) for periods not exceeding ten years. Options granted under the Employee Plans vest incrementally in periods ranging from six months to four years. Under the Director Plan, nonemployee directors are entitled to an annual distribution of 3,600 shares of common stock and options to purchase an additional 7,000 shares. All options granted under the Director Plan are non-qualified, vest immediately and are exercisable on the date of grant. Options granted under the Director Plan are exercisable for ten years from the grant date.

On January 1, 2006, the Company adopted SFAS No. 123(R), "Share Based Payments," which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends SFAS Statement No. 95, "Statement of Cash Flows." We calculate the fair value of stock options using the Black-Scholes option pricing model. Determining the fair value of share-based awards at the grant date requires judgment in developing assumptions, which involve a number of variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards, the expected dividend yield and expected stock option exercise behavior. In addition, we also use judgment in estimating the number of share-based awards that are expected to be forfeited. The Company adopted SFAS 123(R) using the modified prospective method of transition. Accordingly, prior periods have not been restated. The adoption of SFAS 123(R) did not have a significant effect on basic and diluted earnings per share for the year ended December 31, 2006.

Prior to January 1, 2006, the Company accounted for its stock-based awards under the fair value recognition provisions of SFAS No. 123, "Accounting for Stock Issued to Employees." The Company selected the prospective method of adoption as permitted by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." Under the prospective method, the Company recognized compensation expense on an accelerated basis over the vesting period based on the fair value provisions of SFAS No. 123.

New Accounting Pronouncements

See Note 1 to the Consolidated Financial Statements included elsewhere in this Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to interest rate risk on our rate-sensitive financing to the extent long-term rates decline. The following tables set forth, as of December 31, 2006 and 2005, our rate-sensitive financing obligations, principal cash flows by scheduled maturity, weighted-average interest rates and estimated fair market value ($000's omitted).

	As of December 31, 2006 for the Years ended December 31,							
	2007	**2008**	**2009**	**2010**	**2011**	**There-after**	**Total**	**Fair Value**
Rate sensitive liabilities:								
Fixed interest rate debt: ...								
Senior notes	$ -	$ -	$400,000	$ -	$698,563	$2,450,000	$ 3,548,563	$ 3,584,523
Average interest rate	-	-	4.88%	-	7.95%	6.24%	6.42%	-
Non-recourse collateralized financing	$ 19,755	$ 3,484	$ 3,650	$ -	$ -	$ -	$ 26,889	$ 26,889
Average interest rate	.31%	1.25%	2.37%	-	-	-	.71%	-

	As of December 31, 2005 for the Years ended December 31,							
	2006	**2007**	**2008**	**2009**	**2010**	**There-after**	**Total**	**Fair Value**
Rate sensitive liabilities:								
Fixed interest rate debt:								
Senior notes	$ -	$ -	$ -	$ 400,000	$ -	$2,998,563	$3,398,563	$3,421,959
Average interest rate	-	-	-	4.88%	-	6.58%	6.38%	-
Non-recourse collateralized financing	$ 18,051	$ 5,700	$ 3,949	$ 933	$ -	$ -	$ 28,633	$ 28,633
Average interest rate	.89%	1.80%	1.27%	8.25%	-	-	1.36%	-

Pulte Mortgage, operating as a mortgage banker, is also subject to interest rate risk. Interest rate risk begins when we commit to lend money to a customer at agreed-upon terms (i.e., commit to lend at a certain interest rate for a certain period of time). The interest rate risk continues through the loan closing and until the loan is sold to an investor. During 2006 and 2005, this period of interest rate exposure averaged approximately 60 days. In periods of rising interest rates, the length of exposure will generally increase due to customers locking in an interest rate sooner as opposed to letting the interest rate float.

We minimize interest rate risk by (i) financing the loans via a variable rate borrowing agreement tied to LIBOR and A1/P1 commercial paper rates and (ii) hedging our loan commitments and closed loans through derivative financial instruments. These financial instruments include cash forward placement contracts on mortgage-backed securities, whole loan investor commitments, options on treasury future contracts and options on cash forward placement contracts on mortgage-backed securities. We do not use any derivative financial instruments for trading purposes.

Hypothetical changes in the fair values of our financial instruments arising from immediate parallel shifts in long-term mortgage rates of plus 50, 100 and 150 basis points would not be material to our financial results.

At December 31, 2006, our aggregate net investment exposed to foreign currency exchange rate risk includes our remaining non-operating investments in Mexico, which approximated $3.5 million.

SPECIAL NOTES CONCERNING FORWARD-LOOKING STATEMENTS

As a cautionary note, except for the historical information contained herein, certain matters discussed in Item 1A., *Risk Factors*, Item 7., *Management's Discussion and Analysis of Financial Condition and Results of Operations* and Item 7A., *Quantitative and Qualitative Disclosures About Market Risk*, are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act").

Forward-looking statements give current expectations or forecasts of future events. Words such as "anticipate", "expect", "intend", "plan", "believe", "seek", "estimate", and other words and terms of similar meaning in connection with discussions of future operating or financial performance signify forward-looking statements. From time to time, we also may provide oral or written forward-looking statements in other materials released to the public. Such statements are made in good faith by us pursuant to the "Safe Harbor" provisions of the Reform Act. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Such forward-looking statements involve known risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from our future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among other things, those set forth under Item 1A. – *Risk Factors*.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

PULTE HOMES, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
($000's omitted, except share data)

ASSETS

	2006	2005
Cash and equivalents	$ 551,292	$ 1,002,268
Unfunded settlements	72,597	156,663
House and land inventory	9,374,335	8,756,093
Land held for sale	465,823	257,724
Land, not owned, under option agreements	43,609	76,671
Residential mortgage loans available-for-sale	871,350	1,038,506
Investments in unconsolidated entities	150,685	301,613
Goodwill	375,677	307,693
Intangible assets, net	118,954	127,204
Other assets	982,034	1,023,739
Deferred income tax asset	170,518	12,686
	$13,176,874	$13,060,860

LIABILITIES AND SHAREHOLDERS' EQUITY

	2006	2005
Liabilities:		
Accounts payable, including book overdrafts of $280,329 and $405,411 in 2006 and 2005, respectively	$ 576,321	$ 789,399
Customer deposits	200,478	392,041
Accrued and other liabilities	1,403,793	1,402,620
Collateralized short-term debt, recourse solely to applicable non-guarantor subsidiary assets	814,707	893,001
Income taxes	66,267	239,930
Senior notes	3,537,947	3,386,527
Commitments and contingencies		
Total liabilities	6,599,513	7,103,518
Shareholders' Equity:		
Preferred stock, $.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $.01 par value; 400,000,000 shares authorized, 255,315,408 and 257,030,925 shares issued and outstanding at December 31, 2006 and 2005, respectively	2,553	2,570
Additional paid-in capital	1,284,687	1,209,148
Accumulated other comprehensive loss	(2,986)	(5,496)
Retained earnings	5,293,107	4,751,120
Total shareholders' equity	6,577,361	5,957,342
	$13,176,874	$13,060,860

See Notes to Consolidated Financial Statements.

PULTE HOMES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2006, 2005 and 2004
(000's omitted, except per share data)

	2006	2005	2004
Revenues:			
Homebuilding	$ 14,075,248	$ 14,528,236	$ 11,400,008
Financial Services	194,596	161,414	112,719
Other non-operating	4,564	4,885	1,749
Total revenues	14,274,408	14,694,535	11,514,476
Expenses:			
Homebuilding, principally cost of sales	12,969,636	12,302,018	9,818,336
Financial Services	111,468	93,574	71,528
Other non-operating, net	47,664	97,279	92,434
Total expenses	13,128,768	12,492,871	9,982,298
Other income:			
Gain on sale of equity investments	31,635	620	-
Equity income (loss)	(94,547)	74,730	60,146
Income from continuing operations before income taxes	1,082,728	2,277,014	1,592,324
Income taxes	393,082	840,126	598,751
Income from continuing operations	689,646	1,436,888	993,573
Income (loss) from discontinued operations	(2,175)	55,025	(7,032)
Net income	$ 687,471	$ 1,491,913	$ 986,541
Per share data:			
Basic:			
Income from continuing operations	$ 2.73	$ 5.62	$ 3.93
Income (loss) from discontinued operations	(.01)	.22	(.03)
Net income	$ 2.73	$ 5.84	$ 3.91
Assuming dilution:			
Income from continuing operations	$ 2.67	$ 5.47	$ 3.82
Income (loss) from discontinued operations	(.01)	.21	(.03)
Net income	$ 2.66	$ 5.68	$ 3.79
Cash dividends declared	$ .16	$ .13	$ .10
Number of shares used in calculation:			
Basic:			
Weighted-average common shares outstanding	252,200	255,492	252,590
Assuming dilution:			
Effect of dilutive securities - stock options and restricted stock grants	6,421	7,309	7,644
Adjusted weighted-average common shares and effect of dilutive securities	258,621	262,801	260,234

See Notes to Consolidated Financial Statements.

PULTE HOMES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
For the years ended December 31, 2006, 2005 and 2004
($000's omitted, except per share data)

	Common Stock	Additional Paid-in Capital	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Shareholders' Equity, December 31, 2003	$ 2,504	$ 1,014,739	$ (656)	$ (39,142)	$ 2,470,678	$ 3,448,123
Stock option exercise	56	43,903	-	-	-	43,959
Tax benefit from stock option exercise and restricted stock vesting	-	35,700	-	-	-	35,700
Restricted stock award	4	(4)	-	-	-	-
Restricted stock award amortization	-	-	612	-	-	612
Cash dividends declared - $.10 per share	-	-	-	-	(25,427)	(25,427)
Stock repurchases	(6)	(2,290)	-	-	(12,391)	(14,687)
Stock-based compensation	-	22,691	-	-	-	22,691
Comprehensive income:						
Net income	-	-	-	-	986,541	986,541
Change in fair value of derivatives, net of income taxes of $(206), net of reclassification for net realized losses on derivatives of $199 included in net income	-	-	-	336	-	336
Foreign currency translation adjustments	-	-	-	24,426	-	24,426
Total comprehensive income						1,011,303
Shareholders' Equity, December 31, 2004	$ 2,558	$ 1,114,739	$ (44)	$ (14,380)	$ 3,419,401	$ 4,522,274
Stock option exercise	30	31,218	-	-	-	31,248
Tax benefit from stock option exercise and restricted stock vesting	-	34,095	-	-	-	34,095
Restricted stock award	18	(18)	-	-	-	-
Restricted stock award amortization	-	-	44	-	-	44
Cash dividends declared - $.13 per share	-	-	-	-	(33,550)	(33,550)
Stock repurchases	(36)	(16,566)	-	-	(126,644)	(143,246)
Stock-based compensation	-	45,680	-	-	-	45,680
Comprehensive income:						
Net income	-	-	-	-	1,491,913	1,491,913
Change in fair value of derivatives, net of income taxes of $2,481, net of reclassification for net realized losses on derivatives of $138 included in net income	-	-	-	(4,048)	-	(4,048)
Foreign currency translation adjustments	-	-	-	12,932	-	12,932
Total comprehensive income						1,500,797
Shareholders' Equity, December 31, 2005	$ 2,570	$ 1,209,148	$ -	$ (5,496)	$ 4,751,120	$ 5,957,342
Stock option exercise	13	8,337	-	-	-	8,350
Tax benefit from stock option exercise and restricted stock vesting	-	6,696	-	-	-	6,696
Restricted stock award	7	(7)	-	-	-	-
Cash dividends declared - $.16 per share	-	-	-	-	(40,879)	(40,879)
Stock repurchases	(37)	(17,653)	-	-	(104,605)	(122,295)
Stock-based compensation	-	78,166	-	-	-	78,166
Comprehensive income:						
Net income	-	-	-	-	687,471	687,471
Change in fair value of derivatives, net of income taxes of $(760), net of reclassification for net realized losses on derivatives of $18 included in net income	-	-	-	1,240	-	1,240
Foreign currency translation adjustments	-	-	-	1,270	-	1,270
Total comprehensive income						698,899
Shareholders' Equity, December 31, 2006	$ 2,553	$ 1,284,687	$ -	$ (2,986)	$ 5,293,107	$ 6,577,361

See Notes to Consolidated Financial Statements.

PULTE HOMES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2006, 2005 and 2004
($000's omitted)

	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 687,471	$1,491,913	$ 986,541
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:			
Write-down of land and deposits and pre-acquisition costs	409,523	29,997	27,268
Gain on sale of equity investments	(31,635)	(620)	-
Loss on sale of subsidiaries	-	13,124	33,150
Amortization and depreciation	83,675	61,512	46,296
Stock-based compensation expense	78,166	45,724	23,303
Deferred income taxes	(157,832)	33,695	(27,178)
Equity (income) loss from earnings of affiliates	94,547	(75,350)	(60,146)
Distributions of earnings of affiliates	6,590	86,020	38,521
Other, net	2,657	(180)	3,332
Increase (decrease) in cash due to:			
Inventories	(1,151,972)	(1,699,373)	(2,056,828)
Residential mortgage loans available-for-sale	167,156	(341,429)	(155,575)
Other assets	98,776	(154,531)	2,570
Accounts payable, accrued and other liabilities	(380,985)	477,372	282,259
Income taxes	(173,663)	50,830	164,325
Net cash provided by (used in) operating activities	(267,526)	18,704	(692,162)
Cash flows from investing activities:			
Distributions from unconsolidated entities	67,444	107,978	66,067
Investments in unconsolidated entities	(58,229)	(161,926)	(196,997)
Investments in subsidiaries, net of cash acquired	(65,779)	(31,172)	-
Proceeds from the sale of subsidiaries and equity investments	49,216	142,866	-
Proceeds from the sale of fixed assets	19,091	5,858	7,094
Capital expenditures	(98,629)	(88,887)	(75,219)
Other, net	-	-	500
Net cash used in investing activities	(86,886)	(25,283)	(198,555)
Cash flows from financing activities:			
Payment of senior notes and subordinated notes	-	(125,000)	(189,270)
Proceeds from borrowings	150,000	970,944	1,039,949
Repayment of borrowings	(98,051)	-	(44,892)
Excess tax benefit from share-based awards	6,696	-	-
Issuance of common stock	8,350	31,248	43,959
Stock repurchases	(122,295)	(143,246)	(14,687)
Dividends paid	(40,879)	(33,550)	(25,427)
Net cash provided by (used in) financing activities	(96,179)	700,396	809,632
Effect of exchange rate changes on cash and equivalents	(385)	333	(46)
Net increase (decrease) in cash and equivalents	(450,976)	694,150	(81,131)
Cash and equivalents at beginning of year	1,002,268	308,118	389,249
Cash and equivalents at end of year	$ 551,292	$1,002,268	$ 308,118
Supplemental Cash Flow Information:			
Cash paid during the year for:			
Interest, net of amounts capitalized	$ 17,483	$ 42,789	$ 37,055
Income taxes	$ 718,695	$ 747,325	$ 453,287

See Notes to Consolidated Financial Statements.

PULTE HOMES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements include the accounts of Pulte Homes, Inc., all of its direct and indirect subsidiaries (the "Company") and variable interest entities in which the Company is deemed to be the primary beneficiary. The direct subsidiaries of Pulte Homes, Inc. include Pulte Diversified Companies, Inc., Del Webb Corporation ("Del Webb") and other subsidiaries that are engaged in the homebuilding business. Pulte Diversified Companies, Inc.'s operating subsidiaries include Pulte Home Corporation, Pulte International Corporation ("International") and other subsidiaries that are engaged in the homebuilding business. Pulte Diversified Companies, Inc.'s former thrift subsidiary, First Heights Holding Corp, LLC ("First Heights"), is classified as a discontinued operation (See Note 3). The Company also has a mortgage banking company, Pulte Mortgage LLC ("Pulte Mortgage"), which is a subsidiary of Pulte Home Corporation.

In December 2005, the Company sold substantially all of its Mexico homebuilding operations, realizing cash of $131.5 million as further described in Note 3. For the years ended December 31, 2005 and 2004, the Mexico operations have been presented as discontinued operations in the Company's Consolidated Financial Statements.

In January 2005, the Company sold all of its Argentina operations, as further described in Note 3. At December 31, 2004, the Argentina operations were classified as held for sale. For the year ended December 31, 2004, the Argentina operations have been presented as discontinued operations in the Company's Consolidated Financial Statements.

Use of estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign currency

The financial statements of the Company's foreign subsidiaries in Argentina and Mexico were measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries were translated at exchange rates as of the balance sheet date. Revenues and expenses were translated at average exchange rates in effect during the year. Cumulative translation adjustments of $7.6 million for the Company's Mexico homebuilding operations were recognized in December 2005 in connection with the sale of those operations. Realized foreign currency transaction gains and losses have been included in the Consolidated Statements of Operations. Realized foreign currency transaction (gains) losses were not significant during the year ended December 31, 2006. For the years ended December 31, 2005 and 2004, realized foreign currency transaction (gains) losses were $(1.6) million and $300 thousand, respectively, which were recorded in income from discontinued operations.

Cash and equivalents

For purposes of the Consolidated Statements of Cash Flows, commercial paper and time deposits with a maturity of three months or less when acquired are classified as cash equivalents. Additionally, the Company holds cash that is restricted as to its use. Restricted cash primarily consists of customer deposits on home sales which are temporarily restricted by regulatory requirements until title transfers to the homebuyer. At December 31, 2006 and 2005, the balance of restricted cash was $17.3 million and $33.1 million, respectively.

1. Summary of significant accounting policies (continued)

Investments in unconsolidated entities

The equity method of accounting is used for joint ventures and associated entities over which the Company has significant influence; generally this represents partnership equity or common stock ownership interests of at least 20% and not more than 50% (See Note 4). Under the equity method of accounting, the Company recognizes its pro rata share of the profits and losses of these entities. Certain of these entities sell lots and provide construction services to the Company. Profits from such activities are deferred by the Company until the time the related homes are sold.

The cost method of accounting is used for investments in which the Company has less than a 20% ownership interest and does not have the ability to exercise significant influence.

Goodwill

At December 31, 2006 and 2005, the majority of goodwill, which represents the cost of acquired companies in excess of the fair value of the net assets at the acquisition date, resulted from the acquisition of Del Webb in 2001. During 2006, the Company recorded $68 million of additional goodwill in connection with its January 2006 acquisition of an entity that supplies and installs basic building components and operating systems. All goodwill relates to the Company's Homebuilding operations, except for $700 thousand, which relates to the Financial Services segment. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, annually and when events or changes in circumstances indicate the carrying amount may not be recoverable, management evaluates the recoverability of goodwill by comparing the carrying value of the Company's reporting units to their fair value. Fair value is determined based on discounted future cash flows. The Company performed its annual impairment test during the fourth quarter of 2006 and determined there to be no impairment of goodwill.

Intangible assets

Intangible assets consist primarily of trademarks and tradenames acquired in connection with the 2001 acquisition of Del Webb and are included in the assets of the Company's Homebuilding operations. These intangible assets were valued at the acquisition date utilizing proven valuation procedures and are being amortized on a straight-line basis over a 20-year life. The acquired cost and accumulated amortization of the Company's intangible assets were $163.5 million and $44.5 million, respectively, at December 31, 2006, and $163.5 million and $36.3 million, respectively, at December 31, 2005. Amortization expense was $8.2 million for each of the respective years ended December 31, 2006 and 2005 and $8.3 million for the year ended December 31, 2004. Amortization expense for trademarks and tradenames is expected to be approximately $8.2 million in each of the next 5 years.

Intangible assets are reviewed for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. If impairment indicators exist, an assessment of undiscounted future cash flows for the assets related to these intangibles is evaluated accordingly. If the results of the analysis indicate impairment, the assets are adjusted to fair market value. During the years ended December 31, 2006, 2005 and 2004, there were no impairments of intangible assets.

Fixed assets and depreciation

Fixed assets are recorded at cost. Maintenance and repair costs are charged to earnings as incurred. Depreciation is computed principally by the straight-line method based upon estimated useful lives as follows: Vehicles, three to seven years, model and office furniture, two to three years, and equipment, three to ten years. Fixed assets are included in Other Assets and totaled $164.7 million net of accumulated depreciation of $180.2 million at December 31, 2006 and $153.6 million net of accumulated depreciation of $130.2 million at December 31, 2005. Total depreciation expense for the years ended December 31, 2006, 2005 and 2004 was $75.4 million, $53.3 million and $38 million, respectively.

1. Summary of significant accounting policies (continued)

Advertising cost

The Company expenses advertising costs as incurred. For the years ended December 31, 2006, 2005 and 2004, the Company incurred advertising costs of approximately $106 million, $94.1 million and $87.1 million, respectively.

Employee benefits

The Company maintains one defined contribution plan that covers substantially all of the Company's employees. Company contributions to the plan are expensed as paid. The total Company contributions pursuant to the plan were approximately $23.5 million, $19.8 million and $15 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Insurance

The Company has, and requires the majority of its subcontractors to have, general liability, property, errors and omissions, workers compensation and other business insurance. These insurance policies protect the Company against a portion of its risk of loss from claims, subject to certain self-insured retentions, deductibles, and other coverage limits. Through its captive insurance subsidiaries, the Company reserves for costs to cover its self-insured and deductible amounts under those policies and for any costs of claims and lawsuits, based on an analysis of the Company's historical claims, which includes an estimate of claims incurred but not yet reported. The Company's total reserves for such items were $215.7 million and $141.3 million at December 31, 2006 and 2005, respectively. Expenses related to such claims were approximately $89.1 million, $64.4 million, and $52.9 million for the years ended December 31, 2006, 2005, and 2004, respectively.

As of January 1, 2006, the Company is self-insured for certain of its medical and dental claims and reserves for costs to cover its liability for such claims, based on analysis of historical claims, which include an estimate of claims incurred but not yet reported. The Company's total reserves for such items were $6.3 million at December 31, 2006.

Earnings per share

Basic earnings per share is computed by dividing income available to common shareholders (the "numerator") by the weighted-average number of common shares, adjusted for nonvested shares of restricted stock (the "denominator") for the period. Computing diluted earnings per share is similar to computing basic earnings per share, except that the denominator is increased to include the dilutive effects of options and nonvested shares of restricted stock. Any options that have an exercise price greater than the average market price are considered to be anti-dilutive, and are excluded from the diluted earnings per share calculation. For the years ended December 31, 2006, 2005 and 2004, the Company had 4,707,900, 161,109 and 129,390 anti-dilutive outstanding stock options, respectively, which were excluded from this calculation.

Fair values of financial instruments

The carrying amounts of cash and equivalents approximate their fair values due to their short-term nature.

The fair value of residential mortgage loans available-for-sale is estimated using the quoted market prices for securities backed by similar loans. Fair value exceeded cost by approximately $7.3 million and $10.8 million at December 31, 2006 and 2005, respectively.

Carrying amounts for financial derivative instruments reported in the balance sheet approximate fair value as the amounts reported are based on current market prices. The estimated fair values of financial instruments were determined by management using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret the market data and develop the estimated fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. Changes in the fair value of these instruments would not have a significant impact on the Company's results of operations. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. At December 31, 2006, derivative assets, included in other assets in the balance sheet, totaled $5.2 million and derivative liabilities, included in accrued and other liabilities, totaled $3.2 million. At December 31, 2005, derivative assets totaled $5.3 million and derivative liabilities totaled $7.5 million.

1. Summary of significant accounting policies (continued)

Fair values of financial instruments (continued)

The fair values of senior notes are based on quoted market prices, when available. If quoted market prices are not available, fair values are based on quoted market prices of similar issues.

Disclosures about the fair value of financial instruments are based on pertinent information available to management as of December 31, 2006. Although management is not aware of any factors that would significantly affect the reasonableness of the fair value amounts, such amounts were not comprehensively revalued for purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

Stock-based compensation

The Company currently has several stock-based compensation plans for its employees ("Employee Plans") and nonemployee directors (the "Director Plan"). At December 31, 2006, the Company had 34 million shares authorized for issuing various equity-based incentives including stock options, stock appreciation rights and restricted stock, including 8.6 million shares available for future grants.

Prior to January 1, 2006, the Company accounted for its stock-based awards under the fair value recognition provisions of SFAS No. 123, "Accounting for Stock Issued to Employees." The Company selected the prospective method of adoption as permitted by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." Under the prospective method, the Company recognized compensation expense on an accelerated basis over the vesting period based on the fair value provisions of SFAS No. 123.

As of January 1, 2006, the Company adopted SFAS No. 123(R), "Share Based Payments," which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends SFAS Statement No. 95, "Statement of Cash Flows." The Company adopted SFAS 123(R) using the modified prospective method of transition. Accordingly, prior periods have not been restated. The adoption of SFAS 123(R) did not have a significant effect on basic and diluted earnings per share for the year ended December 31, 2006.

Prior to the adoption of SFAS No. 123(R), the Company presented all benefits of the tax deductions resulting from the exercise of share-based compensation as operating cash flows in its Consolidated Statements of Cash Flows. SFAS 123(R) requires classification of the benefits of tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) as financing cash flows. As a result, the Company classified $6.7 million of excess tax benefits as financing cash inflows for the year ended December 31, 2006.

PULTE HOMES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

1. Summary of significant accounting policies (continued)

Stock-based compensation (continued)

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123(R) to all stock based employee compensation for the years ended December 31, 2005 and 2004 (000's omitted, except per share data):

	For the Years Ended December 31, ($000's omitted, except per share data)	
	2005	2004
Net income, as reported	$ 1,491,913	$ 986,541
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	14,705	9,922
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(16,119)	(15,245)
Pro forma net income	$ 1,490,499	$ 981,218
Earnings per share:		
Basic - as reported	$ 5.84	$ 3.91
Basic - pro forma	$ 5.83	$ 3.88
Diluted - as reported	$ 5.68	$ 3.79
Diluted - pro forma	$ 5.67	$ 3.77

The Company also recorded compensation expense for restricted stock awards, net of related tax effects, of $13.3 million and $4.4 million for the years ended December 31, 2005 and 2004, respectively. These amounts have been excluded from the reconciliation above, as they would have no impact on pro forma net income presented.

The Company measures compensation cost for its stock options at fair value on the date of grant and recognizes compensation cost on the graded vesting method over the vesting period, generally four years. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in greater expense in earlier years than the straight-line method. The fair value of the Company's stock options is determined using the Black-Scholes valuation model. The fair value of restricted stock is determined based on the number of shares granted and the quoted price of the Company's common stock. Compensation expense related to the Company's share-based awards is generally included in selling, general and administrative expense within the Company's Consolidated Statements of Operations.

The Company's stock option participant agreements provide continued vesting for certain eligible employees who have achieved a predetermined level of service based on their combined age and years of service. For awards granted prior to January 1, 2006, the Company recognized the related compensation cost ratably over the nominal vesting period. For awards granted after the adoption of SFAS No. 123(R), the Company now records related compensation cost over the period through the date the employee first achieves the minimum level of service that would no longer require them to provide services to earn the award. For the year ended December 31, 2006, the Company recorded $4.8 million of compensation expense related to stock option grants made to employees that have achieved this level of service, as well as those who will achieve this level of service during the vesting period.

1. Summary of significant accounting policies (continued)

New accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the effect of SFAS No. 157 on its consolidated financial statements.

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109, Accounting for Income Taxes" (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of January 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded as an adjustment to the opening balance of retained earnings and is not expected to have a significant impact on the Company's financial position. The adoption of FIN 48 may cause greater volatility in the effective tax rate going forward.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets," which provides an approach to simplify efforts to obtain hedge-like (offset) accounting. This new Statement amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 is effective for all separately recognized servicing assets and liabilities as of the beginning of an entity's fiscal year that begins after September 15, 2006, with earlier adoption permitted in certain circumstances. Due to the short period of time the Company's servicing rights are held, the Company does not expect SFAS No. 156 will have a significant impact on its consolidated financial statements.

The FASB has revised its guidance on SFAS No. 133 Implementation Issues as of March 2006. Several Implementation Issues were revised to reflect the issuance of SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments – an Amendment of FASB Statements No. 133 and 140," in February 2006. SFAS No. 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS No. 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. SFAS No. 155 also eliminates a prior restriction on the types of passive derivatives that a qualifying special purpose entity is permitted to hold. SFAS No. 155 is applicable to new or modified financial instruments in fiscal years beginning after September 15, 2006, though the provisions related to fair value accounting for hybrid financial instruments can also be applied to existing instruments. The Company does not expect SFAS No. 155 will have a significant effect on its consolidated financial statements.

1. Summary of significant accounting policies (continued)

Homebuilding

Land Valuation Adjustments and Write-Offs

Impairment of long-lived assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets," the Company records valuation adjustments on land inventory and related communities under development when events and circumstances indicate that they may be impaired and when the cash flows estimated to be generated by those assets are less than their carrying amounts. The Company records these valuation adjustments in its Consolidated Statements of Operations within Homebuilding expense, which includes home cost of sales. During 2006, as a result of changing market conditions which included an industry-wide weakening of demand for new homes, a portion of the Company's land inventory and communities under development demonstrated potential impairment indicators and were accordingly tested for potential impairment. For the years ended December 31, 2006 and 2005, the Company recorded valuation adjustments of $203.8 million and $7.7 million, respectively, to reduce the carrying value of the impaired projects to their estimated fair value. The Company did not record valuation adjustments on land inventory for the year ended December 31, 2004.

Net realizable value adjustments – land held for sale

In accordance with SFAS 144, the Company values long-lived assets held for sale at the lower of carrying amount or fair value less cost to sell. The Company records these net realizable value adjustments in its Consolidated Statements of Operations within Homebuilding expense, which includes land cost of sales. During 2006, as a result of changing market conditions in the real estate industry, a portion of the Company's land held for sale was written down to net realizable value. During the years ended December 31, 2006, 2005 and 2004, the Company recognized net realizable value adjustments related to land held for sale of $54.6 million, $3.1 million and $265,000, respectively.

Write-off of deposits and pre-acquisition costs

From time to time, the Company writes off certain deposits and pre-acquisition costs related to land option contracts the Company no longer plans to pursue. The Company wrote off deposits and pre-acquisition costs in the amount of $151.2 million, $19.2 million and $27 million during the years ended December 31, 2006, 2005 and 2004, respectively. Write-offs of deposits and pre-acquisition costs for land option contracts the Company no longer plans to pursue are recorded within its Consolidated Statements of Operations within Homebuilding expense, which includes other income (expense), net.

Plant Closure

In connection with the closure of its production facility located in Virginia, the Company recorded an $18.5 million charge during 2006, which primarily includes the write-down of long-lived assets of $6.7 million, lease termination costs of $10.7 million and other exit costs of $1.1 million. These costs have been included in the Consolidated Statements of Operations within Homebuilding expense. Exit activities related to the plant closure will continue during 2007 but are not expected to have a significant impact on the Company's consolidated financial statements.

Inventories

Finished inventories are stated at the lower of accumulated cost or net realizable value. Inventories under development or held for development are stated at accumulated cost, unless certain facts indicate such cost would not be recovered from the cash flows generated by future disposition. In this instance, such inventories are measured at fair value.

Sold units are expensed on a specific identification basis. Under the specific identification basis, cost of sales includes the construction cost of the home, an average lot cost by project based on land acquisition and development costs, and closing costs and commissions. Construction cost of the home includes amounts paid through the closing date of the home, plus an accrual for costs incurred but not yet paid, based on an analysis of budgeted construction cost. This accrual is reviewed for accuracy based on actual payments made after closing compared to the amount accrued, and adjustments are made if needed. Total project land acquisition and development costs are based on an analysis of budgeted costs compared to actual costs incurred to date and estimates to complete. Adjustments to estimated total project land acquisition and development costs for the project affect the amount of future lots costed.

The Company capitalizes interest cost into homebuilding inventories. Each layer of capitalized interest is amortized over a period that approximates the average life of communities under development. Interest expense is allocated over the period based on the cyclical timing of unit settlements. The Company capitalized interest of $261.5 million, $185.8 million and $156.1 million and expensed to home cost of sales $255.7 million, $179.6 million and $133 million in 2006, 2005 and 2004, respectively. For the years ended December 31, 2006, 2005, and 2004, the Company incurred interest of $266.6 million, $234 million and $205.2 million, respectively.

1. Summary of significant accounting policies (continued)

Homebuilding (continued)

Inventories (continued)

Major components of the Company's inventory at December 31, 2006 and 2005 were ($000's omitted):

	2006	2005
Homes under construction	$ 2,606,613	$ 3,136,708
Land under development	5,478,244	4,844,913
Land held for future development	1,289,478	774,472
Total	$ 9,374,335	$ 8,756,093

Land, not owned, under option agreements

In the ordinary course of business, the Company enters into land option agreements in order to procure land for the construction of homes in the future. Pursuant to these land option agreements, the Company will provide a deposit to the seller as consideration for the right to purchase land at different times in the future, usually at predetermined prices. Under FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," as amended by FIN 46-R issued in December 2003 (collectively referred to as "FIN 46"), if the entity holding the land under option is a variable interest entity, the Company's deposit represents a variable interest in that entity. Creditors of the variable interest entities have no recourse against the Company.

In applying the provisions of FIN 46, the Company evaluated all land option agreements and determined that the Company was subject to a majority of the expected losses or entitled to receive a majority of the expected residual returns under a limited number of these agreements. As the primary beneficiary under these agreements, the Company is required to consolidate variable interest entities at fair value. At December 31, 2006 and 2005, the Company classified $43.6 million and $76.7 million, respectively, as land, not owned, under option agreements on the balance sheet, representing the fair value of land under contract, including deposits of $6 million and $13.4 million, respectively. The corresponding liability has been classified within accrued and other liabilities on the balance sheet.

Land option agreements that did not require consolidation under FIN 46 at December 31, 2006 and 2005 had a total purchase price of $4.3 billion and $7.6 billion, respectively. In connection with these agreements, the Company had deposits and advanced costs of $363.5 million and $431.4 million, included in other assets at December 31, 2006 and 2005, respectively.

Land held for sale

At December 31, 2006 and 2005, the Company had approximately $465.8 million and $257.7 million of land held for sale related to its Homebuilding operations. Land held for sale is recorded at the lower of cost or fair value less costs to sell.

Allowance for warranties

Home purchasers are provided with warranties against certain building defects. The specific terms and conditions of those warranties vary geographically. Most warranties cover different aspects of the home's construction and operating systems for a period of up to ten years. The Company estimates the costs to be incurred under these warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded allowance for warranties and adjusts the amount as necessary.

Certain non-recurring warranty expenses which were previously classified within the Company's insurance reserves have been reclassified to allowance for warranties as of December 31, 2006. Amounts for the year ended December 31, 2005 have been reclassified to conform to the 2006 presentation.

1. Summary of significant accounting policies (continued)

Homebuilding (continued)

Allowance for warranties (continued)

Changes to the Company's allowance for warranties for the years ended December 31, 2006 and 2005, are as follows ($000's omitted):

	2006	2005
January 1	$ 124,371	$ 93,989
Warranty reserves provided	164,770	163,880
Payments and other adjustments	(171,881)	(133,498)
December 31	$ 117,260	$ 124,371

Revenue Recognition

Homebuilding revenue and related profit are generally recognized at the time of the closing of the sale, when title to and possession of the property are transferred to the buyer. In situations where the buyer's financing is originated by Pulte Mortgage, the Company's wholly-owned mortgage subsidiary, and the buyer has not made an adequate initial or continuing investment as required by SFAS No. 66, "Accounting for Sales of Real Estate," the profit on such sales is deferred until the sale of the related mortgage loan to a third-party investor has been completed. At December 31, 2006 and 2005, the Company had deferred profit on such sales in the amounts of $40.7 million and $25.5 million, respectively.

Start-up costs

Costs and expenses associated with entry into new homebuilding markets and opening new communities in existing markets are expensed when incurred.

Financial Services

Mortgage servicing rights

The Company allocates the cost of mortgage loans originated between the mortgage loans and the right to service those mortgage loans, based on relative fair value, on the date the loan is sold.

The Company sells its servicing rights monthly on a flow basis through fixed price servicing sales contracts. Due to the short period of time the servicing rights are held, the Company does not amortize the servicing asset. Furthermore, there are no impairment issues since the servicing rights are recorded based on the value in the servicing sales contracts. The servicing sales contracts provide for the reimbursement of payments made by the purchaser if loans prepay within specified periods of time, usually 90 days after sale or securitization. The Company established reserves for this liability of $5.5 million and $5.2 million at December 31, 2006 and 2005, respectively, included in accrued and other liabilities, at the time the sale was recorded. During 2006, 2005 and 2004, total servicing rights recognized were $43.5 million, $31.7 million, and $25.3 million, respectively.

Residential mortgage loans available-for-sale

Residential mortgage loans available-for-sale are stated at the lower of aggregate cost or market value. Unamortized net mortgage discounts totaled $6.9 million and $4.8 million at December 31, 2006 and 2005, respectively. These discounts are not amortized as interest revenue during the period the loans are held for sale.

Gains and losses from sales of mortgage loans are recognized when the loans are sold. The Company hedges its residential mortgage loans available-for-sale. Gains and losses from closed commitments and forward contracts are matched against the related gains and losses on the sale of mortgage loans. During 2006, 2005 and 2004, net gains from the sale of mortgages were $110.8 million, $81.1 million and $50.3 million, respectively, which have been included in Financial Services revenue.

An allowance for credit losses is established when specific loans are identified as probable of foreclosure and loss. Additionally, an allowance is provided based on historical losses applied against the most recent quarter of funded production.

1. Summary of significant accounting policies (continued)

Financial Services (continued)

Interest income on mortgage loans

Interest income is accrued from the date a mortgage loan is originated until the loan is sold. Loans are placed on non-accrual status once they become greater than 90 days past due their contractual terms. Subsequent payments received are applied according to the contractual terms of the loan.

Mortgage servicing, origination and commitment fees

Mortgage servicing fees represent fees earned for servicing loans for various investors. Servicing fees are based on a contractual percentage of the outstanding principal balance, or a contracted set fee in the case of certain sub-servicing, and are credited to income when related mortgage payments are received. Loan origination fees, commitment fees and certain direct loan origination costs on funded loans are deferred as an adjustment to the cost of the related mortgage loan until such loan is sold.

Derivative instruments and hedging activities

The Company recognizes all of its derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as either a fair value hedge or a cash flow hedge.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

Market risks arise from commitments to lend, movements in interest rates and cancelled or modified commitments to lend. In order to reduce these risks, the Company uses derivative financial instruments. These financial instruments include cash forward placement contracts on mortgage-backed securities, whole loan investor commitments, options on treasury futures contracts, and options on cash forward placement contracts on mortgage-backed securities. The Company does not use any derivative financial instruments for trading purposes. A commitment to lend at a specified interest rate is a derivative instrument (interest rate is locked to the borrower). When the Company commits to lend to the borrower, the Company enters into one of the aforementioned derivative financial instruments to economically hedge the rate lock derivative. The changes in the value of the loan commitment and the derivative financial instrument are recognized in current earnings during the period of change. At December 31, 2006, commitments by the Company to originate mortgage loans totaled $144.8 million at interest rates prevailing at the date of commitment.

Since the Company can terminate a loan commitment if the borrower does not comply with the terms of the contract, and some loan commitments may expire without being drawn upon, these commitments do not necessarily represent future cash requirements. The Company evaluates the creditworthiness of these transactions through its normal credit policies.

Cash forward placement contracts on mortgage-backed securities are commitments to either purchase or sell a specified financial instrument at a specified future date for a specified price and may be settled in cash, by offsetting the position, or through the delivery of the financial instrument. Options on treasury futures contracts and options on mortgage-backed securities grant the purchaser, for a premium payment, the right to either purchase or sell a specified treasury futures contract or a specified mortgage-backed security, respectively, for a specified price within a specified period of time or on a specified date from or to the writer of the option.

1. Summary of significant accounting policies (continued)

Financial Services (continued)

Derivative instruments and hedging activities (continued)

Mandatory cash forward contracts on mortgage-backed securities are the predominant derivative financial instruments used to minimize the market risk during the period from when the Company extends an interest rate lock to a loan applicant until the time the loan is sold to an investor. Whole loan investor commitments are obligations of the investor to buy loans at a specified price within a specified time period. At December 31, 2006, the Company had unexpired cash forward contracts and whole loan investor commitments of $852.7 million. Options on cash forward contracts on mortgage-backed securities are used in the same manner as mandatory cash forward contracts, but provide protection from interest rates rising, while still allowing an opportunity for profit if interest rates fall. Options on the treasury futures contracts are used on various loan product types to protect the Company from unexpected increases, cancellations or modifications in lending commitments. There were no outstanding options on treasury futures contracts at December 31, 2006.

The Company enters into derivative instruments to hedge portions of its forecasted cash flow from sales of mortgage-backed securities. At December 31, 2006, the maximum length of time that the Company was exposed to the variability in future cash flows of derivative instruments was approximately 75 days. During the year ended December 31, 2006, the Company did not recognize any material net gains or losses related to an ineffective portion of the hedging instrument. In addition, the Company did not recognize any material net gains or losses during the year ended December 31, 2006 for cash flow hedges that were discontinued because the forecasted transaction did not occur. At December 31, 2006, the Company expects to reclassify $978 thousand, net of taxes, of net gains on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months as sales of mortgage-backed securities occur.

2. Segment information

The Company's homebuilding operating segments are engaged in the acquisition and development of land primarily for residential purposes within the continental United States and the construction of housing on such land targeted for first-time, first and second move-up, and active adult home buyers. Home sale revenues for detached and attached homes were $11 billion and $3 billion in 2006, $11.2 billion and $3.2 billion in 2005 and $9.2 billion and $1.9 billion in 2004, respectively.

The Company has determined that its operating segments are its Areas, which are aggregated into seven reportable segments based on similarities in the economic and geographic characteristics of the Company's homebuilding operations. Accordingly, the Company's reportable homebuilding segments are as follows:

Northeast: Northeast and Mid-Atlantic Areas include the following states:
Connecticut, Delaware, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Virginia

Southeast: Southeast Area includes the following states:
Georgia, North Carolina, South Carolina, Tennessee

Florida: Florida Area includes the following state:
Florida

Midwest: Great Lakes Area includes the following states:
Illinois, Indiana, Michigan, Ohio, Minnesota

Central: Rocky Mountain and Central Areas include the following states:
Colorado, Kansas, Missouri, Texas

Southwest: Southwest and Nevada Areas include the following states:
Arizona, Nevada, New Mexico

*California: Northern California and Southern California Areas include the following state:
California

**The Company's homebuilding operations located in Reno, Nevada are reported in the California segment, while its Nevada homebuilding operations are reported in the Southwest segment.*

The Company also has one reportable segment for its financial services operations which consists principally of mortgage banking and title operations conducted through Pulte Mortgage and other Company subsidiaries. The Company's financial services segment operates generally in the same markets as the Company's homebuilding segments.

2. Segment information (continued)

Evaluation of segment performance is based on operating earnings from continuing operations before provision for income taxes which, for the homebuilding operations, is defined as home sales (settlements) and land sale revenues less home cost of sales, land cost of sales and certain selling, general and administrative and other expenses, plus equity income from unconsolidated entities, which are incurred by or allocated to our homebuilding segments. Operating earnings for the financial services segment is defined as revenues less costs associated with our mortgage operations and certain selling, general and administrative expenses incurred by or allocated to the financial services segment.

Each reportable segment follows the same accounting policies described in Note 1 – "Summary of Significant Accounting Policies" to the consolidated financial statements.

	Operating Data by Segment ($000's omitted) Years Ended December 31,		
	2006	2005	2004
Revenues:			
Northeast	$ 1,663,123	$ 1,868,900	$ 1,484,042
Southeast	1,260,393	994,785	776,346
Florida	2,212,867	2,271,050	1,306,024
Midwest	1,282,017	1,759,066	1,652,139
Central	1,305,758	1,137,125	979,659
Southwest	3,700,488	3,277,424	2,979,639
California	2,650,602	3,219,886	2,222,159
Financial Services	194,596	161,414	112,719
Total segment revenues	14,269,844	14,689,650	11,512,727
Corporate and unallocated *(a)*	4,564	4,885	1,749
Consolidated revenues	$ 14,274,408	$ 14,694,535	$ 11,514,476
Income (loss) from continuing operations before income taxes:			
Northeast	$ 127,376	$ 326,399	$ 267,494
Southeast	88,162	86,683	53,502
Florida	381,924	475,939	198,975
Midwest	(37,327)	149,063	175,845
Central	(37,330)	1,729	45,736
Southwest	714,185	745,163	647,179
California	107,368	654,940	379,765
Financial Services *(b)*	115,460	70,586	47,429
Total segment income before income taxes	1,459,818	2,510,502	1,815,925
Corporate and unallocated *(c)*	(377,090)	(233,488)	(223,601)
Consolidated income from continuing operations before income taxes *(d)*	$ 1,082,728	$ 2,277,014	$ 1,592,324

(a) Corporate and unallocated includes interest income earned from short-term investments of cash and equivalents.

(b) Financial Services income from continuing operations before income taxes includes interest expense of $23.7 million, $16 million and $7.2 million for the years ended December 31, 2006, 2005 and 2004, respectively and interest income of $33.5 million, $26 million and $16.9 million for the years ended December 31, 2006, 2005 and 2004, respectively.

(c) Corporate and unallocated includes amortization of capitalized interest of $255.7 million, $179.6 million and $133 million for the years ended December 31, 2006, 2005 and 2004, respectively, and shared services that benefit all operating segments, the costs of which are not allocated to the operating segments reported above.

(d) Consolidated income (loss) from continuing operations before income taxes includes selling, general and administrative expenses of $1.3 billion, $1.2 billion and $1.0 billion for the years ended December 31, 2006, 2005 and 2004, respectively.

PULTE HOMES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. **Segment information (continued)**

Valuation Adjustments and Write-Offs by Segment
($000's omitted)

	Years Ended December 31,		
	2006	2005	2004
Land and community valuation adjustments:			
Northeast	$ 22,206	$ -	$ -
Southeast	1,083	-	-
Florida	22,715	-	-
Midwest	52,555	4,000	-
Central	23,866	3,718	-
Southwest	9,774	-	-
California	55,569	-	-
Total segment land and community valuation adjustments	187,768	7,718	-
Corporate and unallocated *(a)*	16,000	-	-
Total valuation adjustments	$ 203,768	$ 7,718	$ -
Net realizable value adjustments (NRV) - land held for sale:			
Northeast	$ 3,204	$ -	$ -
Southeast	-	14	-
Florida	5,596	-	-
Midwest	10,789	314	-
Central	27,674	2,756	265
Southwest	7,014	-	-
California	293	-	-
Total NRV adjustments – land held for sale	$ 54,570	$ 3,084	$ 265
Write-off of deposits and pre-acquisition costs:			
Northeast	$ 33,798	$ 2,931	$ 2,811
Southeast	4,514	2,194	1,617
Florida	25,108	1,119	1,573
Midwest	24,892	4,065	5,263
Central	10,739	5,292	3,248
Southwest	21,013	2,283	2,444
California	33,102	2,548	10,047
Total segment write-off of deposits and pre-acquisition costs	153,166	20,432	27,003
Corporate and unallocated	(1,981)	(1,237)	-
Total write-off of deposits and pre-acquisition costs	$ 151,185	$ 19,195	$ 27,003

(a) Corporate and unallocated includes a $16 million write-off of capitalized interest related to land and community valuation adjustments recorded during 2006.

2. Segment information (continued)

	Operating Data by Segment ($000's omitted) Years Ended December 31,		
	2006	2005	2004
Depreciation and amortization:			
Northeast	$ 4,674	$ 3,382	$ 2,869
Southeast	3,169	2,185	1,422
Florida	10,351	6,737	5,239
Midwest	3,495	2,798	1,459
Central	6,255	4,272	2,224
Southwest	11,531	7,300	7,178
California	10,342	8,110	4,336
Financial Services	8,686	6,565	5,633
Total segment depreciation and amortization	58,503	41,349	30,360
Corporate and unallocated *(a)*	25,172	20,163	15,936
Consolidated depreciation and amortization	$ 83,675	$ 61,512	$ 46,296

(a) Corporate and unallocated depreciation and amortization includes depreciation of corporate fixed assets and amortization of intangible assets.

	Operating Data by Segment ($000's omitted) Years Ended December 31,		
	2006	2005	2004
Equity income (loss):			
Northeast	$ -	$ 466	$ 900
Southeast	-	-	-
Florida	-	-	1,362
Midwest	-	-	-
Central	-	-	-
Southwest	(997)	20,757	16,603
California *(a)*	(95,958)	(539)	(69)
Financial Services	32,331	2,745	6,238
Total segment equity income	(64,624)	23,429	25,034
Corporate and unallocated *(b)*	1,712	51,921	35,112
Consolidated equity income (loss)	$ (62,912)	$ 75,350	$ 60,146

(a) For the year ended December 31, 2006, the equity loss recognized in the California segment principally relates to two joint ventures located in Sacramento, California which recorded land valuation adjustments in December 2006.

(b) For the years ended December 31, 2005 and 2004, corporate and unallocated equity income includes approximately $44.2 million and $28.5 million, respectively, of earnings related to the Company's 50% joint venture that supplies and installs basic building components and operating systems. Effective January 2006, the Company exercised its option to purchase the remaining 50% interest in this entity.

2. Segment information (continued)

	Assets	Inventory
As of December 31, 2006:		
Northeast	$ 1,530,238	$ 1,167,454
Southeast	734,001	640,199
Florida	1,742,839	1,464,691
Midwest	902,833	842,714
Central	989,061	764,855
Southwest	2,811,614	2,500,739
California	1,953,240	1,761,000
Financial Services	951,206	-
Total segment	11,615,032	9,141,652
Corporate and unallocated *(a)*	1,561,842	232,683
Consolidated	$ 13,176,874	$ 9,374,335
As of December 31, 2005:		
Northeast	$ 1,676,368	$ 1,252,923
Southeast	651,306	572,948
Florida	1,522,628	1,305,645
Midwest	1,030,659	923,893
Central	1,018,036	801,674
Southwest	2,192,893	1,961,703
California	2,126,576	1,721,746
Financial Services	1,052,578	-
Total segment	11,271,044	8,540,532
Corporate and unallocated *(a)*	1,789,816	215,561
Consolidated	$ 13,060,860	$ 8,756,093

(a) Corporate and unallocated primarily includes cash and equivalents; goodwill and intangibles; land, not owned, under option agreements; capitalized interest and other corporate items that are not allocated to the operating segments.

3. Discontinued operations

First Heights

In the first quarter of 1994, the Company adopted a plan of disposal for First Heights and announced its strategy to exit the thrift industry and increase its focus on housing and related mortgage banking. First Heights sold all but one of its 32 bank branches and related deposits to two unrelated purchasers. The sale was substantially completed during the fourth quarter of 1994. Although the Company expected to complete the plan of disposal within a reasonable period of time, contractual disputes precluded the Company from completing the disposal in accordance with its original plan.

In August 2005, the United States Court of Appeals affirmed the United States Court of Federal Claims final judgment, in its entirety, that the Company had been damaged by approximately $48.7 million as a result of the United States government's breach of contract in connection with the enactment of Section 13224 of the Omnibus Budget Reconciliation Act of 1993. In December 2005, the Company received payment of the judgment in the amount of $48.7 million, which was recorded as income from discontinued operations.

In September 2005, First Heights received notice confirming the voluntary dissolution of the First Heights Bank. The Office of Thrift Supervision also canceled First Heights' charter. Accordingly, the day-to-day activities of First Heights, which had been principally devoted to supporting residual regulatory compliance matters and the litigation with the United States government (See Note 11), have now ceased.

During the years ended December 31, 2006, 2005 and 2004, after-tax income was $189 thousand, $56.5 million and $10.5 million, respectively. The after-tax income for the years ended December 31, 2005 and 2004 includes approximately $7.8 million and $10.8 million, respectively, of net income related to the recognition of income tax benefits resulting from the favorable resolution of certain tax matters.

3. Discontinued operations (continued)

Mexico Homebuilding Operations

In January 2005, the minority shareholders of Pulte Mexico S. de R.L. de C.V. ("Pulte Mexico") exercised a put option under the terms of a reorganization agreement dated as of December 31, 2001, to sell their shares to the Company, the consummation of which resulted in the Company owning 100% of Pulte Mexico. In March 2005, the Company purchased 60% of the minority interest of Pulte Mexico for approximately $18.7 million in cash. In June 2005, the Company purchased the remaining 40% of the minority interest of Pulte Mexico for approximately $12.5 million in cash. The Company assigned approximately $17.6 million of the purchase price premium to house and land inventory, which was amortized through cost of sales as homes were sold. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed, of $5.3 million, was recorded as goodwill.

In December 2005, the Company sold substantially all of its Mexico homebuilding operations to a consortium of purchasers involved in residential and commercial real estate development. The disposition of the Mexico operations will allow the Company to invest additional resources in the U.S. housing market. The Company realized cash of $131.5 million related to the sale. The sale of these operations did not include the Company's investment in the capital stock of a mortgage company in Mexico as well as various non-operating entities, which are not considered to be material to the Company's results of operations or its financial position.

Revenues of these discontinued operations were $201 million and $185.8 million for the years ended December 31, 2005 and 2004, respectively. For the years ended December 31, 2005 and 2004, discontinued Mexico homebuilding operations reported total after-tax income (losses) of ($1.5) million and $4.4 million, respectively. For the years ended December 31, 2005 and 2004, Mexico reported pre-tax operating income of $4.6 million and $8.2 million, respectively.

For the year ended December 31, 2005, the Company recognized a pre-tax loss of $6.6 million (after-tax loss of $13.1 million) related to the sale of its Mexico homebuilding operations. The pre-tax loss on sale includes the accounting recognition of the economic losses related to accumulated foreign currency translation adjustments of $7.6 million, as well as the write-off of $5.3 million of goodwill related to the January 2005 acquisition of the minority shareholder interests. For the years ended December 31, 2005 and 2004, the Mexico operations have been presented as discontinued operations in the consolidated financial statements.

Concurrent with the sale of its Mexico homebuilding operations, the Company elected to repatriate all of its earnings from its Mexico operations in accordance with the American Jobs Creation Act of 2004 (Internal Revenue Code Section 965, Temporary Dividends Received Deduction) and recorded $4.8 million of related income taxes, which have been included in the Mexico loss on sale from discontinued operations.

For the year ended December 31, 2006, loss from discontinued operations included a provision of $2.3 million, net of taxes, which resulted from a contractual adjustment related to the December 2005 disposition of the Company's Mexico homebuilding operations.

Argentina Operations

In January 2005, the Company sold all of its Argentina operations to an Argentine company involved in residential and commercial real estate development. For the year ended December 31, 2004, the Argentina operations are presented as discontinued operations in the consolidated financial statements.

Revenues of these discontinued Argentine operations were $24.6 million for the year ended December 31, 2004. For the year ended December 31, 2004 discontinued Argentine operations reported total after-tax losses of $22 million. For the year ended December 31, 2004, the Argentina operations reported after-tax operating losses of $1.4 million. In addition, the Company recognized a pre-tax loss of $33.2 million ($20.6 million after-tax) on the write-down of the Argentina operations to fair value less costs to sell. The pre-tax loss includes the accounting recognition of the economic losses related to accumulated foreign currency translation adjustments of $25.1 million ($15.6 million after-tax), which had previously been reported in other comprehensive income.

For the year ended December 31, 2006, loss from discontinued operations included a provision of $111 thousand, net of taxes, which resulted from a contractual adjustment related to the January 2005 disposition of the Company's Argentine homebuilding operations.

4. Investments in unconsolidated entities

The Company participates in a number of joint ventures with independent third parties. Many of these joint ventures purchase, develop and/or sell land and homes in the United States and Puerto Rico. If additional capital infusions are required and approved, the Company would need to contribute its pro-rata portion of those capital needs in order not to dilute its ownership in the joint ventures. During 2005, the Company invested approximately $37.3 million in new joint ventures that develop and/or sell land within the United States. There were no significant investments in new joint ventures during the year ended December 31, 2006.

For the year ended December 31, 2006, the Company made additional capital contributions to existing joint ventures totaling approximately $58.2 million and received capital distributions from these entities totaling approximately $67.4 million. At December 31, 2006 and 2005, the Company had approximately $150.7 million and $286.6 million, respectively, invested in these joint ventures. These investments are included in the assets of the Company's Homebuilding operations. As of December 31, 2006, a majority of these investments are accounted for under the equity method.

In January 2006, the Company exercised its option and acquired the remaining 50% interest in an entity that supplies and installs basic building components and operating systems. The Company's initial investment was made in January 2004 to secure a dedicated building supply trade base for its construction activities in Arizona and Nevada. The aggregate stepped purchase price exceeded the preliminary estimated fair value of the underlying assets acquired and liabilities assumed by approximately $68 million, which was recorded as goodwill. The Company accounted for its initial 50% investment under the equity method. Since January 2006, the Company has consolidated this wholly-owned subsidiary in its financial statements.

At December 31, 2006 and 2005, aggregate outstanding debt of unconsolidated joint ventures was $935.9 million and $882.2 million, respectively. At December 31, 2006 and 2005, the Company's proportionate share of its joint venture debt was approximately $312.8 million and $297.9 million, respectively. At December 31, 2006, the Company provided non-recourse debt guarantees for $304.1 million of joint venture debt. At December 31, 2005, the Company provided non-recourse debt guarantees of approximately $293.4 million of joint venture debt. Accordingly, the Company may be liable, on a contingent basis, through limited guarantees with respect to a portion of the secured land acquisition and development debt. However, the Company would not be liable other than in instances of fraud, misrepresentation or other bad faith actions by the Company, unless the joint venture was unable to perform its contractual borrowing obligations. As of December 31, 2006, the Company does not anticipate that it will incur any significant costs under these guarantees that have not already been recognized in our impairment analysis, as mentioned below.

For the years ended December 31, 2006, 2005 and 2004, the Company recognized equity income (loss) from its unconsolidated joint ventures of $(62.9) million, $75.4 million and $60.1 million, respectively. The equity loss recognized during the year ended December 31, 2006 includes land valuation adjustments of $95.4 million, which relate to two of the Company's joint ventures located in Sacramento, California. In accordance with their debt guarantees, these joint ventures are required to maintain a certain ratio of value of the collateral (generally land and improvements) as a specified percentage of the loan balance. If the Company is required to make a payment to bring the loan balance below the specified percentage of the loan balance, the payment would constitute a capital contribution or loan to the unconsolidated entity and increase the Company's share of any funds the unconsolidated entity distributes, if they are available. The land valuation adjustments recorded during 2006 include all significant costs expected at this time under such guarantees.

In February 2006, Pulte Mortgage sold its investment in Hipotecaria Su Casita ("Su Casita"), a Mexico-based mortgage banking company. Remaining shareholders of Su Casita, who exercised their right of first refusal to acquire the shares, purchased Pulte Mortgage's 16.7% interest for net proceeds of approximately $49.2 million. As a result of this transaction, the Company recognized a pre-tax gain of approximately $31.6 million ($20.1 million after-tax) for the three months ended March 31, 2006. During February 2005, 25% of the Company's investment in the capital stock of Su Casita was redeemed for a pre-tax gain of approximately $620 thousand and the Company's remaining ownership interest of 16.7% was accounted for under the cost method. At December 31, 2005, the Company's investment in this entity, which is included in the assets of the Financial Services segment, was approximately $15.1 million.

5. Debt

The Company's senior notes at book value are summarized as follows ($000's omitted):

	December 31,	
	2006	2005
4.875% unsecured senior notes, issued by Pulte Homes, Inc. due 2009, not redeemable prior to maturity, guaranteed on a senior basis by Pulte Homes, Inc. and certain of its 100% owned subsidiaries	399,475	399,268
8.125% unsecured senior notes, issued by Pulte Homes, Inc. due 2011, not redeemable prior to maturity, guaranteed on a senior basis by Pulte Homes, Inc. and certain of its 100% owned subsidiaries	199,492	199,371
7.875% unsecured senior notes, issued by Pulte Homes, Inc. due 2011, redeemable prior to maturity, guaranteed on a senior basis by Pulte Homes, Inc. and certain of its 100% owned subsidiaries	496,479	496,026
6.25% unsecured senior notes, issued by Pulte Homes, Inc. due 2013, redeemable prior to maturity, guaranteed on a senior basis by Pulte Homes, Inc. and certain of its 100% owned subsidiaries	298,244	297,960
5.25% unsecured senior notes, issued by Pulte Homes, Inc. due 2014, redeemable prior to maturity, guaranteed on a senior basis by Pulte Homes, Inc. and certain of its 100% owned subsidiaries	499,756	499,720
5.2% unsecured senior notes, issued by Pulte Homes, Inc. due 2015, redeemable prior to maturity, guaranteed on a senior basis by Pulte Homes, Inc. and certain of its 100% owned subsidiaries	349,472	349,407
7.625% unsecured senior notes, issued by Pulte Homes, Inc. due 2017, not redeemable prior to maturity, guaranteed on a senior basis by Pulte Homes, Inc. and certain of its 100% owned subsidiaries	148,831	148,722
7.875% unsecured senior notes, issued by Pulte Homes, Inc. due 2032, redeemable prior to maturity, guaranteed on a senior basis by Pulte Homes, Inc. and certain of its 100% owned subsidiaries	298,891	298,847
6.375% unsecured senior notes, issued by Pulte Homes, Inc. due 2033, redeemable prior to maturity, guaranteed on a senior basis by Pulte Homes, Inc. and certain of its 100% owned subsidiaries	398,049	397,975
6.0% unsecured senior notes, issued by Pulte Homes, Inc. due 2035, redeemable prior to maturity, guaranteed on a senior basis by Pulte Homes, Inc. and certain of its 100% owned subsidiaries	299,258	299,231
7.375% unsecured senior notes, issued by Pulte Homes, Inc. due 2046, callable at par on or after June 1, 2011,redeemable prior to maturity, guaranteed on a senior basis by Pulte Homes, Inc. and certain of its 100% owned subsidiaries	150,000	-
	$3,537,947	$3,386,527
Estimated fair value	$3,584,523	$3,421,959

Refer to Note 12 for supplemental consolidating financial information of the Company.

Total senior note principal maturities during the five years after 2006 are as follows: 2007 - $0; 2008 - $0; 2009 - $400 million; 2010 - $0; 2011 - $699 million; and thereafter - $2.5 billion.

5. Debt (continued)

In May 2006, the Company sold $150 million of 7.375% senior notes, which mature on June 1, 2046, and are guaranteed by Pulte Homes, Inc. and certain of its 100%-owned subsidiaries. These notes are unsecured and rank equally with all of the Company's other unsecured and unsubordinated indebtedness. The notes are redeemable at any time on or after June 1, 2011, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest thereon to the redemption date. Proceeds from the sale were used to repay the indebtedness of the Company's revolving credit facility and for general corporate purposes, including continued investment in the Company's business.

6. Other financing arrangements

Corporate/Homebuilding

In August 2006, the Company increased the borrowing availability under its 5-year unsecured revolving credit facility from $1.66 billion to $2.01 billion. The credit facility includes an uncommitted accordion feature, under which the credit facility may be increased to $2.25 billion. The Company has the capacity to issue letters of credit up to $1.125 billion. Borrowing availability is reduced by the amount of letters of credit outstanding. The credit facility contains restrictive covenants, the most restrictive of which requires the Company not to exceed a debt-to-total capitalization ratio of 60% and also requires the Company to maintain a minimum interest coverage ratio of 2:1 (EBITDA to interest incurred), as defined in the agreement. As of December 31, 2006, the Company had no borrowings outstanding and $1.45 billion available for borrowing under this facility.

The following is a summary of aggregate borrowing information related to this facility ($000's omitted):

	2006	2005	2004
Available credit lines at year-end	$ 2,010,000	$1,660,000	$1,310,000
Unused credit lines at year-end *(a)*	$ 1,451,000	$1,168,000	$ 994,000
Maximum amount outstanding at the end of any month *(b)*	$ 754,000	$ 47,000	$ 631,000
Average monthly indebtedness *(c)*	$ 407,000	$ 22,000	$ 187,000
Range of interest rates during the year	5.30 to 8.25%	3.22 to 7.00%	2.08 to 5.25%
Weighted-average rate at year-end	5.95%	5.24%	2.91%

(a) Reduced by letters of credit outstanding of $559 million and $492 million at December 31, 2006 and 2005, respectively.
(b) Excludes letters of credit outstanding of $583 million for 2006 and $468 million for 2005, respectively.
(c) Excludes letters of credit outstanding, which averaged $573 million and $389 million for 2006 and 2005, respectively.

At December 31, 2006, other financing included non-recourse collateralized financing arrangements totaling $26.9 million. These financing arrangements have maturities ranging primarily from one to three years, a weighted average interest rate of 0.71%, are generally collateralized by certain land positions and have no recourse to any other assets. These arrangements have been classified as accrued and other liabilities in the Consolidated Balance Sheets.

Financial Services

Notes payable to banks (collateralized short-term debt) are secured by residential mortgage loans available-for-sale. The carrying amounts of such borrowings approximate fair value.

6. Other financing arrangements (continued)

Financial Services (continued)

Pulte Mortgage supports its operations through the use of a revolving credit facility and an asset-backed commercial paper program. At December 31, 2006, Pulte Mortgage had committed credit arrangements of $955 million comprised of a $405 million bank revolving credit facility which expires May 15, 2009, and a $550 million asset-backed commercial paper program which expires August 13, 2007. In May 2006, Pulte Mortgage amended its revolving credit facility, which included amendments to its restrictive covenants. In August 2006, Pulte Mortgage amended the bank credit agreement related to its asset-backed commercial paper program, which also included amendments to its restrictive covenants. Both amended credit agreements now require Pulte Mortgage to maintain a consolidated tangible net worth of at least $50 million or eighty-five percent of the average month-end tangible net worth for the last twelve months of the preceding calendar year and funded debt cannot exceed 15 times tangible net worth. At December 31, 2006, Pulte Mortgage had $814.7 million outstanding under its committed credit arrangements.

During the three years ended December 31, 2006, Pulte Mortgage provided compensating balances, in the form of escrows and other custodial funds, in order to further reduce interest rates.

The following is aggregate borrowing information ($000's omitted):

	2006	2005	2004
Available credit lines at year-end	$ 955,000	$ 990,000	$ 940,000
Unused credit lines at year-end	$ 140,000	$ 97,000	$ 324,000
Maximum amount outstanding at the end of any month	$ 815,000	$ 893,000	$ 616,000
Average monthly indebtedness	$ 452,000	$ 423,000	$ 297,000
Range of interest rates during the year	0.53 to 6.17%	0.65 to 5.12%	0.65 to 3.06%
Weighted-average rate at year-end	5.81%	4.89%	2.82%

7. Shareholders' equity

Pursuant to the two $100 million stock repurchase programs authorized by the Board of Directors in October 2002 and 2005, and the $200 million stock repurchase authorization in February 2006 (for a total stock repurchase authorization of $400 million), the Company has repurchased a total of 9,688,900 shares for a total of $297.7 million. At December 31, 2006, the Company had remaining authorization to purchase $102.3 million of common stock.

Accumulated other comprehensive income (loss)

The accumulated balances related to each component of other comprehensive income (loss) are as follows ($000's omitted):

	December 31,	
	2006	2005
Foreign currency translation adjustments:		
Mexico	$ (316)	$ (1,586)
Fair value of derivatives, net of income taxes of $1,637 in 2006 and 2,397 in 2005	(2,670)	(3,910)
	$ (2,986)	$ (5,496)

8. Stock compensation plans and management incentive compensation

The Company has fixed stock option plans for both employees (the "Employee Plans") and for nonemployee directors (the "Director Plan"). Information related to the active plans is as follows:

Plan Name	Shares Authorized
Employee Plans	
Pulte Homes, Inc. 2004 Stock Incentive Plan	12,000,000
Pulte Homes, Inc. 2002 Stock Incentive Plan	12,000,000
Pulte Corporation 2000 Stock Incentive Plan for Key Employees	10,000,000

As of December 31, 2006, 8,640,686 stock options remain available for grant under the Employee Plans, which can also be used for awards to nonemployee directors.

The Employee Plans primarily provide for the grant of options (both non-qualified options and incentive stock options as defined in each respective plan), stock appreciation rights and restricted stock to key employees of the Company or its subsidiaries (as determined by the Compensation Committee of the Board of Directors) for periods not exceeding ten years. Options granted under the Employee Plans vest incrementally in periods ranging from six months to four years. Under the Director Plan, nonemployee directors are entitled to an annual distribution of 3,600 shares of common stock and options to purchase an additional 7,000 shares. All options granted under the Director Plan are non-qualified, vest immediately and are exercisable on the date of grant. Options granted under the Director Plan are exercisable for ten years from the grant date.

A summary of the status of the Company's stock options for the years ended December 31, 2006, 2005 and 2004 is presented below (000's omitted except per share data):

	2006		2005		2004	
	Shares	Weighted-Average Per Share Exercise Price	Shares	Weighted-Average Per Share Exercise Price	Shares	Weighted-Average Per Share Exercise Price
Outstanding, beginning of year	16,850	$19	17,802	$ 15	21,554	$ 12
Granted	2,451	34	2,543	40	2,238	28
Exercised	(562)	(13)	(3,136)	(10)	(5,181)	(8)
Forfeited	(502)	(30)	(359)	(21)	(809)	(15)
Outstanding, end of year	18,237	$21	16,850	$ 19	17,802	$ 15
Options exercisable at year-end	11,972	$ 14	9,937	$ 12	9,220	$ 10
Weighted-average per share fair value of options granted during the year	$13.90		$17.31		$11.37	

8. Stock compensation plans and management incentive compensation (continued)

The following table summarizes information about the weighted average remaining contractual lives of stock options outstanding and exercisable at December 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Per Share Exercise Prices	Number Outstanding at December 31 (000's omitted)	Weighted-Average Remaining Contract Life	Weighted-Average Per Share Exercise Price	Number Exercisable at December 31 (000's omitted)	Weighted-Average Per Share Exercise Price
$ 0.01 to $13.00	8,305	4.6	$10	8,305	$ 10
$13.01 to $20.00	212	6.0	$15	212	$ 15
$ 20.01 to $31.00	5,009	7.4	$24	3,311	$ 24
$31.01 to $41.00	4,687	9.4	$37	120	$ 39
$41.01 to $60.00	24	8.7	$43	24	$ 43

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Weighted-average assumptions Year Ended December 31,		
	2006	2005	2004
Expected life of options in years	5.16	5.62	5.92
Expected stock price volatility	38.9%	40.1%	36.6%
Expected dividend yield	0.48%	0.39%	0.33%
Risk-free interest rate	4.8%	4.6%	3.8%

The Company has estimated the expected life of its share options using employees' historical exercise behavior and the contractual term of these instruments in determining the fair value of its share options.

In connection with stock option awards, the Company recognized compensation expense, net of related tax effects, of $24.1 million, $15.6 million and $10.1 million for the years ended December 31, 2006, 2005 and 2004, respectively. Total compensation cost related to nonvested stock option awards not yet recognized was $56 million at December 31, 2006. These costs will be expensed over a weighted average period of approximately 3.3 years. The aggregate intrinsic value of stock options outstanding and exercisable at December 31, 2006 was $383.6 million and $170.7 million, respectively. The aggregate intrinsic value of stock options which were exercised during 2006, 2005 and 2004 was $11.7 million, $90 million and $95.5 million, respectively. The aggregate intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option.

A summary of the Company's restricted stock activity for the year ended December 31, 2006, is presented below (000's omitted, except per share data):

	Shares	Weighted-Average Per Share Grant Date Fair Value
Nonvested at December 31, 2005	3,023	$31.44
Granted *(a)*	1,589	$36.27
Vested	(697)	$21.38
Forfeited	(198)	$34.17
Nonvested at December 31, 2006	3,717	$35.25

(a) The weighted-average grant-date fair value for nonvested shares was $38.07 and $25.48 for the years ended December 31, 2005 and 2004, respectively.

8. Stock compensation plans and management incentive compensation (continued)

The Company awarded 1,589,357, 1,761,334 and 801,036 shares of restricted stock to certain key employees during 2006, 2005, and 2004, respectively, under the Employee Plans. During 2006, 2005 and 2004, the total fair value of shares vested during the year was $10.9 million, $3.5 million and $14.9 million, respectively. In connection with the restricted stock awards, of which a majority cliff vest at the end of three years, the Company recorded compensation expense, net of related tax effects, of $25.7 million, $13.3 million and $4.4 million during 2006, 2005, and 2004, respectively. Total compensation cost related to restricted stock awards not yet recognized was $79.8 million at December 31, 2006. These costs will be expensed over a weighted average period of approximately 2.3 years.

9. Income taxes

The following table reconciles the statutory federal income tax rate to the effective income tax rate for continuing operations:

	2006	2005	2004
Income taxes at federal statutory rate	35.00%	35.00%	35.00%
Effect of state and local income taxes, net of federal tax	1.84	2.25	1.97
Domestic production activities deduction	(1.63)	(0.88)	-
Settlement of state tax issues and other	1.09	0.53	0.63
Effective rate	36.30%	36.90%	37.60%

The Company's net deferred tax asset (liability) is as follows ($000's omitted):

	At December 31,	
	2006	2005
Deferred tax liabilities:		
Capitalized items, principally real estate basis differences, deducted for tax, net	$ (108,356)	$ (104,501)
Trademarks and tradenames	(45,165)	(48,261)
	(153,521)	(152,762)
Deferred tax assets:		
Non-deductible reserves and other	322,630	153,402
State net operating loss carryforwards	11,359	6,797
State credit carryforwards	-	10,779
	333,989	170,978
Asset valuation allowance	(9,950)	(5,530)
Net deferred tax asset	$ 170,518	$ 12,686

Various state net operating losses aggregating $171.2 million expire in years 2009 through 2026. Net operating losses are generally available to offset the Company's taxable income in future years. Management believes that certain of these state net operating losses will not be utilized prior to their expiration. As such, a valuation allowance has been recorded as indicated above. During 2006, a state credit carryforward of $10.8 million was realized by the Company.

In the fourth quarter of 2005, the Company repatriated the earnings of its Mexican subsidiaries. The earnings were distributed pursuant to the provisions of the American Jobs Creation Act of 2004 (Internal Revenue Code Section 965, Temporary Dividends Received Deduction). The income taxes associated with such repatriation, $4.8 million, were recorded within the Mexico discontinued operations for the year ended December 31, 2005.

The American Jobs Creation Act of 2004 provided a 3% tax deduction on the lesser of taxable income or qualified domestic production activities income for the years ended December 31, 2006 and 2005. The deduction increases to 6% for years ending after December 31, 2006 and to 9% for years ending after December 31, 2009. Based on the guidance provided by FASB Staff Position 109-1, "Application of FASB Statement No. 109, *Accounting for Income Taxes*, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004", this deduction was accounted for as a special deduction under SFAS No. 109 and reduced income tax expense for the years ended December 31, 2006 and 2005.

9. Income taxes (continued)

Components of current and deferred income tax expense (benefit) for continuing operations are as follows ($000's omitted):

	Current	Deferred	Total
Year ended December 31, 2006			
Federal	$ 514,691	$ (155,530)	$ 359,161
State and other	36,223	(2,302)	33,921
	$ 550,914	$ (157,832)	$ 393,082
Year ended December 31, 2005			
Federal	$ 749,450	$ 29,231	$ 778,681
State and other	56,981	4,464	61,445
	$ 806,431	$ 33,695	$ 840,126
Year ended December 31, 2004			
Federal	$ 586,063	$ (24,741)	$ 561,322
State and other	39,866	(2,437)	37,429
	$ 625,929	$ (27,178)	$ 598,751

10. Leases

The Company leases certain property and equipment under non-cancelable leases. Office and equipment leases are generally for terms of three to five years and generally provide renewal options for terms of up to an additional three years. In most cases, management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. The future minimum lease payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year are as follows ($000's omitted):

Years Ending December 31,	
2007	$ 58,575
2008	51,517
2009	45,081
2010	30,903
2011	26,678
After 2011	74,606
Total minimum lease payments	$ 287,360

Net rental expense for the years ended December 31, 2006, 2005 and 2004 was $78.5 million, $73.1 million, and $55.7 million, respectively. Certain leases contain purchase options and generally provide that the Company shall pay for insurance, taxes and maintenance.

11. Commitments and contingencies

In the normal course of business, the Company acquires rights under options or option-type agreements to purchase land to be used in homebuilding operations at future dates. The total purchase price applicable to land under option that has been approved for purchase approximated $3.9 billion and $5.7 billion at December 31, 2006 and 2005, respectively. The total purchase price applicable to land under option that has not been approved for purchase approximated $450.3 million and $1.9 billion at December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, the Company, in the normal course of business, had outstanding letters of credit and performance bonds of $2.4 billion and $2.3 billion, respectively.

The Company could be required to repurchase loans sold to investors that have not been underwritten in accordance with the investor guidelines ("defective loans"). The Company, in the normal course of business, indemnifies investors for defective loans that they have purchased. As of December 31, 2006 and 2005, the Company had been notified of $2.5 million and $4.1 million of defective loans, respectively. The Company assesses the risk of loss on these indemnifications and establishes reserves for them. At December 31, 2006 and 2005, reserves for indemnification on defective loans are reflected in accrued and other liabilities and amounted to $135 thousand and $242 thousand, respectively.

The Company is involved in various litigation incidental to its continuing business operations. Management does not believe that this litigation will have a material adverse impact on the results of operations, financial position or cash flows of the Company.

Storm Water Discharge Practices

In April 2004, the Company received a request for information from the United States Environmental Protection Agency ("EPA") pursuant to Section 308 of the Clean Water Act. The request seeks information about storm water discharge practices in connection with homebuilding projects completed or underway by the Company. The Company has provided the EPA with this information. Although the matter has since been referred to the United States Department of Justice ("DOJ") for enforcement, the EPA has asked that the Company engage in "pre-filing" negotiations to resolve the matter short of litigation. The Company continues to participate actively in these negotiations. If the negotiations fail and the DOJ alleges that the Company has violated regulatory requirements applicable to storm water discharges, the government may seek injunctive relief and penalties. The Company believes that it has defenses to any such allegations. At this time, however, the Company can neither predict the outcome of this inquiry, nor can it currently estimate the costs that may be associated with its eventual resolution.

First Heights-related litigation

Pulte Homes, Inc. was a party to a lawsuit relating to First Heights' 1988 acquisition from the Federal Savings and Loan Insurance Corporation ("FSLIC") and First Heights' ownership of five failed Texas thrifts. The lawsuit was filed on December 26, 1996, in the United States Court of Federal Claims (Washington, D.C.) by Pulte Homes, Inc., Pulte Diversified Companies, Inc. and First Heights (collectively, the Pulte Parties) against the United States. The Pulte Parties asserted breach of contract on the part of the United States in connection with the enactment of Section 13224 of the Omnibus Budget Reconciliation Act of 1993 ("OBRA"). That provision repealed portions of the tax benefits that the Pulte Parties claim they were entitled to under the contract to acquire the failed Texas thrifts. The Pulte Parties also asserted other claims concerning the contract, including that the United States (through the FDIC as receiver) improperly attempted to amend the failed thrifts' pre-acquisition tax returns and that this attempt was made in an effort to deprive the Pulte Parties of tax benefits for which they had contracted.

On August 17, 2001, the United States Court of Federal Claims ruled that the United States government is liable to the Pulte Parties for breach of contract by enacting Section 13224 of OBRA. In September 2003, the United States Court of Federal Claims issued final judgment that the Pulte Parties had been damaged by approximately $48.7 million as a result of the United States government's breach of contract with them. The United States government and the Pulte Parties appealed the final judgment to the United States Court of Appeals for the Federal Circuit in October 2003.

In August 2005, the Appeals Court affirmed the United States Court of Federal Claims judgment, in its entirety. In December 2005, the Company received payment of the judgment in the amount of $48.7 million, which was recorded as income from discontinued operations.

12. Supplemental Guarantor information

At December 31, 2006, Pulte Homes, Inc. had the following outstanding senior note obligations: (1) $400 million, 4.875% due 2009, (2) $200 million, 8.125%, due 2011, (3) $499 million, 7.875%, due 2011, (4) $300 million, 6.25%, due 2013, (5) $500 million, 5.25%, due 2014, (6) $350 million, 5.2%, due 2015, (7) $150 million, 7.625%, due 2017, (8) $300 million, 7.875%, due 2032, (9) $400 million, 6.375%, due 2033, (10) $300 million, 6%, due 2035 and (11) $150 million, 7.375%, due 2046. Such obligations to pay principal, premium, if any, and interest are guaranteed jointly and severally on a senior basis by Pulte Homes, Inc.'s 100%-owned Homebuilding subsidiaries (collectively, the Guarantors). Such guarantees are full and unconditional.

Supplemental consolidating financial information of the Company, specifically including such information for the Guarantors, is presented below. Investments in subsidiaries are presented using the equity method of accounting. Separate financial statements of the Guarantors are not provided as the consolidating financial information contained herein provides a more meaningful disclosure to allow investors to determine the nature of the assets held by, and the operations of, the combined groups.

PULTE HOMES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

12. Supplemental Guarantor information (continued)

CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2006
($000's omitted)

	Unconsolidated				
	Pulte Homes, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Pulte Homes, Inc.
ASSETS					
Cash and equivalents	$ -	$ 318,309	$ 232,983	$ -	$ 551,292
Unfunded settlements	-	68,757	3,840	-	72,597
House and land inventories	-	9,363,933	10,402	-	9,374,335
Land held for sale	-	465,823	-	-	465,823
Land, not owned, under option agreements	-	43,609	-	-	43,609
Residential mortgage loans available-for-sale	-	-	871,350	-	871,350
Investments in unconsolidated entities	1,448	133,195	16,042	-	150,685
Goodwill	-	374,977	700	-	375,677
Intangible assets	-	118,954	-	-	118,954
Other assets	46,490	814,136	121,408	-	982,034
Deferred income tax asset	155,178	65	15,275	-	170,518
Investment in subsidiaries	10,198,353	85,444	7,159,877	(17,443,674)	-
	$10,401,469	$11,787,202	$ 8,431,877	$ (17,443,674)	$ 13,176,874
LIABILITIES AND SHAREHOLDERS' EQUITY					
Liabilities:					
Accounts payable, accrued and other liabilities	$ 178,687	$ 1,692,037	$ 309,868	$ -	$ 2,180,592
Collateralized short-term debt, recourse solely to applicable non-guarantor subsidiary assets	-	-	814,707	-	814,707
Income taxes	66,267	-	-	-	66,267
Senior notes	3,537,947	-	-	-	3,537,947
Advances (receivable) payable - subsidiaries	41,207	(144,645)	103,438	-	-
Total liabilities	3,824,108	1,547,392	1,228,013	-	6,599,513
Shareholders' Equity:					
Common stock	2,553	103	303	(406)	2,553
Additional paid-in capital	1,284,687	7,503,793	4,783,751	(12,287,544)	1,284,687
Accumulated other comprehensive loss	(2,986)	978	662	(1,640)	(2,986)
Retained earnings	5,293,107	2,734,936	2,419,148	(5,154,084)	5,293,107
Total shareholders' equity	6,577,361	10,239,810	7,203,864	(17,443,674)	6,577,361
	$10,401,469	$11,787,202	$ 8,431,877	$ (17,443,674)	$ 13,176,874

PULTE HOMES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

12. Supplemental Guarantor information (continued)

CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2005
($000's omitted)

	Unconsolidated				
	Pulte Homes, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Pulte Homes, Inc.
ASSETS					
Cash and equivalents	$	$ 839,764	$ 162,504	$ -	$ 1,002,268
Unfunded settlements	-	226,417	(69,754)	-	156,663
House and land inventories	-	8,742,573	13,520	-	8,756,093
Land held for sale	-	257,724	-	-	257,724
Land, not owned, under option agreements	-	76,671	-	-	76,671
Residential mortgage loans available-for-sale	-	-	1,038,506	-	1,038,506
Investments in unconsolidated entities	1,448	264,257	35,908	-	301,613
Goodwill	-	306,993	700	-	307,693
Intangible assets	-	127,204	-	-	127,204
Other assets	41,873	870,238	111,628	-	1,023,739
Deferred income tax asset	6,891	84	5,711	-	12,686
Investment in subsidiaries	11,154,107	88,972	3,142,261	(14,385,340)	-
	$11,204,319	$11,800,897	$ 4,440,984	$ (14,385,340)	$ 13,060,860
LIABILITIES AND SHAREHOLDERS' EQUITY					
Liabilities:					
Accounts payable, accrued and other liabilities	$ 177,105	$ 2,161,341	$ 245,614	$ -	$ 2,584,060
Collateralized short-term debt, recourse solely to applicable non-guarantor subsidiary assets	-	-	893,001	-	893,001
Income taxes	239,930	-	-	-	239,930
Senior notes	3,386,527	-	-	-	3,386,527
Advances (receivable) payable - subsidiaries	1,443,415	(1,550,745)	107,330	-	-
Total liabilities	5,246,977	610,596	1,245,945	-	7,103,518
Shareholders' Equity:					
Common stock	2,570	182	383	(565)	2,570
Additional paid-in capital	1,209,148	7,196,144	2,066,536	(9,262,680)	1,209,148
Accumulated other comprehensive loss	(5,496)	(1,603)	(1,603)	3,206	(5,496)
Retained earnings	4,751,120	3,995,578	1,129,723	(5,125,301)	4,751,120
Total shareholders' equity	5,957,342	11,190,301	3,195,039	(14,385,340)	5,957,342
	$11,204,319	$11,800,897	$ 4,440,984	$ (14,385,340)	$ 13,060,860

12. Supplemental Guarantor information (continued)

CONSOLIDATING STATEMENT OF OPERATIONS
For the year ended December 31, 2006
($000's omitted)

	Unconsolidated				
	Pulte Homes, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Pulte Homes, Inc.
Revenues:					
Homebuilding	$ -	$14,075,248	$ -	$ -	$ 14,075,248
Financial Services	-	29,833	164,763	-	194,596
Other non-operating	374	2,154	2,036	-	4,564
Total revenues	374	14,107,235	166,799	-	14,274,408
Expenses:					
Homebuilding:					
Cost of sales	-	11,683,433	-	-	11,683,433
Selling, general and administrative and other expense	36,883	1,233,381	15,939	-	1,286,203
Financial Services	697	9,913	100,858	-	111,468
Other non-operating, net	94,324	(34,296)	(12,364)	-	47,664
Intercompany interest	104,193	(104,193)	-	-	-
Total expenses	236,097	12,788,238	104,433	-	13,128,768
Other Income:					
Gain on sale of equity investments	-	-	31,635	-	31,635
Equity income (loss)	-	(96,259)	1,712	-	(94,547)
Income (loss) from continuing operations before income taxes and equity in income of subsidiaries	(235,723)	1,222,738	95,713	-	1,082,728
Income taxes (benefit)	(86,662)	443,937	35,807	-	393,082
Income (loss) from continuing operations before equity in income of subsidiaries	(149,061)	778,801	59,906	-	689,646
Income (loss) from discontinued operations	248	-	(2,423)	-	(2,175)
Income (loss) before equity in net income of subsidiaries	(148,813)	778,801	57,483	-	687,471
Equity in net income (loss) of subsidiaries:					
Continuing operations	838,707	59,395	448,712	(1,346,814)	-
Discontinued operations	(2,423)	-	-	2,423	-
	836,284	59,395	448,712	(1,344,391)	-
Net income	$ 687,471	$ 838,196	$ 506,195	$ (1,344,391)	$ 687,471

12. Supplemental Guarantor information (continued)

CONSOLIDATING STATEMENT OF OPERATIONS
For the year ended December 31, 2005
($000's omitted)

	Unconsolidated				
	Pulte Homes, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Pulte Homes, Inc.
Revenues:					
Homebuilding	$ -	$14,528,236	$ -	$ -	$ 14,528,236
Financial Services	-	29,496	131,918	-	161,414
Other non-operating	289	3,682	914	-	4,885
Total revenues	289	14,561,414	132,832	-	14,694,535
Expenses:					
Homebuilding:					
Cost of sales	-	11,144,968	-	-	11,144,968
Selling, general and administrative and other expense	18,011	1,139,129	(90)	-	1,157,050
Financial Services, principally interest	2,146	8,632	82,796	-	93,574
Other non-operating, net	128,461	(21,545)	(9,637)	-	97,279
Intercompany interest	162,552	(162,552)	-	-	-
Total expenses	311,170	12,108,632	73,069	-	12,492,871
Other Income:					
Gain on sale of equity investments	-	-	620	-	620
Equity income	-	66,902	7,828	-	74,730
Income (loss) from continuing operations before income taxes and equity in income of subsidiaries	(310,881)	2,519,684	68,211	-	2,277,014
Income taxes (benefit)	(119,172)	933,434	25,864	-	840,126
Income (loss) from continuing operations before equity in income of subsidiaries	(191,709)	1,586,250	42,347	-	1,436,888
Income (loss) from discontinued operations	57,898	-	(2,873)	-	55,025
Income (loss) before equity in net income of subsidiaries	(133,811)	1,586,250	39,474	-	1,491,913
Equity in net income (loss) of subsidiaries:					
Continuing operations	1,628,597	31,163	594,348	(2,254,108)	-
Discontinued operations	(2,873)	-	-	2,873	-
	1,625,724	31,163	594,348	(2,251,235)	-
Net income	$1,491,913	$ 1,617,413	$ 633,822	$ (2,251,235)	$ 1,491,913

12. Supplemental Guarantor information (continued)

CONSOLIDATING STATEMENT OF OPERATIONS
For the year ended December 31, 2004
($000's omitted)

	Unconsolidated				
	Pulte Homes, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Pulte Homes, Inc.
Revenues:					
Homebuilding	$ -	$11,400,008	$ -	$ -	$ 11,400,008
Financial Services	-	21,521	91,198	-	112,719
Other non-operating	103	1,330	316	-	1,749
Total revenues	103	11,422,859	91,514	-	11,514,476
Expenses:					
Homebuilding:					
Cost of sales	-	8,789,140	-	-	8,789,140
Selling, general and administrative and other expense	8,908	1,008,464	11,824	-	1,029,196
Financial Services, principally interest	1,088	5,885	64,555	-	71,528
Other non-operating, net	99,288	(2,584)	(4,270)	-	92,434
Intercompany interest	102,416	(102,416)	-	-	-
Total expenses	211,700	9,698,489	72,109	-	9,982,298
Other Income:					
Equity income	-	49,462	10,684	-	60,146
Income (loss) from continuing operations before income taxes and equity in income of subsidiaries	(211,597)	1,773,832	30,089	-	1,592,324
Income taxes (benefit)	(79,870)	669,527	9,094	-	598,751
Income (loss) from continuing operations before equity in income of subsidiaries	(131,727)	1,104,305	20,995	-	993,573
Income (loss) from discontinued operations	23,220	-	(30,252)	-	(7,032)
Income (loss) before equity in net income of subsidiaries	(108,507)	1,104,305	(9,257)	-	986,541
Equity in net income (loss) of subsidiaries:					
Continuing operations	1,125,300	19,128	409,072	(1,553,500)	-
Discontinued operations	(30,252)	-	-	30,252	-
	1,095,048	19,128	409,072	(1,523,248)	-
Net income	$ 986,541	$ 1,123,433	$ 399,815	$ (1,523,248)	$ 986,541

PULTE HOMES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

12. Supplemental Guarantor information (continued)

CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2006
($000's omitted)

	Unconsolidated				
	Pulte Homes, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Pulte Homes, Inc.
Cash flows from operating activities:					
Net income	$ 687,471	$ 838,196	$ 506,195	$(1,344,391)	$ 687,471
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:					
Equity in income of subsidiaries	(836,284)	(59,395)	(448,712)	1,344,391	-
Write down of land and deposits and pre-acquisition costs	-	409,523	-	-	409,523
Gain on sale of equity investment	-	-	(31,635)	-	(31,635)
Amortization and depreciation	-	74,829	8,846	-	83,675
Stock-based compensation expense	78,166	-	-	-	78,166
Deferred income taxes	(148,287)	19	(9,564)	-	(157,832)
Equity (income) loss from earnings of affiliates	-	96,259	(1,712)	-	94,547
Distributions of earnings of affiliates	-	2,032	4,558	-	6,590
Other, net	1,421	1,290	(54)	-	2,657
Increase (decrease) in cash due to:					
Inventories	-	(1,155,092)	3,120	-	(1,151,972)
Residential mortgage loans available-for-sale	-	-	167,156	-	167,156
Other assets	(4,615)	189,600	(86,209)	-	98,776
Accounts payable, accrued and other liabilities	2,749	(448,389)	64,655	-	(380,985)
Income taxes	(184,877)	9,503	1,711	-	(173,663)
Net cash provided by (used in) operating activities	(404,256)	(41,625)	178,355	-	(267,526)
Distributions from unconsolidated entities	-	65,694	1,750	-	67,444
Investments in unconsolidated entities	-	(58,229)	-	-	(58,229)
Dividends received from subsidiaries	3,287,122	72,000	748,378	(4,107,500)	-
Investment in subsidiaries	(1,496,817)	(73,506)	(432,558)	1,937,102	(65,779)
Proceeds from sales of subsidiaries	-	-	49,216	-	49,216
Proceeds from sale of fixed assets	-	19,090	1	-	19,091
Capital expenditures	-	(90,513)	(8,116)	-	(98,629)
Net cash provided by (used in) investing activities	1,790,305	(65,464)	358,671	(2,170,398)	(86,886)

12. Supplemental Guarantor information (continued)

CONSOLIDATING STATEMENT OF CASH FLOWS (continued)
For the year ended December 31, 2006
($000's omitted)

	Unconsolidated				
	Pulte Homes, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Pulte Homes, Inc.
Cash flows from financing activities:					
Proceeds from borrowings	$ 150,000	$ -	$ -	$ -	$ 150,000
Repayment of borrowings	-	(19,757)	(78,294)	-	(98,051)
Excess tax benefits from share-based awards	6,696	-	-	-	6,696
Capital contributions from parent	-	1,498,113	438,989	(1,937,102)	-
Advances (to) from affiliates	(1,387,921)	1,394,413	(6,492)	-	-
Issuance of common stock	8,350	-	-	-	8,350
Stock repurchases	(122,295)	-	-	-	(122,295)
Dividends paid	(40,879)	(3,287,135)	(820,365)	4,107,500	(40,879)
Net cash provided by (used in) financing activities	(1,386,049)	(414,366)	(466,162)	2,170,398	(96,179)
Effect of exchange rate changes on cash and cash equivalents	-	-	(385)	-	(385)
Net increase in cash and equivalents	-	(521,455)	70,479	-	(450,976)
Cash and equivalents at beginning of year	-	839,764	162,504	-	1,002,268
Cash and equivalents at end of year	$ -	$ 318,309	$ 232,983	$ -	$ 551,292

PULTE HOMES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

12. Supplemental Guarantor information (continued)

CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2005
($000's omitted)

	Unconsolidated				
	Pulte Homes, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Pulte Homes, Inc.
Cash flows from operating activities:					
Net income	$1,491,913	$1,617,413	$ 633,822	$(2,251,235)	$ 1,491,913
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:					
Equity in income of subsidiaries	(1,625,724)	(31,163)	(594,348)	2,251,235	-
Write-down of land and deposits and pre-acquisition costs	-	29,997	-	-	29,997
Gain on sale of equity investments	-	-	(620)	-	(620)
Loss on sale of subsidiaries	4,773	-	8,351	-	13,124
Amortization and depreciation	-	52,988	8,524	-	61,512
Stock-based compensation expense	45,724	-	-	-	45,724
Deferred income taxes	38,761	36	(5,102)	-	33,695
Equity (income)loss from earnings of affiliates	-	(66,902)	(8,448)	-	(75,350)
Distributions of earnings of affiliates	-	83,419	2,601	-	86,020
Other, net	1,419	(306)	(1,293)	-	(180)
Increase (decrease) in cash due to:					
Inventories	-	(1,702,547)	3,174	-	(1,699,373)
Residential mortgage loans available-for-sale	-	-	(341,429)	-	(341,429)
Other assets	(13,402)	(124,849)	(16,280)	-	(154,531)
Accounts payable, accrued and other liabilities	22,428	386,808	68,136	-	477,372
Income taxes	(284,921)	326,604	9,147	-	50,830
Net cash provided by (used in) operating activities	(319,029)	571,498	(233,765)	-	18,704
Distributions from unconsolidated entities	-	107,978	-	-	107,978
Investments in unconsolidated entities	-	(161,926)	-	-	(161,926)
Dividends received from subsidiaries	1,362	20,011	-	(21,373)	-
Investment in subsidiaries	(791,488)	(2,543)	(735,918)	1,498,777	(31,172)
Proceeds from sales of subsidiaries	-	-	142,866	-	142,866
Proceeds from sale of fixed assets	-	5,858	-	-	5,858
Capital expenditures	-	(76,807)	(12,080)	-	(88,887)
Net cash provided by (used in) investing activities	(790,126)	(107,429)	(605,132)	1,477,404	(25,283)

12. Supplemental Guarantor information (continued)

CONSOLIDATING STATEMENT OF CASH FLOWS (continued)
For the year ended December 31, 2005
($000's omitted)

	Unconsolidated				
	Pulte Homes, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Pulte Homes, Inc.
Cash flows from financing activities:					
Payment of senior notes	$(125,000)	$ -	$ -	$ -	$ (125,000)
Proceeds from borrowings	648,557	46,801	275,586	-	970,944
Repayment of borrowings	-				
Capital contributions from parent	-	782,878	715,899	(1,498,777)	-
Advances (to) from affiliates	731,146	(637,997)	(93,149)	-	-
Issuance of common stock	31,248	-	-	-	31,248
Stock repurchases	(143,246)	-	-	-	(143,246)
Dividends paid	(33,550)	(1,362)	(20,011)	21,373	(33,550)
Net cash provided by (used in) financing activities	1,109,155	190,320	878,325	(1,477,404)	700,396
Effect of exchange rate changes on cash and cash equivalents	-	-	333	-	333
Net increase in cash and equivalents	-	654,389	39,761	-	694,150
Cash and equivalents at beginning of year	-	185,375	122,743	-	308,118
Cash and equivalents at end of year	$ -	$ 839,764	$ 162,504	$ -	$1,002,268

12. Supplemental Guarantor information (continued)

CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2004
($000's omitted)

	Unconsolidated				
	Pulte Homes, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Pulte Homes, Inc.
Cash flows from operating activities:					
Net income	$ 986,541	$1,123,433	$ 399,815	$(1,523,248)	$ 986,541
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:					
Equity in income of subsidiaries	(1,095,048)	(19,128)	(409,072)	1,523,248	-
Write-down of land and deposits and pre-acquisition costs	-	27,268	-	-	27,268
Loss on Argentina write-down	-	-	33,150	-	33,150
Amortization and depreciation	-	39,191	7,105	-	46,296
Stock-based compensation expense	23,303	-	-	-	23,303
Deferred income taxes	(26,449)	(120)	(609)	-	(27,178)
Equity (income) loss from earnings of affiliates	-	(49,462)	(10,684)	-	(60,146)
Distributions of earnings of affiliates	-	38,490	31	-	38,521
Other, net	1,246	501	1,585	-	3,332
Increase (decrease) in cash due to:					
Inventories	-	(2,065,828)	9,000	-	(2,056,828)
Residential mortgage loans available-for-sale	-	-	(155,575)	-	(155,575)
Other assets	47,332	(44,999)	237	-	2,570
Accounts payable, accrued and other liabilities	5,386	227,809	49,064	-	282,259
Income taxes	(103,397)	261,912	5,810	-	164,325
Net cash used in operating activities	(161,086)	(460,933)	(70,143)	-	(692,162)
Distributions from unconsolidated entities	-	62,000	4,067	-	66,067
Investments in unconsolidated entities	-	(196,488)	(509)	-	(196,997)
Dividends received from subsidiaries	8,526	21,000	-	(29,526)	-
Investment in subsidiaries	(995,074)	(1,905)	(533,816)	1,530,795	-
Proceeds from sale of fixed assets	-	7,070	24	-	7,094
Capital expenditures	-	(62,783)	(12,436)	-	(75,219)
Other net	-	-	500	-	500
Net cash provided by (used in) investing activities	(986,548)	(171,106)	(542,170)	1,501,269	(198,555)

12. Supplemental Guarantor information (continued)

CONSOLIDATING STATEMENT OF CASH FLOWS (continued)
For the year ended December 31, 2004
($000's omitted)

	Unconsolidated				
	Pulte Homes, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Pulte Homes, Inc.
Cash flows from financing activities:					
Payment of senior notes and subordinated notes	$(112,000)	$ (77,270)	$ -	$ -	$ (189,270)
Proceeds from borrowings	898,615	-	141,334	-	1,039,949
Repayment of borrowings	-	(44,648)	(244)	-	(44,892)
Capital contributions from parent	-	1,019,926	510,869	(1,530,795)	-
Advances (to) from affiliates	354,225	(377,424)	23,199	-	-
Issuance of common stock	43,959	-	-	-	43,959
Stock repurchases	(14,687)	-	-	-	(14,687)
Dividends paid	(25,427)	(8,526)	(21,000)	29,526	(25,427)
Net cash provided by (used in) financing activities	1,144,685	512,058	654,158	(1,501,269)	809,632
Effect of exchange rate changes on cash and cash equivalents	-	-	(46)	-	(46)
Net increase (decrease) in cash and equivalents	(2,949)	(119,981)	41,799	-	(81,131)
Cash and equivalents at beginning of year	2,949	305,356	80,944	-	389,249
Cash and equivalents at end of year	$ -	$ 185,375	$ 122,743	$ -	$ 308,118

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Pulte Homes, Inc.

We have audited the accompanying consolidated balance sheets of Pulte Homes, Inc. (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pulte Homes, Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Pulte Homes, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 31, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Detroit, Michigan
January 31, 2007

PULTE HOMES, INC.
UNAUDITED QUARTERLY INFORMATION
(000's omitted, except per share data)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
2006					
Homebuilding:					
Revenues	$2,914,752	$3,318,055	$3,513,776	$4,328,665	$ 14,075,248
Cost of sales	2,247,109	2,640,503	2,918,690	3,877,131	11,683,433
Income (loss) before income taxes	377,583	380,822	286,057	(34,094)	1,010,368
Financial Services:					
Revenues	$ 44,857	$ 40,467	$ 49,609	$ 59,663	$ 194,596
Income before income taxes	49,344	15,056	21,377	29,683	115,460
Other non-operating:					
Revenues	$ 2,967	$ 445	$ 574	$ 578	$ 4,564
Loss before income taxes	(9,383)	(8,153)	(11,920)	(13,644)	(43,100)
Consolidated results:					
Revenues	$2,962,576	$3,358,967	$3,563,959	$4,388,906	$14,274,408
Income (loss) from continuing operations before income taxes	417,544	387,725	295,514	(18,055)	1,082,728
Income taxes (benefit)	154,899	143,873	104,064	(9,754)	393,082
Income (loss) from continuing operations	262,645	243,852	191,450	(8,301)	689,646
Loss from discontinued operations *(a)*	-	(833)	(1,231)	(111)	(2,175)
Net income (loss)	$ 262,645	$ 243,019	$ 190,219	$ (8,412)	$ 687,471
Per share data:					
Basic:					
Income (loss) from continuing operations	$ 1.04	$ .97	$ .76	$ (.03)	$ 2.73
Income (loss) from discontinued operations	-	-	-	-	(.01)
Net income (loss)	$ 1.04	$ .96	$ .76	$ (.03)	$ 2.73
Weighted-average common shares outstanding	253,864	252,618	251,287	251,248	252,200
Assuming dilution:					
Income (loss) from continuing operations	$ 1.01	$ .94	$ .74	$ (.03)	$ 2.67
Income (loss) from discontinued operations	-	-	-	-	(.01)
Net income (loss)	$ 1.01	$ .94	$ .74	$ (.03)	$ 2.66
Adjusted weighted-average common shares and effect of dilutive securities	260,738	258,947	257,215	257,606	258,621

(a) Income (loss) from discontinued operations is comprised of our former thrift operation and Argentina and Mexico homebuilding operations which have been presented as discontinued operations for all periods presented.

PULTE HOMES, INC.
UNAUDITED QUARTERLY INFORMATION
(000's omitted, except per share data)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
2005					
Homebuilding:					
Revenues	$2,486,294	$3,213,430	$3,750,669	$5,077,843	$ 14,528,236
Cost of sales	1,877,227	2,458,880	2,863,617	3,945,244	11,144,968
Income before income taxes	359,569	499,402	619,392	820,459	2,298,822
Financial Services:					
Revenues	$ 30,276	$ 36,258	$ 42,383	$ 52,497	$ 161,414
Income before income taxes	10,084	15,526	19,043	25,933	70,586
Other non-operating:					
Revenues	$ 1,248	$ 1,257	$ 1,120	$ 1,260	$ 4,885
Loss before income taxes	(22,756)	(29,106)	(24,733)	(15,799)	(92,394)
Consolidated results:					
Revenues	$2,517,818	$3,250,945	$3,794,172	$5,131,600	$14,694,535
Income from continuing operations before income taxes	346,897	485,822	613,702	830,593	2,277,014
Income taxes	129,350	180,635	231,285	298,856	840,126
Income from continuing operations	217,547	305,187	382,417	531,737	1,436,888
Income (loss) from discontinued operations *(a)*	695	(1,476)	13,004	42,802	55,025
Net income	$ 218,242	$ 303,711	$ 395,421	$ 574,539	$ 1,491,913
Per share data:					
Basic:					
Income from continuing operations	$ .85	$ 1.19	$ 1.49	$ 2.08	$ 5.62
Income (loss) from discontinued operations *(a)*	-	(.01)	.05	.17	.22
Net income	$ .86	$ 1.19	$ 1.54	$ 2.25	$ 5.84
Weighted-average common shares outstanding	254,868	255,874	256,081	255,139	255,492
Assuming dilution:					
Income from continuing operations	$ .83	$ 1.16	$ 1.45	$ 2.03	$ 5.47
Income (loss) from discontinued operations *(a)*	-	(.01)	.05	.16	.21
Net income	$ .83	$ 1.15	$ 1.50	$ 2.19	$ 5.68
Adjusted weighted-average common shares and effect of dilutive securities	262,753	263,677	263,908	262,443	262,801

(a) Income (loss) from discontinued operations is comprised of our former thrift operation and Argentina and Mexico homebuilding operations which have been presented as discontinued operations for all periods presented.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

This Item is not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management, including our President & Chief Executive Officer and Executive Vice President & Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. Based upon, and as of the date of that evaluation, our President & Chief Executive Officer and Executive Vice President & Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2006.

Internal Control Over Financial Reporting

(a) Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for the preparation and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles and reflect management's judgments and estimates concerning events and transactions that are accounted for or disclosed.

Management is also responsible for establishing and maintaining effective internal control over financial reporting. The Company's internal control over financial reporting includes those policies and procedures that pertain to the Company's ability to record, process, summarize and report reliable financial data. Management recognizes that there are inherent limitations in the effectiveness of any internal control and effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Additionally, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

In order to ensure that the Company's internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for its financial reporting as of December 31, 2006. Management's assessment was based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management asserts that the Company has maintained effective internal control over financial reporting as of December 31, 2006.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements included in this annual report, has issued its report on management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006.

Internal Control Over Financial Reporting (continued)

b) Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Pulte Homes, Inc.

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that Pulte Homes, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Pulte Homes, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Pulte Homes, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Pulte Homes, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pulte Homes, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006 and our report dated January 31, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Detroit, Michigan
January 31, 2007

(c) Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

This Item is not applicable.

ITEM 9C. CEO/CFO CERTIFICATIONS

The Company has filed the certification of our chief executive officer with the New York Stock Exchange ("NYSE") for 2006 as required pursuant to Section 303A.12(a) of the NYSE Listed Company Manual, and we have filed the Sarbanes-Oxley Section 302 certifications of our chief executive officer and chief financial officer with the Securities and Exchange Commission, which are attached hereto as exhibits 31(a) and 31(b).

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item with respect to our executive officers is set forth in Item 4A. Information required by this Item with respect to members of our Board of Directors and with respect to our audit committee will be contained in the Proxy Statement for the 2007 Annual Meeting of Shareholders ("2007 Proxy Statement") under the captions "Election of Directors" and "Committees of the Board of Directors - Audit Committee" and in the chart disclosing Audit Committee membership and is incorporated herein by this reference. Information required by this Item with respect to compliance with Section 16(a) of the Securities Exchange Act of 1934 will be contained in the 2007 Proxy Statement under the caption "Beneficial Security Ownership - Section 16(a) Beneficial Ownership Reporting Compliance," and is incorporated herein by this reference. Information required by this Item with respect to our code of ethics will be contained in the 2007 Proxy Statement under the caption "Corporate Governance - Governance Guidelines, Business Practice Policy, Code of Ethics" and is incorporated herein by this reference.

Our code of ethics for principal officers, our corporate governance guidelines and the charters of the Audit, Compensation, and Nominating and Governance committees of our Board of Directors is also posted on our website and is available in print, free of charge, upon request.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item will be contained in the 2007 Proxy Statement under the captions "2006 Executive Compensation" and "2006 Director Compensation" and is incorporated herein by this reference, provided that the Compensation Committee Report shall not be deemed to be "filed" with this Annual Report on Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item will be contained in the 2007 Proxy Statement under the captions "Beneficial Security Ownership" and "Equity Compensation Plan Information" and is incorporated herein by this reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information required by this Item will be contained in the 2007 Proxy Statement under the captions "Certain Relationships and Related Transactions" and "Election of Directors - Independence" and is incorporated herein by this reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this Item will be contained in the 2007 Proxy Statement under the captions "Audit and Non-Audit Fees" and "Audit Committee Preapproval Policies" and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) Financial Statements

	Page Herein
Consolidated Balance Sheets at December 31, 2006 and 2005	43
Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004	44
Consolidated Statements of Shareholders' Equity and Comprehensive Income for the years ended December 31, 2006, 2005 and 2004	45
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004	46
Notes to Consolidated Financial Statements	47

(2) Financial Statement Schedule

All schedules are omitted since the required information is not present, is not present in amounts sufficient to require submission of the schedule or because the required information is included in the financial statements or notes thereto.

(3) Exhibits

The following exhibits are filed with this Report or incorporated by reference:

Exhibit Number and Description

(3) (a) Articles of Incorporation, as amended, of Pulte Homes, Inc. (Incorporated by reference to Exhibit 3.1 of our Registration Statement on Form S-4, Registration No. 333-62518)

(b) Certificate of Amendment to the Articles of Incorporation of Pulte Homes, Inc. (Dated May 16, 2005) (Incorporated by reference to Exhibit 3(a) of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006)

(c) By-laws, as amended, of Pulte Homes, Inc. (Incorporated by reference to Exhibit 3.1 of our Current Report on Form 8-K dated September 15, 2004)

(4) (a) Senior Note Indenture dated as of October 24, 1995, among Pulte Corporation, certain of its subsidiaries, as Guarantors, and The First National Bank of Chicago, as Trustee, covering Pulte Corporation's 7.3% unsecured senior notes due 2005 ($125,000,000 aggregate principal amount outstanding) and 7.625% unsecured senior notes due 2017 ($150,000,000 aggregate principal amount outstanding). (Incorporated by reference to Exhibit (c) 1 of our Current Report on Form 8-K dated October 20, 1995).

(b) Indenture Supplement dated as of August 27, 1997, among Pulte Corporation, Bank One Trust Company, National Association (as successor Trustee to The First National Bank of Chicago), and certain subsidiaries of Pulte Corporation (Incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K dated October 6, 1997)

(4)	(c)	Indenture Supplement dated January 31, 1999, among Pulte Corporation, Bank One Trust Company, National Association (as successor Trustee to The First National Bank of Chicago), and certain subsidiaries of Pulte Corporation (Incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K dated March 3, 1999)
	(d)	Indenture Supplement dated February 21, 2001, among Pulte Homes, Inc., Bank One Trust Company, National Association (as successor Trustee to The First National Bank of Chicago), and certain subsidiaries of Pulte Homes, Inc. (Incorporated by reference to Exhibit 4(j) to our Annual Report on Form 10-K for the year ended December 31, 2003)
	(e)	Indenture Supplement dated August 6, 2001, among Pulte Homes, Inc., Bank One Trust Company, National Association (as successor Trustee to The First National Bank of Chicago), and certain subsidiaries of Pulte Homes, Inc. (Incorporated by reference to Exhibit 4.8 of our Registration Statement on Form S-4, Registration No. 333-70786)
	(f)	Indenture Supplement dated June 12, 2002, among Pulte Homes, Inc., Bank One Trust Company, National Association (as successor Trustee to The First National Bank of Chicago), and certain subsidiaries of Pulte Homes, Inc. (Incorporated by reference to Exhibit 4(m) to our Annual Report on Form 10-K for the year ended December 31, 2003)
	(g)	Indenture Supplement dated February 3, 2003, among Pulte Homes, Inc., Bank One Trust Company, National Association (as successor Trustee to The First National Bank of Chicago), and certain subsidiaries of Pulte Homes, Inc. (Incorporated by reference to Exhibit 4(n) to our Annual Report on Form 10-K for the year ended December 31, 2003)
	(h)	Indenture Supplement dated May 22, 2003, among Pulte Homes, Inc., Bank One Trust Company, National Association (as successor Trustee to The First National Bank of Chicago), and certain subsidiaries of Pulte Homes, Inc. (Incorporated by reference to Exhibit 4(o) to our Annual Report on Form 10-K for the year ended December 31, 2003)
	(i)	Indenture Supplement dated January 16, 2004, among Pulte Homes, Inc., J.P. Morgan Trust Company, National Association (as successor Trustee to Bank One Trust Company, National Association, which was successor Trustee to The First National Bank of Chicago), and certain subsidiaries of Pulte Homes, Inc. (Incorporated by reference to Exhibit 4(p) to our Annual Report on Form 10-K for the year ended December 31, 2003)
	(j)	Indenture Supplement dated July 9, 2004, among Pulte Homes, Inc., J.P. Morgan Trust Company, National Association (as successor Trustee to Bank One Trust Company, National Association, which was successor Trustee to The First National Bank of Chicago), and certain subsidiaries of Pulte Homes, Inc. (Incorporated by reference to Exhibit 4(n) of our Annual Report on Form 10-K for the year ended December 31, 2004)
	(k)	Indenture Supplement dated February 10, 2005, among Pulte Homes, Inc., J.P. Morgan Trust Company, National Association (as successor Trustee to Bank One Trust Company, National Association, which was successor Trustee to the First National Bank of Chicago), and certain subsidiaries of Pulte Homes, Inc. (Incorporated by reference to Exhibit 4(o) of our Annual Report on Form 10-K for the year ended December 31, 2004)
	(l)	Registration Rights Agreement dated August 6, 2001, among Pulte Homes, Inc. and Solomon Smith Barney, Inc. as the Initial Purchaser Representative (Incorporated by reference to Exhibit 4.23 of our Registration Statement on Form S-4, Registration No. 333-70786)
	(m)	Form of Pulte Homes, Inc. Guarantee Agreement (Incorporated by reference to Exhibit 4.32 of our Registration Statement on Form S-3, Registration No. 333-86806)

(10)	(a)	1990 Stock Incentive Plan for Key Employees (Filed with Proxy Statement dated April 3, 1990 and as an exhibit of our Registration Statement on Form S-8, Registration No. 33-40102)
	(b)	1994 Stock Incentive Plan for Key Employees (Incorporated by reference to our Proxy Statement dated March 31, 1994, and as Exhibit 4.1 of our Registration Statement on Form S-8, Registration No. 33-98944)
	(c)	1995 Stock Incentive Plan for Key Employees (Incorporated by reference to our Proxy Statement dated March 31, 1995, and as Exhibit 4.1 of our Registration Statement on Form S-8, Registration No. 33-99218)
	(d)	Form of Restricted Stock Award agreement under Pulte Corporation 1995 Stock Incentive Plan for Key Employees (filed herewith)
	(e)	1997 Stock Plan for Nonemployee Directors (Incorporated by reference to our Proxy Statement dated March 27, 1998, and as Exhibit 4.3 of our Registration Statement on Form S-8, Registration No. 333-52047)
	(f)	Pulte Homes, Inc. 401(k) Plan (Incorporated by reference to Exhibit 4.3 of our Registration Statement on Form S-8, No. 333-115570)
	(g)	Intercreditor and Subordination Agreement, dated October 1, 2003, among Asset Seven Corp., Pulte Realty Corporation, certain subsidiaries of Pulte Homes, Inc., Bank One, NA, as Administrative Agent, and Bank One Trust Company, National Association, as Trustee (Incorporated by reference to Exhibit 10(f) to our Annual Report on Form 10-K for the year ended December 31, 2003)
	(h)	Second Amended and Restated Credit Agreement among Pulte Homes, Inc., as Borrower, The Lenders Identified therein, JP Morgan Chase Bank, NA, as Administrative Agent, and Citigroup Global Markets, Inc., as Syndication Agent and Barclays Bank PLC, BNP Paribas, Calyon New York Branch, Comerica Bank, Deutsche Bank Trust Company Americas, Merrill Lynch Bank USA, The Royal Bank of Scotland PLC, Suntrust Bank, UBS Loan Finance LLC, and Wachovia Bank, National Association, as Documentation Agents and The Bank of Tokyo-Mitsubishi, Ltd., Chicago Branch, Bank of America, N.A., Guaranty Bank, Lloyds TSB Bank PLC, Mizuho Corporate Bank, Ltd., and PNC Bank, National Association as Managing Agents and LaSalle Bank National Association, Washington Mutual Bank, AmSouth Bank, Fifth Third Bank, A Michigan Bank Corporation, and U.S. Bank, National Association, as Co-Agents dated as of October 31, 2005 (Incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005)
	(i)	Long-Term Incentive Plan (Incorporated by reference to our Proxy Statement dated March 31, 2000)
	(j)	Pulte Corporation 2000 Incentive Plan for Key Employees (Incorporated by reference to Exhibit 4.3 of our Registration Statement on Form S-8, Registration No. 333-66284)
	(k)	Pulte Corporation 2000 Stock Plan for Nonemployee Directors (Incorporated by reference to Exhibit 4.3 of our Registration Statement on Form S-8, Registration No. 333-66284)
	(l)	Form of Restricted Stock Award agreement under Pulte Corporation 2000 Stock Incentive Plan for Key Employees (filed herewith)
	(m)	Pulte Homes, Inc. 2002 Stock Incentive Plan (Incorporated by reference to our Proxy Statement dated April 3, 2002 and as Exhibit 4.3 of our Registration Statement on Form S-8, No. 333-123223)
	(n)	Pulte Homes, Inc. Senior Management Annual Incentive Plan (Incorporated by reference to our Proxy Statement dated March 27, 2003)

(10) (o) Pulte Homes, Inc. 2004 Stock Incentive Plan (Incorporated by reference to our Proxy Statement dated March 29, 2004 and as Exhibit 4.4 of our Registration Statement on Form S-8, No. 333-123223)

(p) Form of Restricted Stock Award agreement under Pulte Homes, Inc. 2004 Stock Incentive Plan (filed herewith)

(q) Del Webb Corporation Director Stock Plan (Incorporated by reference to Exhibit 4.3 of our Registration Statement on Form S-8, Registration No. 333-66322)

(r) Del Webb Corporation 1993 Executive Long-Term Incentive Plan (Incorporated by reference to Exhibit 4.7 of our Registration Statement on Form S-8, Registration No. 333-66322)

(s) Del Webb Corporation 1995 Director Stock Plan (Incorporated by reference to Exhibit 4.4 of our Registration Statement on Form S-8, Registration No. 333-66322)

(t) Del Webb Corporation 1995 Executive Long-Term Incentive Plan (Incorporated by reference to Exhibit 4.8 of our Registration Statement on Form S-8, Registration No. 333-66322)

(u) Pulte Homes, Inc. Long Term Compensation Deferral Plan (As Amended and Restated Effective January 1, 2004) (Incorporated by reference to Exhibit 10(a) of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006)

(v) Pulte Homes, Inc. Income Deferral Plan (As Amended and Restated Effective January 1, 2004) (Incorporated by reference to Exhibit 10(b) of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006)

(w) Pulte Homes, Inc. Deferred Compensation Plan For Non-Employee Directors (Effective as of January 1, 2005) (Incorporated by reference to Exhibit 10(c) of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006)

(x) Master Repurchase Agreement, dated as of December 22, 2000, between Pulte Mortgage Corporation and Pulte Funding, Inc. (Incorporated by reference to Exhibit 10 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003)

(y) Collection and Paying Agreement dated as of August 23, 2002, by and among Pulte Mortgage LLC, Pulte Funding, Inc., Bank One, NA, Credit Lyonnais New York Branch and LaSalle Bank National Association (Incorporated by reference to Exhibit 10(u) of our Annual Report on Form 10-K for the year ended December 31, 2005)

(z) Amendment One dated as of August 19, 2005 to the Collection and Paying Agreement dated as of August 23, 2002, by and among Pulte Mortgage LLC, Pulte Funding, Inc., Bank One, NA, Credit Lyonnais New York Branch and LaSalle Bank National Association (Incorporated by reference to Exhibit 10(w) of our Annual Report on Form 10-K for the year ended December 31, 2005)

(aa) Second Amended and Restated Loan Agreement, dated as of August 19, 2005, by and among Pulte Funding, Inc., Atlantic Asset Securitization Corp., Jupiter Securitization Corporation, La Fayette Asset Securitization Corporation, Calyon New York Branch, JP Morgan Chase Bank, NA, Lloyds TSB Bank PLC and Pulte Mortgage, LLC (Incorporated by reference to Exhibit 10(z) of our Annual Report on Form 10-K for the year ended December 31, 2005)

(10) (ab) Second Amended and Restated Addendum to Master Repurchase Agreement, dated as of August 19, 2005, between Pulte Mortgage, LLC, and Pulte Funding, Inc. (Incorporated by reference to Exhibit 10(aa) of our Annual Report on Form 10-K for the year ended December 31, 2005)

(ac) Fifth Amended and Restated Security and Collateral Agreement by and among Pulte Mortgage LLC, JP Morgan Chase Bank, N.A., as administrative agent, and LaSalle Bank National Association, as collateral agent, dated as of May 16, 2006 (Incorporate by reference to Exhibit 10(a) of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006)

(ad) Sixth Amended and Restated Revolving Credit Agreement by and among Pulte Mortgage LLC, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Securities, Inc., as lead arranger and sole bookrunner, and LaSalle Bank National Association, as collateral agent, dated as of May 16, 2006 (Incorporate by reference to Exhibit 10(b) of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006)

(ae) Third Omnibus Amendment, dated as of August 18, 2006, by and among Pulte Funding, Inc., as the borrower and the buyer, Pulte Mortgage LLC, as a seller and the servicer, Atlantic Asset Securitization LLC, as an issuer, La Fayette Asset Securitization LLC, as an issuer, Calyon New York Branch, as a bank, managing agent, and administrative agent, Lloyds TSB Bank PLC, as a bank, JP Morgan Chase Bank, National Association, as a bank and managing agent, Jupiter Securitization Company LLC, as an issuer, and LaSalle Bank National Association, as the collateral agent (Incorporated by reference to Exhibit 10(a) of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005)

(af) Second Amended and Restated Collateral Agency Agreement, dated as of August 19, 2005, by and among Pulte Funding, Inc., Calyon New York Branch and LaSalle Bank National Association (Incorporated by reference to Exhibit 10(ab) of our Annual Report on Form 10-K for the year ended December 31, 2005)

(ag) Omnibus Amendment, dated as of December 27, 2005, by and among Pulte Funding, Inc., Pulte Mortgage, LLC, Atlantic Asset Securitization Corp., La Fayette Asset Securitization, Calyon New York Branch, Lloyds TSB Bank PLC, JP Morgan Chase Bank, NA, Jupiter Securitization Corp., LaSalle Bank, NA (Incorporated by reference to Exhibit 10(ad) of our Annual Report on Form 10-K for the year ended December 31, 2005)

(ah) Second Omnibus Amendment, dated as of January 12, 2006, by and among Pulte Funding, Inc., Pulte Mortgage, LLC, Atlantic Asset Securitization Corp., La Fayette Asset Securitization, Calyon New York Branch, Lloyds TSB Bank PLC, JP Morgan Chase Bank, NA, Jupiter Securitization Corp., LaSalle Bank, NA (Incorporated by reference to Exhibit 10(ae) of our Annual Report on Form 10-K for the year ended December 31, 2005)

(12)		Ratio of Earnings to Fixed Charges at December 31, 2006 (Filed herewith)
(21)		Subsidiaries of the Registrant (Filed herewith)
(23)		Consent of Independent Registered Public Accounting Firm (Filed herewith)
(31)	(a)	Rule 13a-14(a) Certification by Richard J. Dugas, Jr., President and Chief Executive Officer (Filed herewith)
	(b)	Rule 13a-14(a) Certification by Roger A. Cregg, Executive Vice President and Chief Financial Officer (Filed herewith)
(32)		Certification Pursuant to 18 United States Code § 1350 and Rule 13a-14(b) of the Securities Exchange Act of 1934 (Filed herewith)
(99)	(a)	Settlement and Termination Agreement, dated October 12, 2001, between Federal Deposit Insurance Corporation, as Manager of the FSLIC Resolution Fund; First Heights Bank, a Federal Savings Bank; Pulte Diversified Companies, Inc.; and Pulte Homes, Inc. f/k/a Pulte Corporation (Incorporated by reference to Exhibit 99(a) of our Annual Report on Form 10-K for the year ended December 31, 2001)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PULTE HOMES, INC.
(Registrant)

February 23, 2007

By: /s/ Roger A. Cregg
Roger A. Cregg
Executive Vice President
and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capabilities and on the dates indicated:

Signature	Title	Date
/s/ William J. Pulte William J. Pulte	Chairman of the Board of Directors	February 23, 2007
/s/ Richard J. Dugas, Jr. Richard J. Dugas, Jr.	President, Chief Executive Officer and Member of the Board of Directors (Principal Executive Officer)	February 23, 2007
/s/ Roger A. Cregg Roger A. Cregg	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 23, 2007
/s/ Vincent J. Frees Vincent J. Frees	Vice President and Controller (Principal Accounting Officer)	February 23, 2007
/s/ Brian P. Anderson Brian P. Anderson	Member of Board of Directors	February 23, 2007
/s/ D. Kent Anderson D. Kent Anderson	Member of Board of Directors	February 23, 2007
/s/ Debra Kelly-Ennis Debra Kelly-Ennis	Member of Board of Directors	February 23, 2007
/s/ David N. McCammon David N. McCammon	Member of Board of Directors	February 23, 2007
/s/ Patrick J. O'Leary Patrick J. O'Leary	Member of Board of Directors	February 23, 2007
/s/ Bernard W. Reznicek Bernard W. Reznicek	Member of Board of Directors	February 23, 2007
/s/ Alan E. Schwartz Alan E. Schwartz	Member of Board of Directors	February 23, 2007
/s/ Francis. J. Sehn Francis J. Sehn	Member of Board of Directors	February 23, 2007
/s/ John J. Shea John J. Shea	Member of Board of Directors	February 23, 2007
/s/ William B. Smith William B. Smith	Member of Board of Directors	February 23, 2007

EXHIBIT 12

PULTE HOMES, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,				
	2006	2005	2004	2003	2002
Earnings:					
Income from continuing operations before taxes	$1,082,728	$2,277,014	$1,592,324	$994,008	$ 722,686
Add:					
Interest expensed and capitalized	290,282	250,026	212,418	186,339	169,255
Portion of rents representative of interest factor	25,889	24,130	18,834	16,377	16,117
Amortization of Capitalized Interest	255,688	179,585	133,049	78,708	48,697
Subtract:					
Capitalized Interest	(261,486)	(185,792)	(156,056)	(136,308)	(123,086)
Distributions in excess (less than) earnings of affiliates	4,814	10,670	(21,625)	(36,186)	(7,716)
Income as adjusted	$1,397,915	$2,555,633	$1,778,944	$1,102,938	$ 825,953
Fixed Charges:					
Interest expensed and capitalized	290,282	250,026	212,418	186,339	169,255
Portion of rents representative of interest factor	25,889	24,130	18,834	16,377	16,117
Interest expense related to guaranteed debt of 50% or less owned affiliates *(a)*	425	-	-	-	-
Fixed charges	$ 316,596	$ 274,156	$ 231,252	$202,716	$ 185,372
Ratio of earnings to fixed charges	4.42	9.32	7.69	5.44	4.46

Note: The ratios of earnings to fixed charges set forth above are computed on a total enterprise basis, except for our discontinued thrift operations, Mexico homebuilding operations, and Argentina operations, which have been excluded. Fixed charges is comprised of interest incurred, which includes imputed interest associated with the guaranteed debt of our 50% or less owned affiliates, as well as a portion of rent expense, which represents the estimated interest factor and amortization of debt expense.

(a) In accordance with our guarantees of joint venture debt, imputed interest on expected cash outlays to be made by us, to maintain a certain ratio of value of collateral (generally land and improvements) as a specified percentage of the loan balance, has been reflected as a fixed charge in the ratios of earnings to fixed charges computation shown above.

EXHIBIT 21

PULTE HOMES, INC.
SUBSIDIARIES OF THE REGISTRANT

Affiliates	Jurisdiction of Formation
56th and Lone Mountain, L.L.C.	Arizona
7601 River Road, Inc.	Delaware
7601 River Road, LP	Delaware
American Title of the Palm Beaches Corporation	Michigan
Andrea's Court, S.E.	Puerto Rico
Anthem Arizona L.L.C.	Arizona
Asset Five Corp.	Arizona
Asset One Corp.	Arizona
Asset Seven Corp.	Arizona
August Woods, LLC	Maryland
Bel North, LLC	Maryland
BMD Development, LLC	Michigan
Butterfield Properties LLC	Ohio
Chandler DJ Basin, LLC	Michigan
Chandler Natural Resources Corporation	Michigan
Chase Triple M, LLC	Delaware
Ciudad Riviera, SA de C.V.	Mexico
Clairmont, L.L.C.	Michigan
Coachman Development, LLC	Michigan
Contractors Insurance Company of North America, Inc., a Risk Retention Group	Hawaii
Controladora PHC, SA DE C.V.	Monterrey, Nuevo Leon, Mexico
Corte Bella Golf Club, LLC	Michigan
CP Sunridge, LLC	Delaware
Dean Realty Company	Michigan
Del E. Webb Development Co., L.P.	Delaware
Del E. Webb Financial Corporation	Arizona
Del E. Webb Foothills Corporation	Arizona
Del E. Webb Land Conservancy	Arizona
Del Webb Building Products LLC	Michigan
Del Webb California Corp.	Arizona
Del Webb Commercial Properties Corporation	Arizona
Del Webb Communities of Illinois, Inc.	Arizona
Del Webb Communities of Virginia, Inc.	Arizona
Del Webb Communities, Inc.	Arizona
Del Webb Community Management Co.	Arizona
Del Webb Construction Services Co.	Arizona
Del Webb Corporation	Delaware
Del Webb Golf Corp.	Arizona
Del Webb Home Construction, Inc.	Arizona
Del Webb Homes, Inc.	Arizona
Del Webb Limited Holding Co.	Arizona
Del Webb MidAtlantic Corp.	Arizona
Del Webb Mortgage LLC	Delaware
Del Webb Property Corp.	Arizona
Del Webb Purchasing Company of Illinois, Inc.	Arizona
Del Webb Southwest Co.	Arizona
Del Webb Texas Limited Partnership	Arizona
Del Webb Texas Title Agency Co.	Arizona
Del Webb Title Company of Nevada, Inc.	Nevada
Del Webb's Contracting Services, Inc.	Aizona
Del Webb's Coventry Homes Construction Co.	Arizona
Del Webb's Coventry Homes of Nevada, Inc.	Arizona
Del Webb's Coventry Homes, Inc.	Arizona

Affiliates (continued)	Jurisdiction of Formation (continued)
Del Webb's Spruce Creek Communities, Inc.	Arizona
Del Webb's Sunflower of Tucson, Inc.	Arizona
Desarrolladores Urbanos (Canovanas) SE	Puerto Rico
Devtex Land, L.P.	Texas
DiVosta Building Corporation	Florida
DiVosta Building, LLC	Michigan
DiVosta Homes Holdings, LLC	Delaware
DiVosta Homes Marketing, Inc.	Florida
DiVosta Homes Sales, Inc.	Florida
DiVosta Homes, L.P.	Delaware
DR Super Block 1 South, LLC	Delaware
DW Aviation Co.	Arizona
DW Homebuilding Co.	Arizona
Edinburgh Realty Corporation	Michigan
Evergreen-Hunt & Merrill Ranch, L.L.C.	Arizona
Fallsgrove Associates LLC	Maryland
First Heights Holdings Corporation	Michigan
Florida Building Products, LLC	Michigan
Fort Lincoln-Pulte Limited Liability Company	District of Columbia
Gatestone, L.L.C.	Michigan
GI Development Business Trust	Massachusetts
Glen Echo Estates Open Space, LLC	Massachusetts
Grand Marketplace Way Association	Arizona
Grand Place Hayward, LLC	California
Grayhaven Estates Limited, L.L.C.	Michigan
Great Island Community, LLC	Michigan
Guaranteed Mortgage Corporation III	Michigan
H. D. Investments I, L.L.C.	Maryland
H.D. Whispering Creek, L.L.C.	Maryland
Harrison Hills, LLC	Maryland
Herring Pond Development Corporation	Michigan
Highlands One	Maryland
Hilltop Farms Development, LLC	Michigan
Homeland CC, LLC	Maryland
Homeland PG, LLC	Maryland
Homesite Solutions Corporation	Michigan
HydroSource Acquisitions, Inc.	Michigan
Island Walk Development Company	Florida
Island Walk Realty, Inc.	Florida
Jersey Meadows LLC	New Jersey
JNN Properties LLC	Michigan
Joliet Mortgage Reinsurance Company	Vermont
Kyle Acquisition Group, LLC	Nevada
Lexington Oaks Golf Club, Inc.	Florida
Lone Tree Golf Club, LLC	Michigan
LPC One Development Partners, LLC	Delaware
Lyons, LC	Maryland
MALDP Development Corporation	Michigan
Marina Operations Corp.	Arizona
Marquette Title Insurance Company	Vermont
Mayaguez Partners, S.E.	Puerto Rico
MCS Mountain Road, LLC	Maryland
Mountain View One LLC	Arizona

PULTE HOMES, INC.
SUBSIDIARIES OF THE REGISTRANT (continued)

Affiliates (continued)	Jurisdiction of Formation (continued)
Mountain View Two, LLC	Arizona
Nantar, S. DE R.L. DE C.v.	Monterrey, Nuevo Leon, Mexico
Noble Vista Development LLC	Michigan
North American Builders Indemnity Company	Hawaii
North Valley Enterprises, LLC	Nevada
Oceanside Village, LLC	Michigan
PB Venture L.L.C.	Michigan
PBW Corporation	Michigan
PC/BRE Development L.L.C.	Delaware
PC/BRE Springfield L.L.C.	Delaware
PC/BRE Venture L.L.C.	Delaware
PC/BRE Whitney Oaks L.L.C.	Delaware
PC/BRE Winfield L.L.C.	Delaware
PCIC Corporation	Michigan
PH Arizona LLC	Michigan
PH Relocation Services LLC	Michigan
PH Trust I	Delaware
PH Trust II	Delaware
PH1 Corporation	Michigan
PH2 Corporation	Michigan
PH3 Corporation	Michigan
PH4 Corporation	Michigan
PHC Title Corporation	Michigan
PHM Title Agency L.L.C.	Delaware
PHNE Business Trust	Massachusetts
PHS Virginia Holdings, LLC	Michigan
PHS Virginia Limited Partnership	Michigan
PHT Building Materials Limited Partnership	Michigan
PHT Operating Company LLC	Michigan
PHT Title Agency, L.P.	Texas
PHT Title Corporation	Michigan
PIMI Holdings LLC	Michigan
PL Roseville, LLC	California
PN I, Inc.	Nevada
PN II, Inc.	Nevada
PN III, LLC	Delaware
Potomac Yard Development LLC	Delaware
Potomac Yard Development Sole Member LLC	Delaware
Pratte Building California LLC	Michigan
Pratte Building Systems, Limited Partnership	Michigan
Preserve I, Inc.	Michigan
Preserve II, Inc.	Michigan
Public Home Builders Council of America	Texas
Pulte Arizona Services, Inc.	Michigan
Pulte Aviation I LLC	Michigan
Pulte Aviation II LLC	Michigan
Pulte Bajio Construcciones, S. de R.L. de C.V.	Mexico
Pulte Building Products LLC	Michigan
Pulte Building Services LLC	Delaware
Pulte Building Systems Holding Company, L.L.C.	Nevada
Pulte Building Systems, L.L.C. (AZ)	Arizona
Pulte Building Systems, L.L.C. (NV)	Nevada
Pulte Chile Corporation	Michigan
Pulte Communities NJ, Limited Partnership	Michigan
Pulte de Chile Limitada	Chile

PULTE HOMES, INC.
SUBSIDIARIES OF THE REGISTRANT (continued)

Affiliates (continued)	Jurisdiction of Formation (continued)
Pulte Development Corporation	Michigan
Pulte Development New Mexico, Inc.	Michigan
Pulte Diversified Companies, Inc.	Michigan
Pulte Financial Companies, Inc.	Michigan
Pulte Funding, Inc.	Michigan
Pulte Georgia Holdings LLC	Michigan
Pulte Home Corporation	Michigan
Pulte Home Corporation of the Delaware Valley	Michigan
Pulte Home Sciences LLC	Michigan
Pulte Home Sciences of Virginia, LLC	Michigan
Pulte Homes of Greater Kansas City, Inc.	Michigan
Pulte Homes of Indiana, LLC	Indiana
Pulte Homes of Maryland LLC	Maryland
Pulte Homes of Michigan I Limited Partnership	Michigan
Pulte Homes of Michigan LLC	Michigan
Pulte Homes of Minnesota Corporation	Minnesota
Pulte Homes of New England LLC	Michigan
Pulte Homes of New Mexico, Inc.	Michigan
Pulte Homes of New York LLC	Delaware
Pulte Homes of NJ, Limited Partnership	Michigan
Pulte Homes of Ohio LLC	Michigan
Pulte Homes of PA, Limited Partnership	Michigan
Pulte Homes of South Carolina, Inc.	Michigan
Pulte Homes of Texas, L.P.	Texas
Pulte Homes Tennessee Limited Partnership	Nevada
Pulte Interiors, Inc.	Michigan
Pulte International Building Corporation	Michigan
Pulte International Caribbean Corp.	Michigan
Pulte International Caribbean II, Limited Partnership	Michigan
Pulte International Corporation	Michigan
Pulte International Mexico Limited Partnership	Michigan
Pulte Land Company, LLC	Michigan
Pulte Land Development Corporation	Michigan
Pulte Lifestyle Communities, Inc.	Michigan
Pulte Michigan Holdings Corporation	Michigan
Pulte Michigan Services, LLC	Michigan
Pulte Midwest Title, Inc.	Arizona
Pulte Minnesota Holdings, LLC	Cayman Islands
Pulte Mortgage LLC	Delaware
Pulte Payroll Corporation	Michigan
Pulte Purchasing Corporation	Michigan
Pulte RC, LLC	Michigan
Pulte Real Estate Company	Florida
Pulte Realty Corporation	Arizona
Pulte Realty Holdings, Inc.	Michigan
Pulte Realty of New York, Inc.	New York
Pulte Realty of South Jersey, Inc.	Michigan
Pulte Realty, Inc.	Florida
Pulte SA Corporation	Michigan
Pulte Services California LLC	Michigan
Pulte Services Corporation	Michigan
Pulte SRL Holdings LLC	Michigan
Pulte Texas Holdings LLC	Michigan
Pulte Title Agency of Michigan, L.L.C.	Michigan
Pulte Title Agency of Minnesota, L.L.C.	Minnesota

PULTE HOMES, INC.
SUBSIDIARIES OF THE REGISTRANT (continued)

Affiliates (continued)	Jurisdiction of Formation (continued)
Pulte Title Agency of Ohio, Limited Liability Company	Ohio
Pulte Urban Renewal, LLC	New Jersey
Pulte.com, Inc.	Michigan
Pulte/BP Murrieta Hills, LLC	California
Quartz Hill, LLC	Maryland
Radnor Homes, Inc.	Michigan
Rancho Diamante Investments, LLC	California
RCC Georgia Investor III LLC	Delaware
Residencial Riviera, SA de C.v.	Mexico
Residencias del Norte Limitada	Chile
RN Acquisition 2 Corp.	Nevada
Roseville Schools, LLC	California
Shiloh Farm Investments, LLC	Maryland
Shorepointe Village Homes, L.L.C.	Michigan
South Natick Hills, LLC	Michigan
Spa L Builders LLC	California
Springfield Golf Resort, L.L.C.	Arizona
Spruce Creek South Utilities, Inc.	Florida
Stetson Venture II, LLC	Arizona
Summerfield Crossing LLC	Michigan
Sun City Homes, Inc.	Nevada
Sun City Sales Corporation	Michigan
Sun City Title Agency Co.	Arizona
Sun State Insulation Co., Inc.	Arizona
Tallmadge Woods STP Associates LLC	New York
Terravita Corp.	Arizona
Terravita Home Construction Co.	Arizona
Thunderbird Lodge Holding Corp.	Arizona
Title Plant Corporation	Arizona
TVM Corporation	Michigan
Umerley Manor Oaks LLC	Maryland
Upper Gwynedd Development, Limited Partnership	Michigan
Wil Corporation	Michigan
Williams' Fields at Perry Hall, L.L.C.	Maryland

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-115570, Form S-8 No. 33-40102, Form S-8 No. 33-98944, Form S-8 No. 33-99218, Form S-8 No. 333-52047, Form S-8 No. 333-66284, Form S-8 No. 333-66286, Form S-8 No. 333-66322, Form S-8 No. 333-123223, Form S-3 No. 333-133876, Form S-3 No. 333-109029, Form S-3 No. 333-86806, Form S-3 No. 333-70786, Form S-3 No. 333-54978, Form S-3 No. 333-133876 and Form S-3 No. 33-93870) of Pulte Homes, Inc. and in the related Prospectuses of our reports dated January 31, 2007, with respect to the consolidated financial statements of Pulte Homes, Inc., Pulte Homes, Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Pulte Homes, Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2006.

/s/ Ernst & Young LLP

Detroit, Michigan
February 21, 2007

EXHIBIT 31(a)

CHIEF EXECUTIVE OFFICER'S CERTIFICATION

I, Richard J. Dugas, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Pulte Homes, Inc.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2007

/s/ Richard J. Dugas, Jr.
Richard J. Dugas, Jr.
President and Chief Executive Officer

CHIEF FINANCIAL OFFICER'S CERTIFICATION

I, Roger A. Cregg, certify that:

1. I have reviewed this annual report on Form 10-K of Pulte Homes, Inc.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2007

/s/ Roger A. Cregg
Roger A. Cregg
Executive Vice President and
Chief Financial Officer

EXHIBIT 32

Certification
Pursuant to 18 United States Code § 1350 and
Rule 13a-14(b) of the Securities Exchange Act of 1934

In connection with the Annual Report of Pulte Homes, Inc. (the "Company") on Form 10-K for the period ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned herby certifies that to his knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: February 23, 2007

/s/ Richard J. Dugas, Jr.
Richard J. Dugas, Jr.
President and Chief Executive Officer

/s/ Roger A. Cregg
Roger A. Cregg
Executive Vice President and
Chief Financial Officer



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CORPORATE OFFICERS

William J. Pulte
Chairman of the Board and Company Founder

Richard J. Dugas, Jr.
President and Chief Executive Officer

Steven C. Petruska
Executive Vice President and Chief Operating Officer

Roger A. Cregg
Executive Vice President and Chief Financial Officer

James R. Ellinghausen
Executive Vice President, Human Resources

Steven M. Cook
Vice President, General Counsel and Secretary

Peter J. Keane
Senior Vice President, Homebuilding Operations

Joseph M. Ball
Vice President, Construction

Jerry R. Batt
Vice President and Chief Information Officer

Calvin R. Boyd
Vice President, Investor and Corporate Communications

Steven A. Burch
Vice President, Strategic Marketing

Sean J. Degen
Vice President, Architectural Services

Vincent J. Frees
Vice President and Controller

Janice M. Jones
Vice President, Merchandising

Anthony C. Koblinski
Vice President, Supply Chain

Elaine A. Kramer
Vice President, Leadership Development and Training

Daniel P. Lynch
Vice President, Compensation and Benefits

Gregory M. Nelson
Vice President and Assistant Secretary

Erik R. Pekarski
Vice President, Strategic Initiatives

Bruce E. Robinson
Vice President and Treasurer

Robert P. Schafer
Vice President, Finance and Homebuilding Operations—West Region

David G. Schreiner
Vice President, Active Adult Business Development

Timothy M. Stewart
Vice President, Finance and Homebuilding Operations—East Region

LOCAL MARKET MANAGEMENT

PATRICK J. BEIRNE
REGIONAL PRESIDENT
WEST REGION

Southern California Area

AREA PRESIDENT
Igor M. Noriega

North Inland Empire
Christopher S. Haines—President

North L.A.—Ventura
Roderick C. Flint—President

Southern California Coastal
Mark E. Kaushagen—President

Northern California Area

AREA PRESIDENT
Matthew W. Koart

Bay Area
J. Steven Kalmbach—President

Central Valley
Christopher C. Schimunek—President

Sacramento
Christopher B. Cady—President

Reno
Alejandro Krell—President

Mountain West Area

AREA PRESIDENT
Richard B. Dix

Las Vegas North
Richard B. Dix—President

Las Vegas South
Patrick M. Aulds—President

Colorado Springs
Matthew W. Mandino—President

Denver
Anthony W. Barbee, Jr.—President

STEVEN C. PETRUSKA
CENTRAL REGION

Southwest Area

AREA PRESIDENT
John J. Chadwick

New Mexico
Gerardo Sanchez—President

Phoenix North Valley
Curtis H. VanHyfte—President

Phoenix CSE Valley
Michael H. Nuessle—President

Phoenix West Valley
Samuel C. Colgan—President

Tucson
Shawn B. Chlarson—President

Central Area

AREA PRESIDENT
Harmon D. Smith

Central Texas
Dominic M. Longi—President

Dallas
Harmon D. Smith—President

Houston
James A. Rorison—President

Kansas City
Todd L. Lipschutz—President

San Antonio
Laurin J. Darnell—President

Great Lakes Area

AREA PRESIDENT
Brian C. Paul

Cleveland
Scott E. Withington—President

Indianapolis
Gregory W. Huff—President

Illinois North
Karen L. Brunhofer—President

Illinois South
Brian M. Brunhofer—President

Michigan
Steven S. Atchison—President

Minnesota
Michael W. DeVoe—President

RICHARD D. DIBELLA
REGIONAL PRESIDENT
EAST REGION

Florida Area

AREA PRESIDENT
James C. Leiferman

Ft. Myers
Gregory G. Wolpert—President

Jacksonville
David A. Smith—President

Ocala
Jay A. Thompson—President

Orlando
James C. Leiferman—President

Sarasota
John S. Kempton—President

Southeast Florida
David A. Koon—President

Tampa
Scott H. Campbell—President

Southeast Area

AREA PRESIDENT
Andrew C. Hill

Charlotte
Jon S. Hardy—President

Georgia North
Alicia M. MacPhee—President

Georgia South
David W. Vitek—President

Raleigh
Stephen P. Schlageter—President

South Carolina Coastal
Mark D. Taylor—President

Tennessee
Andrew C. Hill—President

Mid-Atlantic Area

AREA PRESIDENT
William E. Reiser, Jr.

Delaware Valley
John P. Grierson—President

Lehigh Valley
Charles A. Coleman—President

Maryland
G. Louis Baker, III—President

Washington, D.C.
John M. Reeves—President

Northeast Area

AREA PRESIDENT
James R. McCabe

Long Island
Scott T. Schwanke—President

Metro New York/New Jersey
Michael L. Disler—President

New England
James R. McCabe—President

Pulte Building Systems

AREA PRESIDENT
Alan E. Laing

Las Vegas
Paul B. Torblaa—President

Phoenix
Alan E. Laing—President

Tucson
Mark D. Pleasant, Sr.—Vice President Operations

Puerto Rico

PRESIDENT
Francisco Arrivi

BOARD OF DIRECTORS AND CORPORATE INFORMATION

SENIOR EXECUTIVES

William J. Pulte
Chairman of the Board and Company Founder

Richard J. Dugas, Jr.
President and Chief Executive Officer

Steven C. Petruska
Executive Vice President and Chief Operating Officer

Roger A. Cregg
Executive Vice President and Chief Financial Officer

James R. Ellinghausen
Executive Vice President, Human Resources

Steven M. Cook
Vice President, General Counsel and Secretary

Debra W. Still
President and Chief Executive Officer
Pulte Mortgage LLC

DIRECTORS

Brian P. Anderson (1)(3)
Former Chief Financial Officer, Office Max

D. Kent Anderson, Chairman (2)(4)
Beacon Management Corporation

Richard J. Dugas, Jr. (4)
President and Chief Executive Officer
Pulte Homes, Inc.

Debra J. Kelly-Ennis (1)(3)
Chief Marketing Officer,
Diageo North America

David N. McCammon (1)(3)(4)(5)
Senior Partner
Strength Capital Partners, LLC
Retired Vice President of Finance
Ford Motor Company

Patrick J. O'Leary (1)(2)
Executive Vice President and
Chief Financial Officer, SPX Corporation

William J. Pulte
Chairman of the Board and Company Founder
Pulte Homes, Inc.

Bernard W. Reznicek (1)(2)
President and Chief Executive Officer
Premier Enterprises, Inc.

Alan E. Schwartz (4)
Partner
Honigman, Miller, Schwartz and Cohn, LLP

Francis J. Sehn (4)
Chairman
The Fran Sehn Company

John J. Shea (2)(3)
Retired Vice Chairman, President and
Chief Executive Officer
Spiegel, Inc.

William B. Smith (2)(4)
Advisory Director
Morgan Stanley & Co., Incorporated

(1) Audit Committee Member
(2) Compensation Committee Member
(3) Nominating and Governance Committee Member
(4) Finance Committee Member
(5) Lead Director

OPERATING SUBSIDIARIES

Pulte Homes, Inc.
100 Bloomfield Hills Parkway
Suite 300
Bloomfield Hills, Michigan 48304

Pulte Mortgage LLC
7475 South Joliet Street
Englewood, Colorado 80112

INVESTOR INFORMATION

Information Requests
The Company's annual report to stockholders and proxy statement together contain substantially all the information presented in the Form 10-K report filed with the Securities and Exchange Commission. Individuals interested in receiving the annual report, Form 10-K, Form 10-Qs or other printed corporate literature should write to the Investor Relations Department at the corporate office or call (248) 647-2750.

Investor Inquiries
Shareholders, securities analysts, portfolio managers and others with inquiries about the Company should contact Calvin R. Boyd, Vice President of Investor and Corporate Communications, at the corporate office or call (248) 647-2750. Shareholders with inquiries relating to shareholder records, stock transfers, change of ownership, change of address and dividend payment should contact:

ComputerShare Trust Company N.A.
P.O. Box 43078
Providence, Rhode Island 02940-3078
(877) 282-1168
www.computershare.com

INTERNET ADDRESS

Additional information about Pulte Homes may be obtained by visiting our website at www.pulte.com

ANNUAL MEETING OF THE SHAREHOLDERS

The annual meeting of shareholders of Pulte Homes, Inc., will be held at 8:30 a.m. (EDT), Thursday, May 10, 2007, at the Birmingham Community House in Birmingham, Michigan.

COMMON STOCK INFORMATION

Ticker Symbol: PHM
Pulte Homes, Inc., is a component of the S&P 500 Composite Stock Price Index. Common stock of Pulte Homes, Inc. is listed and traded on the New York Stock Exchange, which is the principal market for the common stock, and is also traded on the Boston, Cincinnati, Midwest, Pacific and Philadelphia stock exchanges. Option trading in Pulte Homes, Inc. is conducted on the Chicago Board of Exchange.



From Left to Right:
William B. Smith, John J. Shea, Patrick J. O'Leary, Richard J. Dugas, Jr., Alan E. Schwartz, William J. Pulte, David N. McCammon, Bernard W. Reznicek, Francis J. Sehn, Debra J. Kelly-Ennis, Brian P. Anderson, D. Kent Anderson

designed by curran & connors, inc. / www.curran-connors.com


Pulte
Homes


END

Pulte Homes, Inc. · 100 Bloomfield Hills Parkway · Bloomfield Hills, Michigan 48304
www.pulte.com · www.delwebb.com · www.divosta.com